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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME NV Umicore

*CURRENT ADDRESS

**FORMER NAME

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APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 3876 FISCAL YEAR 12-31-03

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umicore
materials for a better life

AR/S
12-31-03

Annual report 2003

Umicore's germanium substrates
were used for the solar cells on
both NASA Mars Exploration Rovers



Annual report 2003

Contents

umicore
materials for a better life

Advanced Materials

Umicore is the world leader in cobalt and germanium products and provides a wide range of specialty materials for hi-tech industries



Umicore's germanium substrates were used on both NASA Mars Exploration Rovers – Spirit and Opportunity – as part of the solar cells and panels provided by Spectrolab (a Boeing company)

Precious Metals Services

Umicore is the world's largest and most flexible recycler of precious metals containing materials



In 2003 Umicore recycled end-of-life materials such as electronic scrap from five continents

Precious Metals Products and Catalysts

Umicore is one of the world's top-three producers of automotive catalysts and has a leading position as a supplier of other specialty products based on precious metals



One in every five new cars produced today contains an automotive catalyst produced by Umicore – products which help protect our environment

Zinc

Umicore is the world's most important producer of specialty zinc products and is the world's largest recycler of zinc



In 2003 Umicore took in 165,000 tonnes of secondary zinc materials – 23% of its total feed

Copper

Umicore is a major European producer of copper products such as wire rod, billets and shapes



Umicore's Foxrod® oxygen-free wire rod is used in applications where the performance of all components must reach the highest standards

Message to the shareholders

A landmark year for Umicore

It would be no exaggeration to suggest that for everyone at Umicore, 2003 was a particularly intense year. Our Advanced Materials business grew significantly, the precious metals businesses produced strong results in a very competitive market, the zinc business proceeded with the development of value added products, and a new series of cost improvement measures were launched in copper, in zinc smelting and in various group support services.

At the same time, we dealt with a number of major projects: the completion of the PMG acquisition – the company's largest ever – followed by a disciplined integration effort; an international equity offering; four new investments in China; the reorganization of Umicore's copper operations as an independent business group and the migration to IFRS accounting standards. All of this was achieved within a tight timeframe and through a combination of professionalism, excellent teamwork and dedication.

Operating results up by 50%

Recurring EBIT, as reported under IFRS, reached € 145.9 million, up 50% from the previous year. This includes the former PMG activities from 1 August 2003. The Group's improved performance comes off the back of two years of tough economic conditions during which the company has proved its ability to protect earnings and grow market shares. Recognition of this track record and the Group's future prospects was reflected in the share price, which rose some 35% during the year and outperformed the Belgian stock market index for the fifth consecutive year.

The acquisition of PMG

The most important development of the past twelve months was undoubtedly the acquisition of PMG, which was announced at the beginning of June and completed at the end of July. This was a major step in reinforcing Umicore's precious metals business. Through this acquisition Umicore became both a leading producer of precious metals based products, and one of the global leaders in the automotive catalysts business.

The acquisition brought not only a series of excellent businesses but also strong management teams and an extended geographic reach, notably in North and South America. The company's R&D efforts have been significantly strengthened by the integration of PMG's large scientific and applied technology expertise.

Umicore has undergone several organisational changes as a result of the integration of the former PMG activities – most of which were outlined as soon as the deal was announced. The integration process and the new Umicore are profiled further on in this report.

Investing for growth

In addition to the PMG deal much attention was devoted to a number of internal growth initiatives, supplemented by several smaller acquisitions. Certain projects, such as the leaching and electrowinning facility at Hoboken and the lithium cobaltite production capacity expansion in South Korea, came on stream, and have made immediate contributions to the company's results. We strengthened our leadership in the germanium business through the acquisition of certain businesses from EaglePicher Technologies. In particular this allowed us to reinforce our production capabilities in the United States – the largest market for electro-optic materials.

During the year, Umicore also announced several new initiatives in China. These acquisitions, partnerships and internal growth projects are in anticipation of further growth in Chinese demand for Umicore's products and are also indicative of the company's intent to develop its production capability in proximity to its key customers in Asia.

Adapting the Group's structure

In parallel with the integration of PMG, the company has also reviewed the organisation of all its corporate support functions. This led to the streamlining of its sales and marketing operations, with the third party trading and marketing business being injected into a joint venture with Arcelor called Traxys. Umicore Marketing Services was thus refocused on the provision of sales and marketing support for the Group's business units. We also decentralised and reduced the Group's in-house engineering activities. The copper business was organised in such a way that it could function as a stand-alone company.

New accounting standards

During the year the Group's finance and accounting department have dedicated much time and effort towards ensuring a smooth transition to international accounting standards (IFRS). Although the introduction of these standards does not become mandatory for listed companies in the EU until 2005, we were convinced of the benefits of making the transition as early as possible. The switch has of course meant changes to certain definitions, figures and ratios, the details of which are outlined in this report.

A broader shareholder base

If the year was notable for the changes in Umicore's business portfolio it was similarly marked by a significant evolution in shareholder profile. In August, Umicore sold one million of the treasury shares it owned to partly refinance the PMG acquisition. This was followed in October by Suez's placement of two million Umicore shares. The level and diversity of investor interest in these placements was very encouraging. The real test, however, came in November when we launched an equity offering for 2.8 million new shares. Although we were convinced that interest would be strong, we were impressed by the positive response, which resulted in the shares being more than four times over subscribed. Finally, in the first months of 2004, the remaining holders of the Suez exchangeable bonds exercised their option to exchange. Following all these transactions Umicore has a much more diverse and international shareholder base and investors in the UK, France and the US showed a particularly high level of interest during the year. The increase in free float also led to a very welcome increase in the stock's liquidity on Euronext.

Dealing with a weaker dollar

One of the realities that many European companies have had to face during 2003 has been the gradual erosion of the value of the US dollar against the Euro. This affects Umicore mainly in its businesses were the margins are largely dollar-denominated and where it has a strong European cost base, such as copper and zinc smelting. Umicore has been sheltered from this development through its currency hedges that provided protection in 2003 and will continue to do so in 2004 and into 2005. In the meantime, Umicore continues to prepare for the eventuality of continued dollar weakness both by further cost reduction initiatives, adaptation of pricing policies where possible and the further internationalization of its operations.

Addressing the legacy

In the course of the past year Umicore has made major progress in the remediation of the remaining issues regarding historic pollution around its plants. In Bulgaria we finalized the remediation of the significant pollution left over from former times. This was done in collaboration with the World Bank and the Bulgarian authorities and we were pleased that this effort was recognized in the form of a prestigious sustainable development award. In Belgium we worked closely with the authorities and are now close to a comprehensive agreement on an action plan. In France we have initiated an in-depth risk assessment.

As far as can be assessed today, provisions in the balance sheet at 31 December 2003 should be sufficient to adequately address the remediation of all substantive risks related to historical pollution.

Good prospects for the future

This report looks back on a year, which was challenging and intense but ultimately very rewarding for Umicore.

We are now a different and a stronger company, with a number of world-leading materials businesses. We look forward to building on this base in 2004 and taking our company to the next level of performance, for the benefit of all our stakeholders.

Thomas LEYSEN
Chief Executive Officer

Karel VINCK
Chairman

Key figures

	Belgian GAAP			IFRS	
(amounts in € million)	**1999**	**2000**	**2001**	**2002**	**2003**
Turnover	3,180.2	3,834.7	3,511.2	3,160.6	4,677.1
Revenue (excluding metal)	865.3	1,035.7	1,058.3	1,036.0	1,358.0
Recurring EBIT	88.4	163.4	134.1	97.5	145.9
Non-recurring EBIT	-	-	-	(24.8)	(39.4)
Total EBIT	88.4	163.4	134.1	72.7	106.5
EBITDA	207.5	307.8	276.3	223.1	277.1
Net consolidated profit (loss), Group share	69.3	136.1	116.0	32.9	60.1
Net consolidated profit (loss) before non-recurring items, Group share	60.2	140.0	105.2	63.4	89.6
Net consolidated profit (loss) before non-recurring items and goodwill amortization, Group share	69.7	152.8	117.3	69.3	97.7
Capital expenditure	80.4	111.0	178.1	152.7	148.3
Cash flow before financing	183.5	226.2	59.7	180.6	(527.8)
Consolidated net financial debt	334.7	184.3	261.5	131.3	619.1
Capital employed (end of period)	1,508.3	1,464.8	1,514.7	1,347.6	2,071.2
Total shares outstanding (end of period)	25,617,515	25,617,515	22,600,000	22,600,000	25,420,175
Average number of shares – basic EPS	n/a	n/a	n/a	22,600,000	22,865,537
Workforce at end of period	**8,065**	**7,892**	**8,237**	**8,338**	**11,470**
EPS declared (€/share) - Basic	2.70	5.31	5.13	1.45	2.63
EPS declared (€/share) - Fully diluted	-	-	-	1.45	2.62
EPS adjusted (€/share) - Basic[1]	2.72	5.96	5.19	3.07	4.27
EPS adjusted (€/share) - Fully diluted	-	-	-	3.07	4.25
Net debt/Net debt + Equity (end of period)	24%	14%	19%	11%	34%
Return on Capital Employed (ROCE)	6.0%	11.7%	9.5%	6.5%	8.3%

(1) for 1999-2001 "EPS adjusted" = previously reported "EPS adjusted before metal inventory write-downs and goodwill amortization."

Contribution to recurring EBIT[1]



- Advanced Materials **22%**
- Synthetic Diamonds **7%**
- Copper **1%**
- Precious Metals Services **27%**
- Precious Metals Products and Catalysts **26%**
- Zinc **17%**

(1) Excluding Corporate and Investments; *former PMG activities five months only*

Contribution to Recurring EBIT[1]

(amounts in € million)	Belgian GAAP 1999	2000	2001	2002	IFRS 2002	2003
Advanced Materials	11.0	25.4	31.5	20.9	17.6	37.3
Synthetic Diamonds	11.6	8.0	5.4	10.1	13.8	12.8
Copper	1.7	25.0	13.0	9.7	8.7	0.9
Precious Metals Services	(1.5)	30.6	50.3	52.5	53.2	45.7
Precious Metals Products and Catalysts[2]	-	-	-	-	-	42.9
Zinc	84.0	85.8	50.7	16.5	17.8	28.4
Corporate and Investments	(18.4)	(11.4)	(16.8)	(16.9)	(13.6)	(22.0)
Total EBIT	**88.4**	**163.4**	**134.1**	**92.8**	**97.5**	**145.9**
Including Group share in net profit (loss) from associates	15.8	13.5	13.0	15.1	13.0	18.0

[1] New EBIT definition applied from 1999 - please see glossary of financial definitions

[2] For five months of 2003 only (except Thin Film Products - 12 months)

Price of the Umicore Share



EUR
55
45
35
25
Bel 20
3000
2500
2000
1500
J F M A M J J A S O N D J F M A M J J A S O N D J F
2002
2003
2004

Share price on Brussels Bourse (weekly average)

Bel 20 Index (weekly average)

Creating the new Umicore

A year of great change

2003 saw a significant change in the size and structure of the Umicore Group. First and foremost there was the PMG acquisition which gave the Group a whole new dimension. At the same time, Umicore prepared the carve-out of the copper business so that it could function as a free-standing company and allow it to contemplate new partnership. The sales and marketing function also saw the transfer of the third party trading and agency business to a new joint venture, Traxys. Finally, Umicore reviewed all its corporate and support functions, in order to ensure maximum cost effectiveness and their alignment with the new overall structure of the Group. This led, amongst others, to the full decentralization of the engineering function.

Bringing together two successful organizations

The relative size and respective strengths of Umicore and PMG meant that Umicore approached the integration as the bringing together of two successful organizations more than as a simple acquisition. A determined effort was made to retain best practice in a number of areas while reinforcing decentralised decision-making wherever possible. During the due diligence period, considerable attention was devoted to preparing the integration process. This allowed Umicore to communicate to members of the senior management team their role within the new organization on the day the transaction was completed. The two most senior executives at PMG – Martin Hess and Pascal Reymondet – took up positions in Umicore's Executive Committee.

The new organizational chart shows the way in which the former PMG activities and Umicore have been aligned within the reporting segments of the new Umicore.

Working together for a smooth integration

An integration committee was set up in early July to oversee the integration process. Special project groups were established in order to work on all major aspects related to the integration from harmonizing the accounting and reporting systems to unifying the IT infrastructure.

Although operational and cultural differences existed between the old Umicore and PMG, it became apparent that such differences were outweighed by many similarities in approach and working practices. By the end of the year the majority of the projects had been completed as expected.

Reaping the first benefits

Primary emphasis was placed on ensuring that the operational benefits of such a merger would become apparent as soon as possible. Reductions in working capital requirements of some € 80 million were realised by the end of the year which equates to more than 10% of the purchase price of the PMG operations. Another priority was to integrate the metals management functions and to determine the shape of the combined sales and marketing network. This was largely exceeded already in the first months after the closing of the transaction. The most challenging task,



Umicore
Advanced Materials
Engineered Metal Powders
Specialty Oxides & Chemicals
Electro-Optic Materials
Precious Metals Services
Precious Metals Refining
Precious Metals Management
Precious Metals Products & Catalysts
Automotive Catalysts
Technical Materials
Jewellery and Electroplating
Precious Metals Chemistry
Thin Film Products
Zinc
Building Products
Zinc Alloys & Chemicals
Zinc Smelting
Padaeng 47%
Copper*
Corporate & Investments
Corporate & Support Services
Research Development and Innovation (Incl. Fuel Cells)
Traxys
Other Investments
Former Umicore activities
Previously part of PMG
Amalgamation of previous PMG and Umicore

*Umicore Copper has been reconfigured as an independent business group

Workforce breakdown by business group


- Advanced Materials 12%
- Precious Metals Services 10%
- Precious Metals Products and Catalysts 28%
- Zinc 25%
- Copper 15%
- Corporate and Investments 10%

Geographical spread of Umicore's workforce (including associates)


- Belgium 28%
- France 10%
- Germany 12%
- Other Europe 17%
- North America 4%
- Latin America 7%
- Asia (other) 9%
- China 7%
- South Africa 6%

however, was in reconfiguring a precious metals refining operation that had notable overlaps between the Hoboken and Hanau sites. The new structure of the combined refining operation was defined by the end of the year. Although this led to 30 job losses at Hanau the new configuration places the business on a better development footing for the future and allows Umicore to build on the respective strengths of both operations.

A broader R&D portfolio

The integration of PMG also added significantly to the weight of the Group's research and development efforts. Umicore can now rely on a R&D team of more than 500 people. A centralized Research Development and Innovation function (RDI) based in Olen, Belgium, manages an extensive pipeline of research and development projects at Group level and in support of many of the business units. This centralised function also contains a Venture Unit, which acts as an incubator for promising new initiatives, and an ideation function, Umagine, which seeks to generate innovative products or processes and business solutions from within the company.

Although the centralized function supports R&D at business group level where required, a significant research and development effort is carried out within the business units themselves. This is notably the case in the area of Automotive Catalysts where extensive development and testing is carried out in conjunction with customers in order to ensure optimum product specification in a sector driven by rapidly evolving and ever more stringent standards for vehicle emissions.

The Umicore Group's overall R&D spend on a full year basis is set to increase from € 30 million prior to the acquisition to some € 75 million.

Focus on competitiveness

In order to safeguard the cost competitiveness of its smelting and refining operations, a number of other restructuring measures were announced during 2003. The workforce at the Olen site is being reduced by 127 full time equivalents, in parallel with the carving out of the copper activities in a separate entity. This is mainly the result of the streamlining of the central site support functions. Umicore's central engineering function was also dissolved, resulting in the closure of the Louvain-la-Neuve office.

At the beginning of 2004 a plan was also unveiled to improve the cost structure within Umicore's zinc smelting business. It is envisaged that the programme will enable cost reductions of some € 14 million by 2006 and will result in a workforce reduction of some 136 people – primarily in the support functions of the smelting facilities at Auby (France) and Balen (Belgium).

In keeping with the company's desire to find equitable solutions to all issues involving restructuring and workforce reductions, all these changes were brought about after a process of dialogue and negotiation with the respective workforce representatives.

A new configuration for human resources

The new Umicore now has 11,470 employees in fully consolidated companies and some 3,618 in associated companies and joint ventures. It has also taken on an even more international profile. Umicore significantly strengthened its presence in terms of production facilities and personnel in Germany, Latin America and North America.

In September 2003 a new Human Resources Management (HRM) organization was established in line with the operational and cultural needs of the new Group. The global HR structure encompasses 35 countries and 105 different locations and this warranted a more decentralized approach than had been the case in the past. Responsibilities now largely rest with the HR functions at country or regional level while the corporate HR function guides the overall policy formulation, management development and HR networking.

A strong spirit

Change can often prove a difficult process, particularly for those directly affected by job cuts and restructuring measures. However, the changes that have been brought about at Umicore during 2003 have enjoyed a high level of support throughout the Group. The reconfiguration process during the last six months of the year involved tight deadlines and a heavy workload for many within the new Group. That the company was already able to meet most of its integration targets by the end of the year was a result of excellent teamwork and high levels of dedication from a large number of teams. Many of these teams were made up of people who would have been strangers at the outset. This suggests that coherent and clear targets, coupled with honest communications, helped to break down any perceived cultural barriers in the coming together of two organizations.

Umicore has changed significantly over the course of twelve months with a far larger product offering, a wider geographic reach and a workforce that has increased not only in numbers but also its diversity in terms of skills, backgrounds and nationalities. Because of this, the new Umicore approaches 2004 in confident mood and buoyed by a strong spirit and sense of common identity and purpose.

The integration process has been underway since mid-2003. It has been a company-transforming process involving many teams tackling a diverse range of issues in operations as far apart as Burlington, Canada and Beijing, China. Here, several people who have been involved in the integration give their perspective on how the process has developed and what it has meant for them, their business and their working environment.



William STARON,
Senior Vice President Automotive Catalysts North America

From your perspective what were the benefits of becoming part of Umicore?

Obviously, the financial strength of Umicore has created immediate value in supporting our growth initiatives as well as being an organization that really understands precious metals. Our challenge will be to take advantage of our leadership position in precious metal recycling and turn it into an opportunity by further developing a "closed loop" for spent automotive catalysts in North America.

Has the integration process meant many changes in the Automotive Catalyst business – specifically in North America?

Good team spirit and a strong business unit identity have helped Automotive Catalysts to remain focussed on its customers and markets throughout the recent changes. The Umicore philosophy of having autonomous business units operating in a decentralized structure has made the integration process transparent.

How do you feel the different management teams have gelled in the new Umicore?

Two former PMG executives represent their businesses on the Executive Committee. They have an equal opportunity to participate in corporate matters and have been actively involved in the integration process as well as in developing corporate policy and procedure. Additionally, management has been active in North America through site visits as well as customer visits. Personally, I believe the teams are off to a great start and have created greater expectations in the future as a result.

What are the specific opportunities in the automotive catalyst market in the coming years and how is Umicore placed to benefit?

We'll of course continue to create value for our customers through the application of our catalyst technology in developing the most effective engine exhaust emissions solution at the lowest system cost. We have become a player in the emerging heavy-duty diesel market and will continue to expand this position. While doing this we are deploying our assets strategically to supply our products throughout the world as we strive to achieve our goal of becoming global number one. Umicore's support of this goal can be seen in the Burlington site capacity expansion, the investment in a new technical center in Germany and the recently announced expansion of Automotive Catalysts into China.

Sigurd ADLER,
Vice President & General Manager Refining Services (Hanau)*.

Francis VANBELLEN,
Site Manager Precious Metals Services, Hoboken.



What are/were the main challenges in integrating the refining activities at Hoboken & Hanau?

Francis Vanbellen: Hoboken's refinery is fully automated and uses innovative, cutting edge processes and recycling technologies. The Hanau refinery has been tuned to supply the "downstream" product business and for development initiatives. The result of our integration project should be evaluated within that context. Hoboken will take over most of Hanau's refining activities, whilst Hanau will further focus on the precious metals compounds business.

From a people point of view, the main challenge was to balance the business arguments with the human and cultural factors and to try to get the best of both worlds. Bearing this in mind I think that the integration team has been able to deal with these issues and focus fully on the future of the new Umicore.

Were there any immediate benefits?

Francis Vanbellen: Yes. They were mainly found in the treatment of by-products from Hanau in Hoboken. The Hoboken smelter masters a unique technology and as such can handle almost any kind of material. Other quick wins came from the learning process that was initiated through the integration exercise. Both refineries have developed unique world-class refining processes. Hoboken and Hanau have already applied certain of these mutual experiences in their own environment. The metals management integration probably went faster than the other elements and the benefits from this process were realized earliest.

What was the role of the Hanau works council in the restructuring process?

Sigurd Adler: The works council played an essential role in the restructuring at the Hanau plant. The works council represents the interests of the employees, but also had to include the interests of the company in its considerations and decisions.

The project was successfully accomplished through the open, honest, and collective work that took place, especially in the more difficult phases of the process. Obviously the people affected by the restructuring were at the forefront of the discussions along with the current and future perspectives for the Hanau site in general and the refining operations in particular.

An essential part of the social compensation plan, was the creation of a personnel development company. The company offers those affected by the plan the best possible opportunity of finding new employment in the Hanau region – a labour market that is currently very difficult. I think that we have seen an example in this case, where the works council and the management of Umicore worked together in a thoroughly professional manner to find a way through a difficult but necessary part of the integration process.

In what ways has the integration affected Umicore's market in precious metals refining and recycling?

Francis Vanbellen: Our markets were quite complementary and Umicore can now offer a broader service to a broader customer base. We now offer a full service to an extended market and are able to handle almost any request in the field of precious metals recycling, refining and product development. A good example is the autocatalyst business. The new Umicore has more collection and pre-processing points, more refining capacity and masters a consolidated autocatalyst development process.

Sigurd Adler: In geographic terms one of the big differences is that Umicore has now got a much better presence in regions such as Asia and South America. This adds to its previous strength in the European market.

What's next for Precious Metals Services?

Francis Vanbellen: We'll continue to pursue our strategic focus on complex precious metals recycling supported by an extended metals management service portfolio. The integration process has delivered a unique platform for product development, backed by one of the world's best-equipped and most flexible precious metals refineries. This should bring new opportunities.

* Is currently in charge of Production & Technology, Automotive Catalysts.



Teresa CHIN,
Umicore Marketing Services Hong Kong

How has the integration gone for UMS in China?

PMG's sales support staff in Beijing and Shanghai had completed its move into the UMS offices by February 2004. In Hong Kong, the fine-tuning of the integration process is still underway for our office but we're pleased with the progress and very happy to have gained new UMS colleagues as team members.

How has the product range you deal with in China grown?

Now that the teams have become one, we are able to offer a much wider range of products. The PMG team marketed technical precious metals products such as jewellery alloys, electroplating chemicals, brazing alloys, electrical contact alloys, electronic



Ralf DRIESELMANN,
Senior Vice-President Precious Metals Management

What did PMG bring to Umicore in terms of metals management expertise?

PMG, with a precious metals product business alongside its refining business, required metals management expertise to deal with a wide range of challenges. Internal as well as external customers for precious metals products had different hedging needs from refining customers. We were able to provide our customers with information on short and medium term market direction and counseling on other precious metals management issues. PMG's metals management function handled these challenges for many decades and added this strength to Umicore's expertise in this field.



Violetta KASABONEVA,
Group Accounting Integration Manager

What is Project Sunrise?

Project Sunrise was the name for the integration of Umicore's accounting rules which brought us all in line with IFRS (International Financial Reporting Standards). The deadline was ambitious but the enthusiasm and dedication of the central team, and of all our colleagues in the accounting and controlling network world-wide, was the basis for making the project a success.

What were the difficulties in bringing together the two accounting and reporting systems?

Time was our biggest constraint. Every day counted and every week was crucial. There was literally no place for mistakes. Add to that the challenges of a truly global initiative – different countries, cultures, business units, and timezones and you begin to see the picture.

packaging materials, precious metal compounds and automotive catalysts. These products are now marketed alongside the range of advanced base metal materials previously offered by UMS such as cobalt compounds and fine zinc powders. Our collective presence is now even more significant.

What are the prospects for the new Umicore in China?

China is definitely one of the top priorities for Umicore. There are not only huge opportunities in autocats and other precious metals-related products but also in other areas where Umicore has been developing a presence in recent years. The foothold we have in this huge market through well-established Umicore facilities at various locations will help us develop faster and further by sharing this experience and existing infrastructure. It's an exciting challenge for us at UMS to support the growth of different business units in the world's fastest growing market. With this move the UMS marketing team in the Greater China region is anticipating increased responsibilities in the years to come.

Beijing is preparing for the Olympic Games in 2008 – will this have any impact on demand for Umicore products?

Yes. Various projects in construction, communication and civil infrastructure will mean even greater potential for Umicore materials. The expected consumer demand from locals and tourists will also bring opportunities especially in products linked to areas like jewellery and telecommunications. Also the Chinese government is introducing new environmental standards. This is good news for sales of Umicore's automotive catalysts, which reduce vehicle emissions and will help to make a cleaner atmosphere for everyone.

In what way is Umicore exposed to significant risks as a result of precious metals trading activities?

Umicore isn't exposed to any significant risks from its precious metals trading activities. One of our most important tasks is to take away and manage the price fluctuation risk from the other business units. Basically we prevent Umicore from taking undesired risks. In our proprietary trading activities a number of strict trading limits apply and are monitored by an independent controlling function. These limits ring-fence our exposure by restricting our open positions within certain loss realisation limits. These limits require us to close a position if a mark-to-market valuation hits or exceeds a given dollar value.

Where is the combined metals management located?

We're located in Hanau, Germany, and in South Plainfield, NJ, USA. In these two locations we have traders, providing our full range of services. At all other sites that handle precious metals, a metals desk – usually reporting to the finance department – manages the price risks of the business units located at that site. From Hanau and South Plainfield we cover our services to other units as well as sales to third parties. In terms of integration of activities, a project was set up to integrate the metals management activities of Hoboken into those of Hanau. The project developed really well as we knew many of our new colleagues from when we did business together in the past!

However, the most interesting, though challenging, task was to bring together the different corporate cultures across an incredible variety of languages and mentalities. We were nicely surprised that we often spoke the same accounting language. We discovered we have the same concepts for approaching unique accounting topics relevant for our industry. You can chose to look at the differences but I think you should look more at the similarities. That was something beneficial for everyone.

What has the introduction of IFRS meant for the finance function at Umicore?

More work! Getting used to a different accounting framework, passing our knowledge through the accounting network, getting people involved and convincing them that the introduction of IFRS was not only a technical accounting issue but rather a cultural change. It was a big job by any standards and came on top of the daily business in the finance function and the various system improvement projects. However, it was rewarding to have it done, and well ahead of the EU deadline in 2005.

What are the benefits of IFRS?

We felt immediate benefits during the integration process. It made it smoother as the financial statements were brought together using commonly known standards. The continuing, long-term benefit is to have the financial statements of the company presented under an internationally accepted set of accounting standards that make corporate information more transparent, clear, credible and internationally comparable.

What have you learned from your new colleagues from PMG?

They were committed from the outset and gave good constructive criticism where necessary. I found that they brought a good mixture of qualities that you need in this job – analytical and ordered thinking but also an open mind and bags of enthusiasm.

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

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[redacted]

1| Germanium is transparent to infrared radiation. Umicore has harnessed this property and offers germanium lenses for infrared vision systems used in applications such as night vision, fire-fighting and security.

Advanced Materials

Key Figures (amounts in million €)	Belgian GAAP			IFRS	
	1999	2000	2001	2002	2003
EBIT - Recurring	11.1	25.4	31.5	17.6	37.3
EBIT - Non Recurring	n/a	n/a	n/a	(3.8)	(2.7)
EBIT - Total	11.1	25.4	31.5	13.7	34.7
EBITDA	28.1	46.7	56.8	39.4	53.6
Turnover	358.3	434.5	364.8	354.1	354.9
Revenue (excluding metal)	158.4	202.0	216.0	213.2	221.2
Average Capital Employed	212.2	226.9	232.6	239.5	203.0
Recurring ROCE	4.4%	10.0%	13.8%	7.1%	18.1%
Capital Expenditure	11.4	27.0	33.9	18.8	17.9
Workforce	**965**	**1,034**	**1,100**	**1,383**	**1,337**

Recurring EBIT more than doubled in 2003 to € 37.3 million. The performance of the cobalt-related businesses was the main factor behind this improvement. Return on capital employed was 18%. Non-recurring EBIT was € -2.7 million, which was the aggregate of impairment charges for the closure of the nickel hydroxide plant in Canada, a goodwill write down and write backs on cobalt inventory.

Synthetic Diamonds

Key Figures (amounts in million €)	Belgian GAAP			IFRS	
	1999	2000	2001	2002	2003
Contribution to Umicore EBIT:					
Recurring	11.6	8.0	5.4	13.8	12.8
Non Recurring	n/a	n/a	n/a	-	(11.1)
Total	**11.6**	**8.0**	**5.4**	**13.8**	**1.7**

The contribution of the Megapode synthetic diamond activities to Umicore's recurring EBIT was down 7% to € 12.8 million. The net contribution of these activities was impacted by a non-recurring charge of € 11.1 million related to pension adjustments and restructuring costs.

Profile

The Advanced Materials business group produces high-purity metals, alloys, compounds and engineered products for a wide range of applications and is the world leader in cobalt fine powders and compounds and germanium products. Advanced Materials serves a variety of market sectors from the more traditional – such as the hard metals tooling industry – to the most hi-tech, including the rechargeable battery, micro-electronics and satellite sectors.

Umicore's Advanced Materials businesses aim to develop innovative, application-based products in close collaboration with its customers. They seek to anticipate developments in the technology-intensive sectors they serve and to use their expertise in specialty materials science to develop ground-breaking new products. Research and development programmes undertaken in conjunction with customers and partners are also key elements in the strategy of Advanced Materials along with developing a closed-loop offering to its customers.

The Advanced Materials business group is divided into three business units: Engineered Metal Powders; Specialty Oxides and Chemicals; Electro-Optic Materials as well as Umicore's interests in synthetic diamond production (in a joint venture with Element Six).

Engineered Metal Powders

Sales by Business Line



- Engineered powders **33%**
- Rechargeable Batteries **34%**
- Primary Batteries **16%**
- Ceramics and Chemicals **17%**

Improved demand for hard metal powders

Sales of materials to the hard metal sector exceeded those of the previous record year of 2000 as demand increased from the company's major customers. This was driven by improved conditions in the electronics, oil drilling and wood cutting sectors. Umicore built on its strong reputation as a reliable supplier of high quality products and customer service over a wide range of locations. This strength, coupled with the ability to recycle cobalt-containing residues for a key customer, meant that market share gains were recorded through the year, especially in Asia and the US.

In products for diamond tools the situation was less buoyant but satisfactory nonetheless. The construction sector in South Korea was very active while the European markets were stable.

Acquisition in China

The acquisition of a 40% equity stake in Guangzhou Hongsheng Metallurgical and Chemical Company, a cobalt processor based in Guangzhou, China, enabled Umicore to further strengthen its global position in the cobalt products market and more specifically to increase its presence in the Chinese market. Hongsheng has an annual capacity of 1,000 tonnes of cobalt and employs some 600 people. The acquisition was completed in October.

Price pressure in primary battery materials

Sales of zinc powders for primary batteries were affected by increased competitive pressure in the US market. In the Chinese market, local producers were able to benefit in the short term from the availability of cheaper zinc metal in their pipeline thereby applying downward pressure on prices. Umicore remains confident in the growth prospects for the Chinese market and announced a doubling of the capacity of the company's Shanghai plant in the first half of the year.

Geographical Breakdown of Sales
(Engineered Metal Powders +
Specialty Oxides and Chemicals)



- Africa **1%**
- America **17%**
- Europe **24%**
- Japan **18%**
- Other Asia **40%**

Sales Trends of Zinc Powders
(Units of metals sold in 1999 = 100)


200
150
100
50
0
1999 2000 2001 2002 2003

Sales Trends
of Cobalt Products
(Units of metals sold in 1999 = 100)


200
150
100
50
0
1999 2000 2001 2002 2003

Refining – lower output

The refining activities were affected by the low activity levels at the Olen site. This was primarily brought about by the low cobalt price. However, in view of the steep rise in the cobalt price towards the end of 2003 Umicore decided to make use of the flexibility in its operations by increasing its refinery output in 2004. In 2003 Umicore secured contracts to ensure enough feed is available to reach a significantly increased target production of some 3,000 tonnes.

Specialty Oxides and Chemicals

A boom for rechargeable battery materials

Umicore's materials for rechargeable batteries had an excellent year with volumes some 50% up on the previous year. Sales were driven by high demand for Umicore's lithium cobaltite – the key material in lithium-ion batteries, which are the battery of choice for mobile phone and laptop computer producers. Sales of these products continued to soar in 2003. Mobile phone sales have been boosted by the introduction of new technologies (such as colour screens and cameras), while battery sales have in turn benefited, amplified by the increased offer of batteries to phone users (increasingly two batteries are purchased per phone). In the world of personal computing there has been a trend for substitution of desk-top computers by battery-containing notebook computers. Further inroads were made in the Chinese market.

Umicore decided to double the capacity of its lithium cobaltite plant in Cheonan, South Korea, to 2,000 tonnes. This expansion was on-stream by late 2003. In view of the increased customer demand Umicore decided to go ahead with a further expansion in 2004 which will boost capacity to in excess of 3,000 tonnes. This expansion will also provide the necessary flexibility for the company to meet likely customer demand for new generations of battery materials containing less cobalt.

In view of the growth in the Chinese market, Umicore Shanghai (in which Umicore has a 94% stake), decided to build a new cobalt oxide production facility. The plant will have an annual capacity of 1,500 tonnes of cobalt oxide and will supply Chinese battery producers which are increasingly sourcing their materials from domestic suppliers.

Umicore also set up a joint venture with Jiangmen Chancsun Chemical Company (in which Umicore has a 40% stake) for the production of spherical nickel hydroxide used in the manufacture of nickel cadmium (Ni-Cd) and nickel metal hydride (Ni-MH) rechargeable batteries. These batteries are mainly used in household goods, like power tools, cordless phones and toys but also in new applications like electric bikes. This move placed Umicore closer to its key customers in the fastest growing market in the world. In this context Umicore decided to close its nickel hydroxide operations in Canada.

Ceramics and Chemicals – growing market share

In the ceramics and chemicals sector Umicore delivered some 25% more cobalt-containing materials than in 2002. This was primarily a reflection of increased market shares, better geographic positioning and a more diversified product portfolio brought about in large measure as a result of the sales from the recently-acquired facilities in the US and the Philippines. The sales of nickel sulphate were satisfactory although further pressure continued to be exerted on premiums.

Sales Trends
of Germanium Products
(Units of metals sold in 1999 = 100)


200
150
100
50
0
1999 2000 2001 2002 2003

Sales by Business Line
(Electro-Optic Materials)



- High-Purity Chemicals **22%**
- Optics **44%**
- Substrates **34%**

Geographical Breakdown of Sales
(Electro-Optic Materials)



- Africa/Middle East **2%**
- Asia/Australia **14%**
- Europe **40%**
- North America **44%**

Electro-Optic Materials

Substrates – focus on development projects

Sales volumes of germanium substrates for space solar cells were 30% lower than 2002 as a result of reduced activity levels in the world's satellite programmes. However, there was a significant improvement in demand from customers during the second half of the year. Umicore's substrates were used on both NASA Mars Explorer Rovers - Spirit and Opportunity - as part of the solar cells and panels provided by Spectrolab (a Boeing company).

The pace of new product development for germanium substrates continued to increase in 2003 with initial commercial deliveries for use in solid state lighting (LEDs). Development work in engineered substrates for micro-electronics also shifted into a higher gear with the development of 300mm (12") substrates and the announcement of an important partnership with research institute IMEC and one of the world's leading silicon-on-insulator producers (SOITEC). Another important step in this development is the inclusion of germanium in the IMEC "45 nanometer CMOS" programme in which five of the world's top ten micro-electronics companies are participating. Work also continued in Umicore's Boston facility on the development of engineered substrates such as thick silicon-on-insulator and germanium-on-insulator.

Slight improvement in optical fibre products

Deliveries of germanium tetrachloride for the fibre optics industry were up by 50% on the extremely poor levels of 2002. This has been brought about by a limited underlying improvement in the fibre optics industry where new connections in the so-called "last mile" to homes and businesses are becoming more frequent. Multi-mode fibres (rich in germanium) tend to be used for such connections. Umicore began the process of integrating its US production and sales capabilities into its Quapaw plant – acquired from EaglePicher Technologies during 2003. The overall integration of the Quapaw plant (which covers the optics and high purity chemicals sectors) made good headway with synergies identified for implementation in 2004.

Optics – A wider product offer

Sales volumes for thermal imaging optics materials improved, although increased competition led to pressure on prices throughout the year. Demand continued to increase for Umicore's chalcogenide glass and for automotive night vision systems in particular. In late 2003 Umicore concluded a four-year agreement with Autoliv to supply optical assemblies – a key component in car night vision systems – to the automotive industry. A dedicated plant to produce these optical assemblies for this new application will be built in Quapaw. Full production is expected to be reached in mid-2005. This project is a world first in the large scale production of infra-red optics for a commercial application and will support new opportunities for this material in different high-volume infra-red markets.

On the development front Umicore developed and qualified several new products in a number of materials for laser optics equipment manufacturers. The increased optics range was further complemented by the introduction of silicon and copper mirrors.

Sales Trends
of Synthetic Diamonds
(Volume sold in 1999 = 100)


200
150
100
50
0
1999 2000 2001 2002 2003

Synthetic Diamonds

Improved sales and operating profits

Sales volumes of synthetic diamonds increased by 18% during 2003. This was due to the continued combination of market share gains in traditional market regions, successful entry into new markets and increased substitution of conventional abrasives. Despite price erosion of some 20% in grits, Megapode managed to increase revenues by 6%. Polycrystalline products showed very healthy revenue growth of some 28% where the main drivers were the machining industry and the oil & gas drilling industry.

Umicore recorded a non-recurring charge of € 11 million as a result of pension adjustments and restructuring costs within Megapode.


EIZO

1| Precious Metals Services is the world's largest and most flexible recycler of materials containing precious metals.
It also provides a comprehensive range of metals management services - including hedging, leasing and provision of physical metals - to both internal and external customers.

Precious Metals Services

Key Figures (amounts in million €)	Belgian GAAP				IFRS
	1999	2000	2001	2002	2003
EBIT - Recurring	(1.5)	30.6	50.3	53.2	45.7
EBIT - Non Recurring	n/a	n/a	n/a	0.0	0.0
EBIT - Total	(1.5)	30.6	50.3	53.2	45.7
EBITDA	20.8	50.9	71.4	78.2	71.3
Turnover	777.8	739.7	764.3	768.8	1,717.0
Revenue (excluding metal)	147.7	189.2	199.3	201.0	214.7
Average Capital Employed[1]	221.0	176.5	176.0	166.6	240.6
Recurring ROCE	(0.7)%	17.4%	28.6%	32.0%	19.0%
Capital Expenditure	10.4	14.6	17.9	36.3	23.2
Workforce	**1,215**	**1,226**	**1,179**	**1,160**	**1,180**

[1] Average of PMG activities calculated for 5 month period

Profile

Precious Metals Services is the world market leader in recycling complex materials containing precious metals. Its core business is to provide full-feature refining and recycling services to an international customer base. Precious Metals Services recycles and refines precious metals and other non-ferrous metals from a wide range of complex industrial intermediate materials (by-products from other non-ferrous smelting and refining operations) and precious metals-bearing scrap from electronic, photographic and catalytic applications. Precious Metals Services is unique in the breadth of materials it is able to recycle and the flexibility of its operations.

Umicore's precious metals recycling operations are located in Hoboken (Belgium), Hanau (Germany) and Guarulhos (Brazil). Its collection and preprocessing network for end-of-life car catalysts includes companies in Alzenau (Germany), Covington (USA), Guarulhos (Brazil) and a joint venture with Rhodia called Cycleon (France). Umicore's Precious Metals Management unit is based in Germany and the United States.

Geographical Origin of Materials in 2003
(Expressed in terms of refining charges)



- Europe **60%**
- North America **16%**
- Africa/Middle East **15%**
- Australia/Oceania **4%**
- Central and South America **3%**
- Asia **2%**

Results

Recurring EBIT in 2003 amounted to € 45.7 million, representing a ROCE of 19%. This reflects the integration of the loss-making refining operations in Hanau and also the tighter supply situation for industrial by-products and end-of-life materials. The results for 2003 included a positive five-month contribution from the PMG Metals Management activity.

Reduced availability of raw materials

The Hoboken activities were affected by the reduced availability of raw materials. In particular, the availability of industrial residues such as tankhouse slimes from the copper industry and residues from lead/zinc smelters were down leading to increased competition in the market for these raw materials. Much of this reduction was brought about by the closure of several zinc/lead smelters in Europe during the course of the year. Against this backdrop Umicore was, however, able to increase its intake of materials from the zinc industry largely through its ability to treat zinc flotation residues from zinc smelting operations. The reduced availability of end-of-life materials was brought about in part by the lower price of certain key metals such as palladium and rhodium. Also the general economic situation worldwide in the past couple of years has meant that consumption of new electronic equipment, and therefore availability of old electronic equipment, has been gradually declining. Supplies of spent catalysts – both automotive and industrial – were stable compared with 2002.

Overall, the flexibility of Umicore's flow sheet meant that the company was able to deal proactively with the changed supply situation. The capability to process a wide range of different materials offers a unique competitive advantage, which is beneficial when trying to secure adequate levels of supply in a market where materials are more scarce.

Expanding autocat recycling operations

As part of the next step towards growing its Precious Metals Services business, Umicore acquired automotive catalyst recycling assets from the Demet group. These included Europe's most efficient integrated decanning and sampling line for ceramic catalysts as well as a unique, patented shredder for metallic catalysts.

Continued improvements in productivity and process efficiency (the latter leading to reductions in working capital) again provided a positive counterweight to the prevailing market conditions. The new leaching and electrowinning facility was commissioned ahead of schedule and performed according to expectations.

Source of Materials in 2003
(Expressed in terms of refining charges)


By-product in zinc and lead industry 45%
Electronic scrap 14%
By-product in precious metal industry 12%
By-product in copper industry 10%
Catalysts 7%
Preprocessing 6%
Other 6%

Refining integration well underway

The integration of the Hanau refining operations, which had been loss-making for a number of years, enabled the combined entity to identify and realise a number of synergies. The integration process made rapid progress and a restructuring plan was announced to the workforce at the Hanau plant. Some activities will be closed while others will focus on providing support to the development of added-value products in Hanau such as organo-metallic chemicals and catalysts. The integration of the Hanau operations should give access to new materials on the recycling market.

Metals Management

The newly configured precious metals management activities now effectively support all of Umicore's precious-metals-related businesses and in 2003 they met the planned level of contribution to the results of the Precious Metals Services activities.


S NR 1797

1| Umicore's automotive catalyst technology helps to keep our environment clean. The company recently announced the development and series production of the world's first catalysed diesel particulate filter that is initially being fitted to certain models in Mercedes' C-class and E-class ranges.

Precious Metals Products and Catalysts

Key Figures (amounts in million €) IFRS

	2003[1]
EBIT - Recurring	42.9
EBIT - Non Recurring	0.0
EBIT - Total	42.9
EBITDA	62.7
Turnover	646.0
Revenue (excluding metal)	286.9
Average Capital Employed	538.3
Recurring ROCE	17.5%
Capital Expenditure	13.7
Workforce	**3,156**

[1] Five months for ex PMG activities and 12 months for Thin Film Products (previously in Advanced Materials)

Profile

Precious Metals Products and Catalysts produces a range of complex functional materials based on an extensive expertise in chemistry, metallurgy and materials science using mainly precious metals. Its activities serve a wide range of industries including automotive, jewellery, electronics, pharmaceutical and optics.

Precious Metals Products and Catalysts focuses on customers whose businesses are driven by changes in technology and legislation and who need novel, tailor-made materials to enable their products to perform their intended functions. It aims to develop market leadership based on its expertise in complementary technology platforms such as catalysis, solid state chemistry and surface technology. Recycling and a closed-loop business model are key elements in the strategy of Precious Metals Products and Catalysts.

The headquarters of Precious Metals Products and Catalysts is in Hanau (Germany). The business is organized in five business units: Automotive Catalysts; Jewellery and Electroplating; Precious Metals Chemistry; Technical Materials and Thin Film Products. The combined businesses have more than 20 production sites in 15 countries around the world.

Results

Recurring EBIT of these activities (which mainly consist of former PMG activities) reached € 42.9 million, corresponding to a return on capital employed of 17.5%.

Automotive Catalysts

Continued growth

Sales volumes for passenger cars in Europe and North America were somewhat lower than in 2002, although higher than expected due to aggressive customer incentive schemes implemented by the automobile manufacturers and dealers. Pressure continued to be exerted by automobile manufacturers on the supply industry to reduce costs. Umicore was able to satisfy this need by using its technological expertise to help reduce PGM loadings in its products while improving its offer of added value. The global trend towards more stringent legislation regarding vehicle emissions will continue to be the major driver for this business.

Umicore's automotive catalyst business continued on its growth path, exceeding the planned volumes and performance levels forecast for the year. A major factor in this growth has been the success of the development plans in the US market. In this context the plant at Burlington in Canada gradually ramped up its production and delivery levels. Sales to the rapidly growing Chinese market were strong with the demand being met by Umicore's South Korean joint venture.

Geographical Breakdown of Business Group Sales



- Europe **56%**
- Africa **15%**
- America **19%**
- Asia **10%**

During the year the company also began its entry into the promising market for heavy-duty diesel catalysts. Umicore is capitalizing on its leadership in catalyst technology for diesel engines to develop a presence in the retrofit segment for existing trucks and other heavy vehicles, whilst also positioning itself for the emerging heavy-duty-diesel original equipment market. In many countries these vehicles require catalysts to be fitted in order to conform with existing or planned legislation on emissions.

Following the completion of the PMG acquisition Umicore decided to go ahead with three projects that are key to the continuing growth and success of the Automotive Catalyst business.

The introduction of new catalyst technology for diesel particulate filters (DPFs) was announced in August. This product, which was introduced in DaimlerChrysler's C-class and E-class models with four-cylinder diesel engines, enables further reductions in harmful emissions from diesel engines compared to conventional filters without catalysts. The result is that, for the first time, a diesel vehicle from DaimlerChrysler was able to comply with the strict EU legislation (EU IV) which comes into force in 2005. Construction work on a new facility at Rheinfelden in Germany to produce these DPFs in volume will be completed by mid-2004.

In December Umicore also announced plans for a new automotive catalyst test centre in Hanau, Germany, and a new production facility in Suzhou, China. The test centre investment will involve moving the current state-of-the-art testing equipment at Hanau from its current premises to a specially adapted building on the same site. The move will provide more space, enable more efficient testing methods to be implemented and facilitate a greater testing capacity. The new centre will be operational by January 2005.

The Chinese production facility will be operational in the second half of 2005 and will greatly enhance Umicore's ability to serve the Chinese market. China has been introducing more and more stringent emission regulations and is also producing ever-greater numbers of passenger cars as its domestic market expands.

Sales of Technical Materials



- Platinum engineered materials **28%**
- Electronic packaging materials **10%**
- Contact materials **32%**
- BrazeTec **30%**

Technical Materials

Sales boosted by recovery in electronics sector

Despite weak economic conditions the technical strength of this business helped generate overall growth in sales volumes year-on-year. Overall performance was better and competitiveness strengthened because of improvements made in the cost base. Sales of platinum engineered materials were driven by the increased demand from LCD glass producers for whom Umicore provides essential equipment. Sales of platinum gauze catalysts improved, particularly in Asia, even though end user markets were subdued. In electronic packaging materials demand in the Asian market improved in the fourth quarter of the year due to the upturn in the electronics market. Sales of electrical contact materials indirectly benefited from the positive evolution in the Chinese market while a constant business performance in brazing alloys in a difficult market, coupled with the implementation of efficiency measures, had a positive effect.

Jewellery and Electroplating

Strong customer profile in a difficult market

Sales volumes of jewellery and industrial metals were up some 7% compared with 2002. General demand for jewellery was down in Europe but the jewellery business (which is served by the Allgemeine group, based in Pforzheim, Germany) benefited from increased demand from its customers - mainly large branded jewellery manufacturers - for higher quality materials. The company improved its competitive position in silver medal blanks and sales of other silver-based products were grown successfully in Europe. The sales levels and performance in electroplating showed a slight improvement compared with 2002 and the business was able to expand its strong position in Asia.

Precious Metals Chemistry

Sales lower - focus on products and closed loop services

Overall sales volumes in the Precious Metals Chemistry segment were down compared with those of 2002. However, sales of organo-metallic chemicals and catalysts increased and a significant capacity expansion for these products was completed in Hanau, becoming operational in the fourth quarter of the year. This expansion will provide Umicore with the capability to better satisfy the demand from the chemical and pharmaceutical market segments. Precious Metals Chemistry's service offering includes a closed-loop recycling capability. Sales of precursors for heterogeneous catalysts - primarily for environmental applications - were lower in 2003 with customers continuing to reduce precious metals loadings in their products.

Thin Film Products

Sales per Application (Thin Film Products)



- Electronics **35%**
- Optical data storage **28%**
- Optics **19%**
- Displays **13%**
- Other **5%**

Joining forces with Allgemeine

2003 was notable for strong sales to the optics and electronics sectors, which compensated for lower sales to the optical data storage sector. In optics, Umicore increased its market share in Europe and South East Asia and concluded an agreement with an equipment manufacturer in Germany for marketing and sales of Umicore products. Sales in electronics were driven by the marked improvements in the electronics sector, particularly in the last quarter of the year. The optical data storage business was affected by continued price erosion, product substitution and aggressive competition.

Sales of display materials were driven by strong sales of chrome targets in Taiwan while in indium tin oxide a noticeable upswing took place in the fourth quarter and new business was secured in Asia and Europe.

As part of the integration process with former PMG activities a partnership was developed with Umicore's subsidiary in Pforzheim - Allgemeine Gold- und Silberscheideanstalt AG. Allgemeine's silver targets business will be integrated into Thin Film Products and new, joint sales and marketing initiatives undertaken.



1| The properties of zinc make it the ideal material for combining durability with aesthetics in building applications. The Building Products business unit draws on years of tradition and experience to create a range of products that are used to protect and decorate all types of buildings.

Zinc

Key Figures (amounts in million €)	Belgian GAAP			IFRS	
	1999	2000	2001	2002	2003
EBIT - Recurring	84.0	85.8	50.7	17.8	28.4
EBIT - Non Recurring	n/a	n/a	n/a	(16.7)	(9.0)
EBIT - Total	84.0	85.8	50.7	1.1	19.3
EBITDA	121.1	128.2	86.6	52.7	64.2
Turnover	841.5	971.8	817.9	754.0	803.6
Revenue (excluding metal)	399.4	439.1	443.5	425.0	440.6
Average Capital Employed	347.1	333.2	290.5	236.2	264.5
Recurring ROCE	24.2%	26.7%	17.0%	6.5%	10.0%
Capital Expenditure	17.9	25.3	41.6	43.4	45.0
Workforce	**2,440**	**2,448**	**2,691**	**2,860**	**2,863**

Profile

Umicore has a unique profile within the zinc industry. It is downstream integrated and covers the industry's value chain from smelting to the production of semi-finished and finished products such as alloys, chemicals and building materials – all for a variety of applications. It has a total production capacity of over 600,000 tonnes of zinc.

Umicore's zinc business uses its smelting and recycling activities to feed the production of added value products. In smelting the strategy focuses on pursuing operational excellence in terms of cost and efficiency, maximizing production and optimizing the input of recycled materials. In added value products Umicore seeks to develop leadership positions in every market and where possible to offer a "closed loop" service to its customers. Growth initiatives centre on further development of the added value product businesses. Umicore Zinc is organised around four business units: Zinc Smelting, Zinc Alloys & Chemicals, Building Products, as well as a 47% stake in Padaeng Industry (PDI), South East Asia's sole sizeable zinc producer, located in Thailand.

Results

Recurring EBIT increased by 60% in 2003 to € 28.4 million. This improvement was primarily due to a better zinc price in 2003 compared with 2002. Return on capital employed rose to 10%. Non-recurring EBIT was € -9 million, which related primarily to the restructuring programme in zinc smelting.

Sales of Refined Zinc
and Specialty Products[1]
('000 tonnes)


800
700
600
500
400
300
200
100
0
1999 2000 2001 2002 2003

% Added value 73% 78% 75% 73% 73%

- Zinc oxides, powders and other semis
- Building products
- Special alloys - die-casting
- Special alloys - galvanizing
- Commodity zinc

[1] Including associates

Overall Zinc Production[1]
('000 tonnes contained zinc)


700
600
500
400
300
200
100
0
1999 2000 2001 2002 2003

% Recycled 23% 23% 23% 26% 24%

- Production ex secondaries
- Thermal zinc Overpelt
- Slabs Auby + Balen + Padaeng

[1] Including associates

Market Segmentation (Alloys)[1]



- Die-casting **46%**
- Continuous galvanizing **26%**
- General galvanizing **26%**
- Other **2%**

[1] Excluding associates

Zinc Smelting

Market conditions begin to improve

The zinc industry benefited in 2003 from the closure of three smelters. This rationalisation helped to address part of the supply/demand imbalance on the market. The average zinc price improved in 2003, reaching an average of $ 828 per tonne compared with $ 778 per tonne in 2002. The improvement was most noticeable in the fourth quarter of the year and the end of year price of $1,008 per tonne was some 35% higher than at the end of the previous year. It should be noted, however, that in Euro terms this improvement was only 12%.

Production of zinc slabs reached a record for 2003, with more than 500,000 tonnes being produced for the first time on an annual basis. The market for concentrates remained tight and, although some balance was restored to the market in Europe, market treatment charges remained poor. Umicore was, however, able to profit from its long-term contracts. The rise in sulphuric acid prices during 2003 enabled Umicore to derive increased benefit from sales of this by-product.

Energy costs at the Balen plant rose as a result of higher electricity prices and increased levels of taxation on energy consumption. During the year Umicore, together with other industrial companies with operations in Belgium, carried out a vigorous information campaign to highlight concerns over energy taxation policy and its possible consequences on the competitiveness of Belgian industry. Lower taxation of electricity in France positively impacted the Auby plant and offset the situation in Balen to some extent.

A significant breakthrough in the treatment of zinc flotation residues from the Balen plant was announced during the year. The process was extended to the Auby facility towards the end of the year. This has enabled Umicore to reduce its waste stream by up to 25,000 tonnes in total residues per year. The silver-containing residues are processed at the Precious Metals Services installations in Hoboken, Belgium. Another breakthrough came in the technology for the storage of goethite residues. This development has the potential to significantly extend the life of the storage ponds.

The rise in the zinc price (denominated in US dollars) during the year was less significant in Euro terms as the dollar weakened. Umicore was, however, able to benefit from its dollar hedging programme which enabled the company to realize the full value of the zinc price rise – a benefit not available to many of its competitors.

In order to safeguard its competitiveness, Umicore announced a restructuring of its European zinc smelting operations in January 2004. This restructuring involves the reduction of the combined workforces at Auby and Balen by 136 people. The planned cost savings of € 14 million per year will take full effect as from 2006.

Padaeng

Performance affected by low treatment charges

Production at Padaeng Industry reached 113,700 tonnes for the year – an increase of 8% on the level of 2002. The company's results felt the impact of poor treatment charges for concentrates, a weaker US dollar and higher electricity costs. Despite this, the company posted a slight profit in 2003 compared with a loss in 2002. Concerted efforts were made to increase the proportion of the cheaper silicate ores in the feed, thereby improving the cost position. In this context a new flotation plant was commissioned towards the end of 2003.

The gradual reduction of import tariffs on zinc coming into Thailand affected margins in Padaeng Industry's home market. However, Padaeng Industry is aiming to compensate for this by increasing the focus on the further development of the company's markets for specialty zinc products in other Asian countries.

Market Segmentation
(Zinc Oxide + Fine Zinc Powder)[1]



- Tyres **11%**
- Ceramics **17%**
- Chemicals **24%**
- Feed grade **22%**
- Rubber **10%**
- Paints **14%**
- Other **2%**

[1] Excluding associates

Geographical Breakdown of
Zinc Alloys and Chemicals Sales[1]



- Africa/Middle East **6%**
- Asia/Oceania **12%**
- EU **73%**
- Other Europe **5%**
- Americas **4%**

[1] Excluding associates

Total Sales Zinc Building Products[1]
(1999=100)


120
116
112
108
104
100
96
1999 2000 2001 2002 2003

Share % of pre-weathered products	13%	15%	17%	20%	17%

[1] Including associates

Zinc Alloys & Chemicals

Alloys – sales of specialty products increase

The galvanizing business line benefited from improved sales volumes – a consequence of the closure of two European competitors. Combined sales were up by some 15% year-on-year for all products. The increase in sales of specialty products was, however, less significant. Premiums also firmed up, especially in base products for the steel industry. Umicore's subsidiary Galva 45, based in France, successfully started up a new line for the galvanizing of automotive parts for the French car industry.

Sales of Umicore's die-casting alloys in the main European market were stable in 2003 – an encouraging sign given the poor economic backdrop that prevailed during much of the year. Sales to Eastern Europe improved while the Asian market was characterised by very tough competition and reduced premiums.

Chemicals – better structure, improved performance

In fine zinc powders Umicore boasts a world-wide network of production facilities. During the year the Asian market, particularly China, continued to demonstrate high levels of demand for Umicore's products. In response to this a first capacity increase is being implemented in the Chinese operations and will be on-stream by the first quarter of 2004. The European market remained at levels that were comparable with 2002.

The zinc oxide operations performed well. Despite the low level of the average zinc price in 2003, the recycling activities at Rezinal were able to live up to expectations and increased the delivery volumes of zinc ashes to the Zolder and Eijsden plants of Umicore.

Building Products

New markets and new products

Performance in this business remained at a high level. Overall sales levels were slightly down on 2002 although the business was able to retain its competitive edge and benefit from improved margins.

Sales in the key French market were satisfactory but below the levels seen in 2002. The situation elsewhere in Europe remained as difficult as it had been in the previous year, although there were encouraging signs towards the end of 2003 that the decline in the German market had been halted.

The acquisitions finalized at the beginning of the year, Strub (Switzerland and Slovakia) and the 40% stake in Peru's IEQSA, were integrated and made positive contributions to the performance of the business. The development of new geographical markets gave mixed results in 2003. The overall picture is in line with expectations, however. In terms of new product areas Umicore's growing presence in multi-metal transformation served the business well.

2003 also saw the launch of ANTHRA-ZINC NG at the world's largest building trade show, Batimat in Paris. ANTHRA-ZINC NG adds a thin organic coating to the existing slate-grey pre-weathered product, thereby improving durability and aesthetics. This product has been positively received.



1| Certain applications demand the use of copper with physical properties that go beyond the boundaries of standard products. Foxrod – Umicore's oxygen free copper rod – has been specially designed to withstand the rigours of constant use and movement, for example in robotics.

Copper

Key Figures (amounts in million €)	Belgian GAAP				IFRS
	1999	2000	2001	2002	2003
EBIT - Recurring	1.7	25.0	13.0	8.7	0.9
EBIT - Non Recurring	n/a	n/a	n/a	(1.4)	(5.9)
EBIT - Total	1.7	25.0	13.0	7.3	(5.0)
EBITDA	25.2	54.4	43.5	39.5	28.1
Turnover	791.7	1,154.5	1,036.2	926.5	928.1
Revenue (excluding metal)	159.8	205.3	199.4	196.8	194.5
Average Capital Employed	366.9	399.7	417.3	422.8	427.7
Recurring ROCE	0.5%	6.2%	2.9%	1.8%	0.0%
Capital Expenditure	24.0	38.1	77.3	43.3	34.5
Workforce	**2,282**	**2,087**	**2,120**	**1,809**	**1,734**

Profile

Umicore Copper is an integrated European operator with its operations covering smelting, refining, recycling and transformation to semi-finished products. The operations have a combined capacity of more than 500,000 tonnes per year of copper products ranging from copper rod – where Umicore is Europe's largest non-integrated producer – to cakes, billets and more specialised products such as oxygen-free rod.

Umicore Copper operates from four sites: Pirdop in Bulgaria (smelting and refining), Olen in Belgium (refining and copper products), Avellino in Italy (copper products) and Blodelsheim in France (copper products).

In 2003 Umicore's copper operations were carved out as a free-standing business group.

Geographical Breakdown of Sales



- Benelux **15%**
- Germany **15%**
- France **7%**
- Italy **41%**
- Spain **4%**
- Other Europe **11%**
- Other World **7%**

Production of Copper Anodes and Refined Copper


400
350
300
250
200
150
100
50
('000 tonnes)
1999 2000 2001 2002 2003

Refined copper
Copper anodes

Results

Recurring EBIT decreased to € 0.9 million. This stemmed largely from the continued worsening of treatment and refining charges in 2003. Non-recurring EBIT of € -5.9 million was related to the restructuring at the Olen site in Belgium.

Smelting and refining - improved production

The copper price averaged $1,775 per tonne during 2003, with a strong increase during the second half of the year. Of more direct relevance to Umicore's copper operations, however, was the persisting tightness on the world's concentrates market which resulted in market treatment and refining charges (TC/RCs) reaching new historical lows during 2003. Market TC/RCs continue to be distorted by various government support mechanisms in various Asian countries. The availability of scrap materials was also tight, although the situation eased towards the end of the year.

Umicore's smelting operation at Pirdop in Bulgaria produced 213,000 tonnes of anodes, thereby exceeding the planned annual output by 3,000 tonnes. This was the first year that the operations were able to fully benefit from the capacity increase that had been completed in late 2002. This improved performance enabled the facility to offset most of the decrease in treatment and refining charges for concentrates compared with 2002.

The environmental project to clean up historical pollution at the Pirdop site, completed towards the end of 2002, was acknowledged in December 2003 with the Belgian Environment Prize in the category "International Partnership for Sustainable Development". The project was carried out by Umicore and was based on close collaboration between the company, the World Bank and the Bulgarian Government. It is being used as a case study in Eastern European countries looking to carry out similar remediation projects.

Refined copper production at the Olen facility in Belgium reached 325,000 tonnes – 2% up on the level of 2002. This was the result of improved efficiency at the Olen tankhouse and despite the difficulty in obtaining supplies, specifically of scrap material.

Sales of Copper Semis[1]


600
500
400
300
200
100
0
('000 tonnes)
1999 2000 2001 2002 2003
Shapes
Contirod wire rod

[1] Nuggets included in wire rod as from 2003

Weak demand affects product sales

The market situation for Umicore's copper products remained lacklustre in 2003. Sales of copper wire rod were stable compared with 2002 levels although premiums suffered from a combination of overcapacity in Europe and slack demand from the key automotive and construction sectors. This was particularly the case in the German market. Umicore's market shares remained stable. A bright spot was the improved sales of specialty products such as oxygen-free rod (Foxrod®). Recent investments have allowed Foxrod® to be made available for a range of new applications and also in thicker diameters. Similarly, Umicore's acquisition of the Climeta operation in France allowed increased access to the electroplating market.

Sales of vertically cast products were slightly up in what were difficult market conditions and premiums and market share were defended successfully through the year.





1| Thanks to the acquisition of PMG, Umicore is now one of the world's leading developers of environmentally friendly fuel cell technology.

Corporate & Investments

Key Figures (amounts in million €)	Belgian GAAP				IFRS
	1999	2000	2001	2002	2003
EBIT - Recurring	(18.4)	(11.4)	(16.8)	(13.6)	(22.0)
EBIT - Non Recurring	n/a	n/a	n/a	(2.9)	(10.7)
EBIT - Total	(18.4)	(11.4)	(16.8)	(16.5)	(32.7)
EBITDA	(0.9)	(1.7)	(4.5)	(0.5)	(4.5)
Average Capital Employed	184.0	153.0	207.2	250.9	214.6
Capital Expenditure	16.6	6.0	7.4	10.8	14.1
Workforce	**1,163**	**1,097**	**1,147**	**1,126**	**1,200**

Profile

This segment includes Umicore Marketing Services (UMS) and the other shared operational functions and corporate activities, as well as the Research Development and Innovation function and the Fuel Cells venture. This segment also includes the company's financial investments that do not report directly into one of the company's business groups.

Results

The scope of Corporate and Investments changed during 2003 with the inclusion of the Fuel Cells venture, the corporate function of PMG and the Venture Unit. Also, the elements of Umicore's marketing structure have been reorganized. Recurring EBIT fell to € -22 million from € -13.6 million largely as a result of these changes in scope. The non-recurring EBIT was € -10.7 million, reflecting restructuring charges at Umicore Engineering and corporate functions, impairment charges in the Venture Unit and environmental provisions.

Reorganising UMS

The marketing networks of UMS and the former PMG were amalgamated. In certain cities and countries this involved physical relocation with two or more offices coming together into a combined team. Umicore's marketing network grew significantly as a result of this integration process to cover 19 countries through a network of 24 offices. In the case of China the strength doubled to more than 80 marketing specialists.

The general reorganization of UMS, beyond the scope of the PMG integration process, involved focusing on the provision of sales and marketing support for Umicore's business units.

Traxys - off to a good start

Umicore Marketing Services and Arcelor International agreed to combine their commercial non-ferrous and ferro-alloys activities into a trading, marketing and distribution joint venture named Traxys. For Umicore this involved all such activities that previously were carried out primarily by Sogem. Control and ownership of Traxys is shared equally between Umicore and Arcelor International. The results of Traxys were accounted for under the equity method from the beginning of May.

The backdrop of improving conditions in the ferro-alloys and minor metals markets benefited Traxys in its launch year and the US market proved the main axis of growth. The cross-fertilization of the commercial teams started to generate some interesting synergies. The company's presence in China was also reinforced. The joint venture moved into the second phase of its development by acquiring the remaining share of Hochschild Partners in New York and securing its own financing facility.

The new company was able to provide good returns to its shareholders in its first year of operations.

R&D Expenses


50
40
30
20
10
0
€ million
1999 2000 2001 2002 2003
R&D expenses

A new dimension for Research Development and Innovation (RDI)

In the course of 2003 the size and scope of Umicore's R&D capabilities expanded significantly. The acquisition of the Precious Metals Group activities broadened the range of both Umicore's inherent competencies and its technology development platforms. The number of employees increased to more than 500 and the annual R&D expenditure is set to reach some € 75 million. Geographically, Umicore operates a central R&D facility in Belgium with regional research centres in Germany, Japan, Canada, France and Liechtenstein that are each dedicated to specific business units.

The central R&D function supports a number of business units to make sure that their core business continues to be at the leading edge of technology. In addition to incremental research, a great deal of effort is expended on next generation processes and products. Furthermore, a corporate technology portfolio has been initiated to develop materials beyond the scope of today's businesses. A number of promising ideas are presently under investigation, for example in the fields of nanomaterials, functional materials and high-purity metals.

The main projects undertaken in 2003 included developing next-generation products and solutions in areas of powder metallurgy, precious metals chemistry, battery materials, automotive catalysts and diverse alloys and improving processes in galvanochemistry, die-casting, contact materials and target materials. Studies to further reduce residues from the zinc smelting process and further improvements in the recycling flow-sheet for precious metals, were also undertaken.

Umagine – fostering innovation

The Umagine programme is now over two years old. It is a "hands-on" innovation process designed to stimulate creativity and foster new business development opportunities for Umicore that lie beyond the mandates of the respective business units. In addition, Umagine provides a business development infrastructure for the corporate R&D portfolio.

Potentially interesting ideas are sought out either within the company or externally. An experienced multi-disciplinary team coaches, screens and incubates the projects until such time as they are able to demonstrate both their technical and especially their business viability. Umagine is always interested in studying proposals from external sources that may have a fit with Umicore's core technology skills.

Successful Umagine projects "graduate" and are either integrated into an existing business unit, if appropriate, or are further developed within a venture type start-up environment.

Venture Unit – an incubator for new business concepts

Internal venturing is a tool for creating and nurturing new businesses within Umicore. It is a final proving ground for projects that successfully pass through the gates of the R&D or Umagine processes. 2003 saw the continuation of two Venture Unit projects: electronic powders (a platform to develop base metal powders for the electronics industries) and compound semiconductors (indium phosphide and silicon carbide substrates). The electronic powders project was mature enough to be transferred to the business unit Engineered Metal Powders during 2003. Although much technological progress was made in compound semiconductors the market for these materials weakened in 2003 and in early 2004 it was decided that the company should pursue other development avenues such as engineered substrates and that an exit scenario be developed for this project.

Fuel Cells

An important long-term development platform for Umicore is the Fuel Cells unit, based in Hanau. The unit develops and markets materials for proton exchange membrane fuel cell systems (PEMFC). Umicore is one of the main developers of the materials that form the heart of fuel cells. It offers electrocatalysts (elyst™), assembled with a membrane to make a membrane electrode assembly (MEA, pMembrain™), the "reactor" where hydrogen reacts with oxygen to generate electricity. A range of fuel processing catalysts (protonics™) has also been developed to extract hydrogen from hydrocarbons. The Fuel Cells business is founded on core Umicore competencies such as precious metals chemistry and catalysis. Umicore's ability to offer precious metals management and recycling services enhances the company's value proposition in this field.

Fuel cells are forecast to grow in importance as a more sustainable power source in portable applications (such as laptop computers and portable electronic devices) and stationary applications (including small units to generate electricity and heat for use in the distributed energy market). The adoption of fuel cell technology in automotive applications – replacing the internal combustion engine – is possibly the market with the biggest potential in the longer term. Although fuel cells are highly promising, many hurdles, both technological and infrastructure related, still need to be cleared before widespread adoption of fuel cells as an energy source can take place.

In 2003 Umicore continued to work in conjunction with its development partners in fine-tuning its technology and exploring commercial opportunities. In 2004 further work will be carried out in analysing market potential and future development paths.

Environment Health and Safety

Umicore strives for excellence in environment, health and safety (EHS) performance. This is part of the Group's overall commitment to the principles of sustainable development. This means that there is no compromise on occupational health and safety and that the Group seeks to minimize its environmental impact, its use of natural resources such as water and energy. Equally important are the continuous efforts made towards reducing the impact of the company's products, services and historical legacy on the environment. Umicore is committed to dealing with these issues in a transparent, responsible, accountable and proactive way.

The PMG acquisition

The acquisition process of PMG included a comprehensive environmental due diligence study and the purchase agreement concluded with OMG provides for appropriate indemnification against environmental liabilities relating to conditions existing at the date of the purchase.

Owing to their focus on precious metal products and services, many of the PMG operations face different environment, health and safety issues from those encountered by most other Umicore operations. The aim from the outset has been to bring the PMG operations into the EHS reporting structure of Umicore as quickly and efficiently as possible. This process is proceeding well. The Umicore EHS organization has been strengthened by the additional EHS resources and capabilities that came with the PMG acquisition.

Frequency rates
Number of accidents (with at least one lost day) per one million working hours


30
25
20
15
10
5
0
1999 2000 2001 2002 2003

Health and Safety

Umicore continued to make good progress in improving the health and safety performance throughout the Group. In 2003 the frequency rate of 7.6 was well down on the previous year's figure of 11.7 – the seventh year in a row that this figure has been reduced. Similarly the severity rate fell from 0.41 to 0.24, which represents a 74% improvement since 1997. These improvements are the result of significant and structured efforts made in each of the sites. The next challenge will be to further reduce these rates in the years to come.

Environmental Performance

Umicore uses Environmental Performance Indicators (EPI) to assess all relevant environmental data and to evaluate progress against 8 environmental Group objectives. The five main groups of environmental performance indicators (input, output, environmental management, societal and financial performance) that form the basis of the reporting system are collected for all sites in a standardized and quantifiable format. Specific data on the company's environmental performance are published in the 2003 corporate Environment Health and Safety Report. The collection, processing and analysis of the data and information contained in this report is audited and verified by an external consultant.

In 2003 Umicore implemented a global management system for the worldwide hazard communication of all its products. This Integrated Product Data Service replaces the former local management of MSDS and label content. This will result in a consistent approach to compliance throughout the Group, including newly acquired companies and sites.

Umicore participated in the Belgian Climate Change initiatives by taking part in the voluntary agreements with the regional governments of Flanders and Wallonia. Energy efficiency enhancement projects have been developed in the relevant sites.

Severity rates
Number of real lost calendar days per thousand working hours


0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
1999 2000 2001 2002 2003

Progress report on site rehabilitation

The processing of non-ferrous metals at Umicore's plants in Belgium, France and the Netherlands started over 100 years ago. Many production techniques used then would be unsustainable compared to today's standards, and resulted in soil and groundwater contamination. Umicore has already completed significant projects to deal with historical pollution at a number of its sites. Indeed the recently completed rehabilitation project at Umicore's copper operations in Pirdop, Bulgaria, received the Belgian Environmental Prize 2003-2004 in the category "international partnership for sustainable development".

In Flanders, Umicore is continuing its discussions with the competent authorities. There is currently a common understanding of the risks related to the contamination on the sites and Umicore and the authorities are close to a common understanding on what type of clean-up actions should be undertaken. The company is very close to an overall agreement with the Flemish Ministry of Environment and the Flemish Regional Waste Authority (OVAM), which will complement the existing covenant of 1997.

In France, Umicore has initiated an in-depth risk assessment exercise under the guidance of the competent authorities. In Viviez, Umicore initiated a voluntary risk assessment, involving the authorities closely in the process.

In view of all these developments, as well as taking into account the reduction in provisions for the covering of the goethite ponds, Umicore has added a net amount of € 3.7 million to its environmental provisions. As far as can be assessed today, provisions in the balance sheet as at 31 December 2003, including those related to constructive obligations recorded in the IFRS opening balance sheet, should be sufficient to adequately address the remediation of all substantive risks related to historical pollution.

Sustainable Development and Public Policy

Umicore is committed to active participation in the regulatory arena within the European non-ferrous metals association (Eurometaux).

Umicore has analyzed the European Commission proposal for new legislation on chemicals, the so-called REACH Regulation. Based upon this analysis, first assessments of the potential impact on the individual business units were prepared by the end of 2003.

Umicore is a signatory of the International Council on Mining and Metals' Sustainable Development Charter.

Some industry terms & definitions

Alloy	A metal that is made using two or more metals or a metal and another material
Cathode	Metal deposited as result of electrolytic refining. Cathodes are the final result of the refining process for zinc and copper and are of a purity level of over 99.99%
Concentrates	Product of concentration of valuable metals contained in ore and used as input material for smelting or leaching
Copper anode	Copper anodes are typically 99% pure and are used as positive element in electrolytic refining
Decanning	The process of separating an automotive catalyst from its metal housing
Die-casting	Pouring or injecting a liquid metal or material into a mould
Galvanizing	Coating steel with zinc to prevent corrosion
LCD	Liquid crystal display (used in flat screen technology)
Leaching and electrowinning	Electrolytic refining process using chemical solution and electric charge to refine copper/zinc to highest purity
LED	Light emitting diode
LME	London Metal Exchange
PGMs	Platinum Group Metals - platinum, palladium, rhodium, iridium, ruthenium, (osmium is also a PGM but is not part of Umicore's flow sheet)
Semis	Collective name for "semi finished" copper products such as rod, cakes and billets
Slimes and drosses	By-products of the refining process of copper and other metals
Substrates	Layer on which an organic material is deposited. Often called "wafers". Umicore's germanium substrates are primarily used as a core material in the production of solar cells
Treatment and refining charges	Known as TC/RCs. They are the fee paid by a miner to a smelter/refiner to process concentrates into refined metal

Investor relations

In 2003 Umicore's share price increased by 35% from € 41.13 to € 55.65. This performance meant that for the fifth consecutive year the company outperformed its domestic stock market index, the Bel 20. Similarly the company outperformed the HSBC Smaller European Companies Index. The performance compared with the Dow Jones Non-Ferrous Index (DJNF) was not as favourable. However, most of the components of the DJNF are companies with a more direct exposure to swings in the commodity cycles.

Shareholder base

The shareholder base evolved significantly in 2003. A number of operations took place during the year that enabled a range of new investors to become owners of Umicore stock. In July Umicore sold one million treasury shares in order to refinance part of the loan secured for the acquisition of PMG. In October Suez sold two million shares with a significant amount being placed with investors in the United States. In November Umicore launched an equity offering for up to 2,800,000 shares in order to refinance a further portion of the PMG acquisition. The operation was successful with investor demand outstripping the number of shares available more than four times. The operation was particularly notable for the interest shown by investors in the UK, France and Canada. As a result of the equity offering Umicore proceeded with a capital increase which brought the number of Umicore shares outstanding to 25,420,175.

Suez-Tractebel – a structured withdrawal

Suez-Tractebel, a Suez subsidiary, progressed towards its planned exit as a Umicore shareholder during 2003. Following on from the sale of Umicore shares in October, this process culminated in January 2004 with the announcement of the early redemption of the Suez bond exchangeable into Umicore shares. This exchangeable bond was issued by Suez in December 2000 as a way to prepare the divestment of its shareholding in Umicore by January 2005. The early redemption feature was designed to permit an acceleration of Suez's divestment under the condition that the Umicore stock would, on average, trade above 120% of the bond exchange price over a period of approximately one month. The consistent strong performance of the Umicore stock, particularly in the later months of 2003, permitted the activation of this feature.

Suez owned approximately 4 million Umicore shares at the end of 2003, representing just under 16% of the outstanding equity. On 20 February 2004 Suez-Tractebel confirmed the completion of the exit process, announcing that it held 668,603 shares, which could be used to cover options granted to Umicore's senior management at the time of the bond issue in 2000.

Increased free-float

The net effect of the Suez exit has been a further increase in Umicore's free float to 97% - the highest among the constituents of the Bel 20. This, coupled with the increased number of shares made available through Umicore's sale of treasury shares and the equity offering, has contributed to a broadening of Umicore's shareholder base and a significant improvement in stock liquidity.

Daily transaction volumes (montly average)



Does not include sale of 1 million treasury shares
in July 2003 or the sale of 2 million shares by Suez in October 2003
250
200
150
100
50
0
Thousand shares
34
39
45
59
41
52
56
31
37
32
23
37
29
25
43
31
22
67
61
73
90
99
125
70
240
115
J F M A M J J A S O N D J F M A M J J A S O N D J F
2002
2003
2004

BEST IN CLASS
environmental and
social performance
STOREBRAND SRI

FTSE4Good Index Series

Treasury shares and stock option plans

Following the decision to proceed with the acquisition of PMG, Umicore suspended its share buy-back programme. The company retains the authorization from the shareholders to repurchase a maximum of 10% of its share capital. At 31 December 2003 Umicore held 710,339 shares, representing 2.8% of the outstanding equity. These shares were being held to limit any potential capital dilution from the exercise of options granted to Umicore employees and management in the context of the company's stock option plans. At 31 December 2003 there were 1.641.160 options outstanding, each equivalent to one Umicore share.

Dividend

Umicore aims to pay a stable or gradually increasing annual dividend.

The Board of Directors proposed that the dividend related to 2003 be increased by 14% to € 1.60 (gross) per share.

Financial communications – reaching a broader audience

The year proved to be a busy one with respect to financial communication. The company took further steps in its development as a specialty materials company through the acquisition of PMG. Much of the middle part of the year was dedicated to explaining the transaction and the subsequent changes to Umicore's business drivers, product range and organization. This process was aimed not only at Umicore's traditional investor and analyst base. Also targeted was a new audience of investors and analysts with specific expertise in the technology-intensive business groups of the company that, following the PMG acquisition, make up such a large part of Umicore's overall business portfolio.

The equity offering in November 2003 also provided senior management with another opportunity to reach new investors in a number of different areas. Three teams visited investors in ten countries during two weeks in November and held meetings with more than 135 institutional investors in the process.

With a free float of 97% and a much more diverse shareholder base the need for clear and consistent communication has never been more important. An extensive programme of roadshows and meetings are conducted throughout the year to both inform and receive feedback from investors and financial analysts. The company also organizes visits to its sites in order to improve the overall level of understanding of its activities. The investor relations website provides a wide range of data and information for shareholders and potential investors alike.

The institutions that carried out equity research on Umicore during 2003 include (in alphabetical order):

International	**Belgium**
BNP Paribas	Bank Degroof
HSBC	Delta Lloyd Securities
ING Barings	Fortis
Merrill Lynch	KBC Securities
Royal Bank of Canada	Petercam
UBS Warburg	Puilaetco
	SG Bank De Maertelaere

A sustainable investment

Umicore is part of the FTSE4Good Index and in 2003 was awarded a "best in class" rating by Storebrand Socially Responsible Investments and was also selected for membership of the new Kempen/SNS Smaller Europe SRI Index.

Data per share

(in €)	1999	2000	2001	2002	2003
	Belgian GAAP			IFRS	
Equity, Group share	38.63	42.95	47.50	45.32	49.39
Net consolidated profit (loss), Group share (EPS declared - Basic)	2.70	5.31	5.13	1.45	2.63
Net consolidated profit (loss) before non recurring items and goodwill amortization, Group share (EPS adjusted - Basic)	2.72	5.96	5.19	3.07	4.27
Cash flow before financing	7.16	8.83	2.64	7.99	(23.08)
Gross dividend	1.25	1.40	1.40	1.40	1.60
Net dividend	0.94	1.05	1.05	1.05	1.20
Net dividend per share presented with VVPR strip	1.06	1.19	1.19	1.19	1.36
Share price					
high	46.50	42.00	50.40	51.65	56.95
low	26.30	29.85	37.00	32.60	33.25
close	38.60	40.00	44.25	41.13	55.65
average	35.97	37.94	43.97	43.44	45.61
PER	**14.2**	**6.7**	**8.5**	**13.4**	**13.0**
Total number of shares (end of period)	**25,617,515**	**25,617,515**	**22,600,000**	**22,600,000**	**25,420,175**
Average number of shares - basic data per share	**n/a**	**n/a**	**n/a**	**22,600,000**	**22,865,537**
Market capitalization (EUR million)	**989**	**1,025**	**1,000**	**930**	**1,415**

Share price evolution



175
150
125
100
75
(Base 28/12/2001 = 100)
J F M A M J J A S O N D J F M A M J J A S O N D J F
2002
2003
2004
Umicore performance versus BEL 20
Umicore performance versus Dow Jones Non-Ferrous Metals Index (currency adjusted)

	1999	2000	2001	2002	2003
	Belgian GAAP			IFRS	
Capital at 31.12 (amounts in thousand)[1]	**BEF**	**BEF**	**€**	**€**	**€**
Issued capital	15,529,240	15,529,240	500,000	500,000	561,947
Stock option plans	-	-	-	-	446
Total	15,529,240	15,529,240	500,000	500,000	562,393
Number of shares at 31.12					
Categories of shares					
Ordinary shares	25,617,515	25,617,515	22,600,000	22,600,000	25,420,175
Type of shares					
Registered shares	4,995,310	4,810,969	3,887	4,158	4,834
Bearer shares	20,622,205	20,806,546	22,596,113	22,595,842	25,415,341
Total	25,617,515	25,617,515	22,600,000[2]	22,600,000	25,420,175
Shareholder base at 31.12 (%)					
Suez-Tractebel group	25.25%	25.25%	28.62%	28.56%	15.68%
Umicore	0.94%	8.00%	4.07%	8.04%	2.79%
Free float	73.81%	66.75%	67.31%	63.40%	81.53%
Total	100.00%	100.00%	100.00%	100.00%	100.00%

[1] In 2003, the company proceeded with three capital increases

	EUR thousand	Number of shares
On 25 November 2003		
Conversion of 20,175 options pertaining to the ESOP 1999 plan into 20,175 ordinary shares with VVPR strips	446	20,175
Capital increase: 2,400,000 ordinary shares with VVPR strips	53,097	2,400,000
On 4 December 2003		
Capital increase: 400,000 ordinary shares with VVPR strips	8,850	400

[2] During the 2001 financial year, the extraordinary general meetings held on 30 March and 21 December decided to cancel 1,617,515 shares and 1,400,000 shares respectively

Financial review

Earnings

Earnings before interest and tax (EBIT) before non-recurring items of € 145.9 million, were 50 % ahead of 2002. Similarly, earnings per share before non-recurring items were up some 40% year-on-year based on an average number of shares during the year of 22.9 million. This reflected the contribution of the PMG business acquired on 1 August 2003, as well as an improved profitability in Advanced Materials and Zinc. In Advanced Materials the main improvement was seen in the rechargeable battery materials business while in Zinc the improvement in the zinc price, which occurred mainly during the fourth quarter of the year, was the main factor behind the improved earnings.

The earnings of the acquired PMG businesses were slightly ahead of expectations, contributing a little more to Umicore's EBIT than the guidance of € 30 million given during the second half of 2003. The majority of the PMG businesses were grouped in the Precious Metals Products and Catalysts segment. The other PMG businesses (ie. the Fuel Cells venture, the Metals Management function and the Refining operations) were included in other business groups while the Thin Film Products business unit – which was formerly part of Advanced Materials – was added to Precious Metals Products and Catalysts.

Group non-recurring income was € -29.3 million. The most significant factor was the € -24.7 million of restructuring charges related primarily to the copper carve out, the cost reduction programme in the zinc smelting operations, the winding up of the centralised engineering function and the transfer of the company's nickel hydroxide activities to China. Added to this were various asset impairments totalling € -5.7 million relating to laser optics in the UK and the silicon carbide and indium phosphide venture projects. Other non-recurring elements included additional environmental provisions of € -3.7 million, and pension adjustments and restructuring charges of € -11.1 million at the company's synthetic diamond affiliate Megapode. These non-recurring charges were partly offset by a positive deferred tax effect of € 10.1 million. The impact of the restructuring at the Hanau refining operations was captured as goodwill in the PMG opening balance sheet.

International Financial Reporting Standards

Umicore has adopted International Financial Reporting Standards (IFRS) to prepare and report its consolidated financial statements. This is in anticipation of the directive to companies listed on stock exchanges of the European Union to adopt IFRS by the end of 2005, and in compliance with the Belgian Royal Decree of 4 December 2003, which defines the conditions for early adoption. The provisions of this Royal Decree are in line with the decision of the European Commission to endorse all standards as submitted by the IAS Board on 14 September 2002, with the exception of IAS 32 and 39.

Umicore also followed the guidance of IFRS 1 for first time adoption. Those matters for which no international standard had been approved at the balance sheet date, such as financial instruments, were treated in accordance with Belgian accounting norms, as in prior years.

The adoption of IFRS also entailed restating the 2002 financial statements in line with the new accounting rules, thereby making this data strictly comparable with that of 2003. As part of this exercise, an IFRS opening balance sheet was prepared as at 1 January 2002, which captures, through retained earnings, the effect of measurement differences brought about by the application of IFRS at that date. The main measurement differences relate to the recognition of deferred tax assets and intangibles, provisions for maintenance and repairs, employee benefits and certain other constructive obligations. These differences are detailed in section 2 of the notes to the financial statements. As a result of this restatement the Group's equity increased by € 20 million.

IFRS have also brought a certain number of changes to the income statement and to its presentation. The most notable change relates to those items which were previously reported as extraordinary but will henceforth be treated as operating items. However, in order to improve the readability of the income statement, operating results which are of a non-recurring nature are being identified separately. Such items are usually of a non-cash nature and relate primarily to restructuring charges and impairment of assets. Also, the adoption of IFRS 12 results in an increase of non-cash deferred tax charges.

All figures presented in this annual report for the years 2002 and 2003 were prepared in accordance with IFRS as described above, while data relating to prior accounting periods have not been restated.

Metal prices and markets

Metal prices and market conditions had a mixed evolution during 2003. Most metal prices rallied in the second part of 2003 but, with a few exceptions, this was not sufficient to offset the effect of the weakening US dollar. Improved fundamentals for cobalt, copper and platinum supported an increase in the price of these metals in both US dollar and Euro terms.

The zinc price averaged USD 828 per tonne, a modest 6% improvement on the average price of 2002, but recovered, in US dollar terms, in the fourth quarter of 2003. The rally in the copper price was more spectacular. While the metal gained 14% year-on-year, its price at the end of 2003 was up by more than 50% compared to 12 months earlier. However, unlike zinc, copper price fluctuations have little effect on earnings.

The platinum price continuously increased during the year. The increase was supported by higher demand for the metal in catalyst applications,


Evolution of net financial debt
700
600
500
400
300
200
100
0
€ million
40
30
20
10
0
%
1999 2000 2001 2002 2003
Net debt
Net debt/Net debt + equity

while the growth in primary supply lagged behind, partly due to the strength of the South African rand vs the US dollar. In contrast, palladium and rhodium prices continued to slide from the peaks of 2001. Fluctuations in platinum group metals prices had a limited impact on Umicore's margins in 2003 as the company had shielded itself from these effects by locking in metal prices through a number of long term supply contracts in 2001.

The sharp increase in cobalt price led to the decision to increase the production of refined metal. Umicore also reversed inventory write-downs booked in prior years for cobalt and zinc for a total amount of € 6 million This was reported as non-recurring operating income.

Financial results

Financial costs increased from € -22.9 million in 2002 to € -33.6 million in 2003. This was primarily due to a higher level of indebtedness as a result of the PMG acquisition and a € -2.4 million net impairment charge on financial assets. The impact of a higher debt level was partly offset by lower interest rates.

Taxation

Total income taxation was € -2.5 million in 2003 compared with € -11.4 million in 2002. The reduction was primarily due to the non-recurring deferred tax income of € 10.1 million recorded in 2003, while the 2002 figures included a non-recurring deferred tax charge of € 9.3 million corresponding to the effect on deferred tax assets of the reduction of Belgian corporate income tax rates. Current tax expenses increased by € 12.6 million year-on-year as a result of increased operating profits.

Hedging

Umicore benefited in 2003 from a USD/EUR average exchange rate of approximately 0.93, mainly as a result of the company's dollar hedging policy. This compared favourably with the average market exchange rate during the year of 1.13.

Approximately 85% of the US dollar exposure for 2004 is hedged at an average rate of 0.91 USD/EUR and approximately 25% of the exposure for 2005 is hedged at an average rate of 0.98 USD/EUR.

Cash flows and indebtedness

Umicore generated an operating cash flow of € 190.6 million in 2003, up almost 10% on 2002. An increase in working capital requirements in the first half of the year was more than offset in the second half with an overall reduction in working capital requirements of € 50.6 million realized for the full year.

Umicore's net financial debt rose in 2003 as a result of the PMG acquisition. At the end of July the net financial debt stood at € 907 million. However, through a combination of strong cash flow generation, the proceeds generated as a result of the sale of treasury shares in July and the equity offering in November (see below) and working capital reductions relating to the synergies between the Hoboken and Hanau refining units, this figure was reduced to € 619 million by the end of the year. This figure corresponded to a gearing (debt/debt + equity) of 34%. The balance sheet remains strong, therefore providing Umicore with the flexibility to implement further growth projects and remain open to medium sized acquisition opportunities whilst retaining its investment grade credit status. The remainder of the debt related to the PMG acquisition will be refinanced through medium and long-term debt, including the proceeds of an eight-year bond of € 150 million issued in early 2004.

Despite the addition of the PMG activities to the Umicore Group, capital expenditure for 2003 fell slightly from € 152.7 million in 2002 to € 148.3 million in 2003. This was largely the result of reduced expenditures in Precious Metals Services and also in Copper due to the completion of both the leaching and electrowinning and Pirdop capacity expansion projects respectively.

Acquisitions

The PMG acquisition was completed on 31 July 2003, and the acquired businesses were consolidated as from 1 August. The acquistion was earnings accretive in 2003. Umicore's balance sheet at 31 December 2003 contained some € 54 million of goodwill related to the PMG acquisition. During 2003 Umicore also completed three smaller acquisitions (Climeta, EaglePicher Technologies and Strub) and concluded four joint venture agreements (Hongsheng, IEQSA, Rezinal, and Traxys). Together these entities added some € 28 million to the Group's operating profits and € 5.0 million to the income from associates, with PMG accounting for the bulk of the contribution.

Equity issue

In order to partly refinance the acquisition of PMG, Umicore initiated an equity offering in November 2003. The operation was a success, with a broad range of investors subscribing for more than four times the amount of shares available. As a result of this operation Umicore increased its capital by € 147 million, representing 2,800,000 shares at an offer price of € 52.6 per share, plus 20,175 shares resulting from the conversion of subscription rights. At the end of 2003 the number of outstanding Umicore shares stood at 25,420,175.

Glossary - Financial definitions

EBIT: (new definition applied to the full period 1999-2003)
Operating profit (loss) of fully consolidated companies + Group share in net profit (loss) of companies accounted for under equity method

As from 2002, non-recurring items are shown separately:
Non-recurring EBIT:
Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Metal inventory write-downs are part of the non-recurring EBIT of the business groups

EBITDA (definition only applies for 2002 and 2003 figures):
EBIT + (depreciation and amortization + increase in provisions – provisions write-backs + inventory write-downs – inventory write-backs) of fully consolidated companies

Revenue excluding metals:
All revenue elements – value of purchased metals

Return on Capital Employed (ROCE):
Recurring EBIT/average capital employed, where EBIT is adjusted for certain financial items such as securitisation costs

Capital employed:
Total equity + net interest-bearing debt

Capital expenditure:
Investments in tangible and intangible assets

Cash flow before financing:
Net cash provided by Operating Activities + Net cash provided by Investing Activities

Net financial debt:
Non current financial debt + current financial debt – cash and cash equivalents – current investments

EPS:
For the period 1999-2001, EPS is computed based on the total number of outstanding shares at the end of the period. EPS data for 2002 and 2003 are described below. Treasury shares are included in the total number of outstanding shares

EPS declared-basic:
Net earnings, Group share/average number of outstanding shares

EPS declared-fully diluted:
Net earnings, Group share/(average number of outstanding shares + number of potential new shares to be issued under the existing stock option plans)

EPS adjusted-basic:
Net earnings before non-recurring items and goodwill amortization, Group share/total number of outstanding shares

EPS adjusted-fully diluted
Net earnings before non-recurring items and goodwill amortization, Group share/(average number of outstanding shares + number of potential new shares to be issued under the existing stock option plans)

Price Earnings Ratio (PER):
Closing price/Basic EPS adjusted

Market Capitalisation:
Closing price x total number of outstanding shares

VVPR strips:
The VVPR shares were stripped on 26 March 1999. Coupon No.5 from VVPR shares entitled holders to a sheet of VVPR strips and coupon No.5 of the ordinary shares was cancelled.
In Belgium, each VVPR strip, presented together with the ordinary coupon of the same number (before 30 November in the year of dividend payment), gives the bearer the right to a reduced rate of withholding tax. This currently amounts to a reduction from 25% to 15%.

Umicore Group
2003 Financial statements

Contents

Consolidated income statement

	Notes	2003	2002
			(€ thousand)
Turnover	7	4,677,082	3,160,591
Other operating income	7	64,115	48,353
Operating income		***4,741,197***	***3,208,944***
Raw materials and consumables used		3,652,385	2,303,588
Payroll and related benefits	8	484,120	400,154
Depreciation and impairment results		138,148	127,708
Increase in provisions		56,398	25,502
Other operating expenses	7	310,474	292,295
Operating expenses		***4,641,525***	***3,149,247***
RESULT FROM OPERATING ACTIVITIES		**99,672**	**59,697**
Finance cost - Net	9	(33,599)	(22,883)
Income from other financial investments	10	(2,426)	(308)
Share in result of companies accounted for using the equity method	15	6,856	13,039
PROFIT (LOSS) BEFORE INCOME TAX		**70,503**	**49,545**
Income taxes	11	(2,530)	(11,365)
PROFIT (LOSS) AFTER TAX		**67,973**	**38,180**
Minority interests	22	(7,851)	(5,297)
GROUP PROFIT (LOSS) OF THE PERIOD		**60,122**	**32,883**

Basic earnings per share	2.63	1.45
Diluted earnings per share	2.62	1.45
Proposed dividend per share	1.60	1.40

Consolidated balance sheet

	Notes	31/12/03	31/12/02
			(€ thousand)
NON-CURRENT ASSETS		**1,412,478**	**1,107,078**
Intangible assets & equity transaction expenses	12	28,687	15,754
Goodwill	13	91,320	36,757
Property, plant and equipment	14	950,770	774,515
Investments accounted for using the equity method	15	194,466	162,268
Financial assets	16	56,234	53,192
Trade and other receivables	19	8,555	5,035
Deferred tax assets	20	81,974	59,557
Assets employee benefits		472	
CURRENT ASSETS		**1,696,184**	**1,152,924**
Current loans granted		131	15,284
Inventories	18	905,558	650,329
Trade and other receivables	19	631,446	307,084
Income tax receivables		5,990	1,714
Treasury shares	17	23,405	70,884
Current investments	16	561	1,598
Cash and cash equivalents	21	129,093	106,031
TOTAL ASSETS		**3,108,662**	**2,260,002**
GROUP SHAREHOLDERS' EQUITY		**1,129,365**	**1,024,305**
Share capital		562,393	500,000
Share premiums		96,764	11,139
Retained earnings		582,902	551,986
Translation reserves		(112,694)	(38,820)
MINORITY INTERESTS	22	**62,594**	**64,797**
NON-CURRENT LIABILITIES		**462,925**	**380,058**
Provisions for employee benefits	25	201,561	135,262
Financial debt	23	35,501	87,782
Trade debt and other payables	24	4,983	5,506
Deferred tax liabilities	20	39,882	12,680
Provisions for environmental liabilities	27	112,102	116,088
Provisions for other liabilities and charges	28	68,896	22,740
CURRENT LIABILITIES		**1,453,778**	**790,842**
Financial debt	23	736,706	222,005
Trade debt and other payables	24	657,418	543,121
Income tax payable		30,991	13,262
Provisions for environment	27	18,583	10,871
Provisions for other liabilities and charges	28	10,080	1,583
TOTAL EQUITY AND LIABILITIES		**3,108,662**	**2,260,002**

On 3 March 2004 Umicore's Board of Directors authorized these financial statements for issue.

Consolidated cash flow statement

	Notes	2003	2002
			(€ thousand)
Consolidated profit (loss) (Group share)		60,122	32,883
Minority interests in consolidated profit (loss)	22	7,851	5,297
(Profit) loss of equity companies		(6,856)	(13,039)
Adjustments for non-cash transactions	29	133,881	118,980
Adjustments for items to be disclosed separately or classified under investing and financing cash flows	29	18,731	27,672
Change in working capital requirements		50,555	179,301
Cash flow generated from operations		**264,284**	**351,093**
Dividend received		147	6,545
Tax paid during the period		(23,324)	(4,926)
Net cash generated from operations	29	**241,107**	**352,713**
Acquisitions of property, plant and equipment		(136,256)	(145,007)
Acquisitions of intangible assets		(5,747)	(6,317)
Acquisitions of new subsidiaries (net of cash acquired)	6	(641,330)	(33,872)
Acquisitions of additional shareholdings in subsidiaries		(389)	(357)
Acquisitions of financial assets		(2,527)	(9,234)
New loans extended		(10,498)	(16,191)
Sub-total acquisitions		***(796,747)***	***(210,978)***
Disposals of property, plant and equipment		342	5,947
Disposals of subsidiaries (net of cash disposed)		3,006	383
Disposals of fixed financial assets		3,689	1,411
Repayment of loans		20,796	35,925
Sub-total disposals		***27,833***	***43,666***
Net cash generated from investing activities	29	**(768,914)**	**(167,312)**
Capital increase (net of capitalized transaction costs)		143,235	
Grants received		1,523	605
Sales (Purchases) of own shares		44,720	(40,148)
Interest received (paid)		(18,647)	(17,392)
New loans		558,768	7,059
Repayment of loans		(97,460)	(80,278)
Dividends paid to Umicore shareholders		(28,569)	(30,198)
Dividends paid to minority shareholders		(39,683)	(1,572)
Net cash generated from financing activities	29	**563,887**	**(161,924)**
Effect of exchange rate fluctuations on cash held		(8,805)	(10,816)
Increase (decrease) in cash and cash equivalent		**27,275**	**12,661**
Net cash & cash equivalent at the beginning of period		97,002	84,341
Net cash & cash equivalent at the end of period	21	**124,277**	**97,002**

Consolidated statement of changes in Group shareholders' equity

(€ thousand)

	Share capital	Share premiums	Retained earnings	Translation reserves	Total
Balance at 1 January 2002	**500,000**	**11,139**	**549,304**	**33,333**	**1,093,776**
Dividends			(30,200)		(30,200)
Results of the period			32,882		32,882
Currency translation adjustments				(72,153)	(72,153)
Balance at 31 December 2002	**500,000**	**11,139**	**551,986**	**(38,820)**	**1,024,305**
Balance at 1 January 2003	**500,000**	**11,139**	**551,986**	**(38,820)**	**1,024,305**
Capital increase	62,393	85,625			148,018
Dividends			(29,206)		(29,206)
Results of the period			60,122		60,122
Currency translation adjustments				(73,874)	(73,874)
Balance at 31 December 2003	**562,393**	**96,764**	**582,902**	**(112,694)**	**1,129,365**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting policies and basis of preparation

The company's consolidated financial statements as of and for the year ended 31 December 2003, which were authorized for issuance by the Board of Directors on 3 March 2004, have been prepared in accordance with the legal and regulatory requirements applicable to the consolidated financial statements of Belgian companies. They include those of the company, its subsidiaries and its interests in companies accounted for using the equity method.

1.1. BASIS OF PREPARATION

The company has elected to adopt International Financial Reporting Standards (IFRS)* in accordance with the Belgian Royal Decree of 4 December 2003, which defines the conditions for early adoption of these standards. The provisions of this decree are in line with European Commission regulation No. 1725/2003 to endorse all International Accounting Standards (IAS) existing on 14 September 2002 with the exception of IAS 32 and 39 and the related interpretations of the IAS Board Standing Interpretation Committee (SIC).

The Belgian Commission for Banking, Finance and Insurance has authorized the company to apply IFRS1 "First-time Adoption of IFRS" in its 2003 consolidated financial statements, prior to the endorsement of IFRS1 by the European Commission.

Those matters for which no international standard had been approved at the balance sheet date were treated in accordance with Belgian accounting norms as in previous years. These matters include financial instruments, the classification of own shares in the balance sheet and the cost of equity transactions.

The comparative figures of 2002 were restated to reflect all adjustments. Reconciliations and descriptions of the effect of the transition on the Group's equity and its net income are given in the notes to the financial statements.

The consolidated financial statements are presented in thousands of Euros, rounded to the nearest thousand, and have been prepared on a historical cost basis, except for transactional hedges as disclosed in the accounting policies below.

1.2. PRINCIPLES OF CONSOLIDATION

Umicore applies a full consolidation for its subsidiaries - enterprises in which the company has control - i.e. the power to govern the financial and operating policies so as to obtain benefits from its activities. Control is presumed when Umicore owns, directly or indirectly through subsidiaries, more than 50% of the voting rights.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

Note 3 gives a listing of all significant subsidiaries of the company at the closing date.

To account for an acquisition, the purchase method is used. The assets and liabilities of the acquired company are measured at their fair value at the date of acquisition. The cost of acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the Group's share of the fair value of the net assets of the subsidiary is recorded as goodwill. (see Chapter 1.7 Intangible assets & Equity transaction expenses).

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated, unless a loss is an indication of impairment. Where necessary, the subsidiaries' accounting policies have been changed to ensure consistency with the policies the Umicore Group has adopted.

An associate is an enterprise in which the company has a significant influence over the financial and operating policies, but no control. Typically this is evidenced by an ownership of between 20 to 50% of the voting rights. A joint venture is a contractual arrangement whereby the company and other parties undertake, directly or indirectly, an economic activity that is subject to joint control.

* As per the standards and interpretations published by the International Accounting Standards Board (IASB) and the IASB's Standing Interpretation Committee (SIC), respectively.

Both associates and joint ventures are accounted for using the equity method. Under this method, the Group's share of the post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves.

Unrealized gains on transactions between the company and its associates or joint ventures are eliminated to the extent of the company's interest in the associates and joint ventures. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment.

The company's investments in associates and joint ventures include the goodwill on acquisitions, net of accumulated amortization.

Note 15 gives a listing of all significant associates and joint ventures of the company as at the closing date.

1.3. INFLATION ACCOUNTING

As at 31 December 2003 there is no enterprise in the Umicore Group that reports in a currency of a hyperinflation economy.

1.4. FOREIGN CURRENCY TRANSLATION

The Group's presentation currency is the Euro. To consolidate the Group and each of its subsidiaries, the financial statements are translated as follows:

- Assets and liabilities at the year-end rate as published by the European Central Bank;
- Income statements at the average exchange rate for the year;
- The components of shareholders' equity at the historical exchange rate.

Exchange differences arising from the translation of the net investment in foreign subsidiaries, joint ventures and associated entities at the year-end exchange rate are recorded as part of the shareholders' equity under "cumulative translation reserves".

1.5. FOREIGN CURRENCY TRANSACTION

Foreign currency transactions are recognized initially at exchange rates prevailing at the date of the transactions. Subsequently, at closing, monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet currency rate. Gains and losses resulting from the settlement of foreign currency transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as financial result.

In order to hedge its exposure to certain foreign exchange risks, the company has entered into certain forward contracts and options (see below Chapter 1.22, Hedging Instruments).

1.6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at historical cost, less accumulated depreciation and impairment losses. Cost includes all direct costs and appropriate allocation of indirect costs incurred to bring the asset to working condition for its intended use.

There are no borrowing costs capitalized in the costs of the assets. All borrowing costs are recognized as expense in the period when incurred.

Repair and maintenance costs are expensed in the period in which they are incurred, if they do not increase the future economic benefits of the asset. Otherwise they are classified as separate components of items of property, plant, and equipment. Those major components of items of property, plant and equipment that are replaced at regular intervals are accounted for as separate assets as they have useful lives different from those items of property, plant and equipment to which they relate while the replaced asset is written-off.

The straight-line depreciation method is applied through the estimated useful life of the assets. Useful life is defined as follows per main type of property, plant and equipment:

Land :	Non-depreciable
Buildings :	
· Industrial buildings	20 years
· Improvements to buildings	10 years
· Other buildings such as offices and laboratories	40 years
· Investment properties	40 years
Plant, machinery and equipment :	10 years
· Furnaces	7 years
· Small equipment	5 years
Furniture and vehicles :	
· Vehicles	5 years
· Mobile handling equipment	7 years
· Computer equipment	3 to 5 years
· Furniture and office equipment	5 to 10 years

Assets are reviewed for an indication of impairment at each balance sheet date to assess whether they are recoverable in the form of future benefits. If the recoverable amount has decreased below the carrying amount, an impairment loss is recognized and accounted for as an operational charge. To assess impairments, assets are grouped in cash-generating units (CGU) at the lowest level for which separately identifiable cash-flows exist. (see Chapter 1.13 Impairment of assets)

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets.

1.7. INTANGIBLE ASSETS & EQUITY TRANSACTION EXPENSES

1.7.1. Equity Transaction Expenses

Expenses for formation and capital increase are capitalized if they are not charged against income during the period in which they are incurred. When capitalized they are amortized over a period of 5 years.

1.7.2. Goodwill

Goodwill represents the excess of the cost of an acquisition of a subsidiary, associate or jointly controlled entity over the Group's share in the fair value of the identifiable assets and liabilities of the acquired enterprise at the date of acquisition. It is amortized on a straight-line basis over a maximum period of 20 years, following an assessment of its useful life.

Goodwill from associates and joint ventures is presented in the balance sheet on the line "Investments accounted for under the equity method", together with the investment itself.

To assess impairment, goodwill is allocated to a CGU. At each balance sheet date, CGUs are assessed for indication of impairment. If such an indication exists, an analysis is performed to determine whether the carrying amount of goodwill is fully recoverable. (see Chapter 1.13, Impairment of assets).

Negative goodwill represents the excess of the Group's interest in the fair value of the net identifiable assets acquired over the cost of acquisition.

To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the company's plan related to the acquisition and can be measured reliably, that portion of negative goodwill is recognized in the income statement at the same time as the future losses and expenses. Any remaining negative goodwill, not exceeding the fair value of the non-monetary assets acquired, is amortized in the income statement over the remaining life of those assets. Negative goodwill exceeding the fair value of the non-monetary assets acquired is recognized in the income statement immediately.

1.7.3. Other Intangible Assets

A distinction should be made according to the type of intangible asset :

- Patents, licences : are amortized over the period of their legal protection;
- Software and related internal development costs : are amortized over a period of five years;
- Land use rights : are amortized over the contractual period using a straight-line method.

Market shares and trademarks are not capitalized.

1.7.4. Research and Development

Research costs related to the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as an incurred expense.

Development costs are defined as costs incurred for the design of new or substantially improved products and for the processes prior to commercial production or use. They are capitalized if, among others, the following conditions are met:

- The intangible asset will give rise to future economic benefits, or in other words, the market potential has been clearly demonstrated;
- The expenditures related to the process or product can be clearly identified and reliably measured.

In case it is difficult to clearly distinguish between research or development costs, the costs are considered as being research. If development costs are capitalized they are amortized using a straight-line method over the period of their expected benefit but not exceeding five years.

1.8. LEASE

Lease operations can be divided into two types of lease:

1.8.1. Finance Lease

Leases under which the company assumes a substantial part of the risks and rewards of ownership are classified as finance leases. They are measured at the lower of fair value and the estimated present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant periodic rate of interest on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in long-term payables. The interest element is charged to the income statement over the lease period. Assets under finance lease are depreciated over the useful life of the assets according to the rules set out by the company.

1.8.2. Operating Lease

Leases under which a substantial part of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments under operating lease are considered as an expense in the income statement.

1.9. FINANCIAL ASSETS

Financial assets include equity securities, debt securities and loans. They are classified in the balance sheet as non-current or current financial assets, based on the intention or probability of realization within twelve months at the balance sheet date.

Debt securities and loans are recognized at amortized cost; equity securities are recognized at cost. Impairment losses are recognized when the net book value exceeds the recoverable amount of the asset. A reversal of an impairment will be accounted in the case of structural reasons but not above the historical cost.

Own shares, presented as current assets, are recognized at cost.

1.10. INVENTORY

Inventories are carried at the lower of cost or net realizable value. Cost comprises direct purchase or manufacturing costs and an appropriate allocation of overheads.

Inventories are classified as:

1. Base products with metal hedging
2. Base products without metal hedging
3. Consumables
4. Advances paid
5. Contracts in progress

Base products with metal hedging are metal-containing products on which Umicore is exposed to metal price fluctuation risks and where Umicore applies an active and structured risk management to minimize the potential adverse effects on the financial performance of the Group. The metal contents are classified in inventory categories that reflect their specific nature and business use. A weighted average is applied per category of inventory. Depending on the inventory category, appropriate hedging mechanisms are applied (see Chapter 1.22 on Hedging Instruments for more details).

Base products without metal hedging and consumables are valued using the weighted-average method.

Impairment write-downs on inventories are recognized when turnover is slow or where the carrying amount is exceeding the net realizable value. Write-downs are presented separately.

Advances paid are down-payments on transactions with suppliers for which the physical delivery has not yet taken place and are booked at nominal value.

Contracts in progress are valued using the percentage-of-completion method.

1.11. TRADE RECEIVABLES

Trade receivables are stated at their nominal value less appropriate allowances for irrecoverable amounts.

1.12. CASH AND CASH EQUIVALENTS

Cash includes cash in hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible into known amounts of cash, have maturity dates of three months or less and are subject to an insignificant risk of change in value.

These items are carried in the balance sheet at nominal value or cost. Bank overdrafts are included in the current liabilities on the balance sheet.

1.13. IMPAIRMENT OF ASSETS

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated.

The recoverable amount is the higher of an asset's net selling price and value in use. To estimate the recoverable amount of individual assets the company often determines the recoverable amount of the cash-generating unit (CGU) to which the asset belongs.

Whenever the carrying amount of an asset exceeds its recoverable value, an impairment loss is recognized as an expense immediately.

A reversal of impairment losses is recognized when there is an indication that the impairment losses recognized for the asset or for the CGU no longer exist or have decreased. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

1.14. SHARE CAPITAL AND RETAINED EARNINGS

Retained earnings are not available for distribution for the amount invested in own shares.

Dividends of the parent company payable on ordinary shares are only recognized as a liability, following approval by the shareholders.

1.15. MINORITY INTERESTS

Minority interests include a proportion of the fair value of identifiable assets and liabilities recognized upon acquisition of a subsidiary, together with the appropriate proportion of subsequent profits and losses.

In the income statement the minority share in the company profit or loss is separated from the company consolidated result.

1.16. PROVISIONS

Provisions are recognized in the balance sheet when:

- There is a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources will be required to settle the obligation;
- A reliable estimate can be made on the amount of the obligation.

A constructive obligation is an obligation that derives from company actions where, by an established pattern of past practice or published policies, the company has indicated that it will accept certain responsibilities and, as a result, the company has created a valid expectation that it will discharge those responsibilities.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date and taking into account the probability of the possible outcome of the event. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditure expected to be required to settle the obligation. The result of the yearly discounting of the provision, if any, is accounted for as a financial result.

The main types of provision are the following:

1. **Provisions for employee benefits** (See Chapter 1.17, Employee benefits)
2. **Environmental obligations**
   Environmental provisions are based on legal and constructive obligations from past events, in accordance with the company's published environmental policy and applicable legal requirements. The full amount of the estimated obligation is recognized, except for the provision for pond covering and restoring the landscape. For this specific type of provision the obligation is gradually recognized following the actual usage of the ponds.
3. **Others**
   Includes provisions for litigation, onerous contracts, warranties, exposure to equity investments and restructuring. A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan and the restructuring has either commenced or has been announced publicly before the balance sheet date. Any restructuring provision only includes the direct expenditure arising from the restructuring which is necessarily entailed and is not associated with the ongoing activities of the enterprise.

1.17. EMPLOYEE BENEFITS

1.17.1. Short-Term Employee Benefits

This includes wages, salaries and social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits, and is taken as an expense in the relevant period. Bonuses are received by all company managers and are based on key target financial indicators. The amount of the bonus is recognized as an expense, based on an estimation at the balance sheet date.

1.17.2. Post Employment Benefits (pensions, medical care)

The company has various pension and medical care schemes in accordance with the conditions and practices of the countries it operates in. The schemes are generally funded through payments to insurance companies or trustee-administered funds.

1.17.2.1. Defined Benefit Plans

The company has accounted for all legal and constructive obligations both under the formal terms of defined benefit plans and under the company's informal practices.

The amount presented in the balance sheet is based on actuarial calculations (using the projected unit credit method) and represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses and unrecognized past service costs, and as reduced by the fair value of the plan assets.

Unrecognized actuarial gains and losses result from differences between actual and estimated actuarial parameters as reflected in the annual update of actuarial calculations. The amortization of actuarial gains and losses, where these exceed 10% of either the projected obligation value (defined benefit obligation) or the value of the assets of the plan (whichever is the higher), are recognized for the full amount in the income statement in the following period.

Unrecognized past service costs result from the introduction of new benefit plans or changes in the benefits payable under an existing plan. The past service costs for which the benefits are not yet vested (the employees must deliver employee services before the benefits are granted) are amortized on a straight-line basis over the average period until the new or amended benefits become vested.

1.17.2.2. Defined Contribution Plans

The company pays contributions to publicly or privately administered insurance plans. The payments are recognized as expenses as they fall due, and as such are included in personnel costs.

1.17.3. Other long-term employee benefits (jubilee premiums)

These benefits are accrued for their expected costs over the period of employment using an accounting methodology similar to that for defined benefit pension plans. These obligations are in general valued annually by independent qualified actuaries. All actuarial losses or gains are immediately recognized in the income statement.

1.17.4. Termination benefits (pre-retirement plans, other termination obligations)

These benefits arise as a result of the company's decision to terminate an employee's employment before the normal retirement date or of an employee's decision to accept voluntary redundancy in exchange for those benefits. When they are reasonably predictable in accordance with the conditions and practices of the countries the company operates in, future obligations are also recognized.

These benefits are accrued for their expected costs over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. In general, these obligations are valued annually by independent qualified actuaries. All actuarial losses or gains are immediately recognized in the income statement.

1.17.5. Equity and equity-related compensation benefits

Different stock option programmes allow company employees and company senior management to acquire shares of the company. The option exercise price equals the market price of the underlying shares at the date of the grant and no compensation cost or obligation is recognized. When the options are exercised either the existing own shares are used or the equity is increased by the amount of the proceeds received.

The impact of employee benefits on results are booked under operating results in the income statement, except for the interest cost and the return on plan assets of the defined benefit plans, which are classified under financial results.

1.18. FINANCIAL DEBT

Borrowings are initially recognized as proceeds received, net of transaction costs. Subsequently they are carried at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Any differences between cost and redemption value are recognized in the income statement.

1.19. TRADE PAYABLES

Trade payables are stated at nominal value.

1.20. INCOME TAXES

Taxes on profit or loss of the year include current and deferred tax. Such taxes are calculated in accordance with the tax regulations in effect in each country the company operates in.

Current tax is the expected tax payable on the taxable income of the year, using tax rates enacted at the balance sheet date, and any adjustment to tax payable (or receivable) in respect of previous years.

Deferred taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. These taxes are measured using the tax rates of the following year.

Deferred tax assets are only recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are offset and presented net only if they relate to income taxes levied by the same taxation authority on the same taxable entity.

1.21. REVENUE RECOGNITION

1.21.1. Goods Sold and Services Rendered

Revenue from the sale of goods in transformation activities is recognized when significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of the goods.

Revenue from refining activities is recognized when the metal reference stage is reached. Metal reference is a generally recognized standard form of metal, with defined metal content, traded on well-established markets for commodities.

Revenue from services rendered is recognized by reference to the stage of completion of the transaction when this can be measured reliably.

1.21.2. Government Grants

A government grant is accounted for in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants are recognized in the income statement over the period necessary to match them with the costs they are intended to compensate.

1.22. HEDGING INSTRUMENTS

The company uses derivative financial and commodity instruments primarily to reduce the exposure to adverse fluctuations in foreign exchange rates, commodity prices, interest rates and other market risks. The company uses mainly spot and forward contracts to cover the metal and currency risk, and swaps to hedge the interest risk. The operations carried out on the futures market are not of a speculative nature.

1.22.1. Transactional Risks

The derivative financial and commodity instruments are envisaged to protect the fair value of underlying hedged items and are recognized initially at a transactional rate. Both instruments and hedged items are subsequently measured at fair value at the balance sheet date via the "Mark-to-Market" mechanism. All gains and losses on the balanced positions are immediately recognized in the income statement - as an operational result if commodity-related and as a financial result if currency and interest related. (See also Chapter 1.10 on Inventory). On the unbalanced positions only the losses are recognized. The principle of "Mark-to-Market" is the comparison of the transactional rate with the closing market rate, spot-to-spot or forward-to-forward depending on the transactional rate used.

1.22.2. Structural Risks

Derivative financial and commodity instruments related to the protection of future cash flows, are not recognized as operating result until the underlying cash flow is recognized. No "Mark-to-Market" mechanisms are applied.

2. Impact of the transition to the new Group accounting rules on the financial statements

Consolidated statement of changes in Group shareholders' equity

(€ thousand)

	Share capital	Share premiums	Retained earnings	Consolidation differences	Translation reserves	TOTAL
Balance at 1 January 2002 under previous accounting policies	**500,000**	**11,139**	**537,374**	**963**	**24,170**	**1,073,646**
Change in accounting policies						
(a) Deferred taxes IAS 12			69,522			69,522
(b) Employee benefits IAS 19			(28,261)			(28,261)
(c) Provisions IAS 37			(1,103)			(1,103)
(d) Borrowing costs IAS 23			(4,921)			(4,921)
(e) Business combinations IAS 22			(29,557)	(963)		(30,520)
(f) Inventories IAS 2			(8,352)			(8,352)
(g) IFRS impact on associates			(6,762)			(6,762)
(h) Intangible assets IAS 38			2,165			2,165
(i) Currency translation IAS 21			(9,540)		9,163	(377)
Other adjustments			(1,462)			(1,462)
(j) Declared dividend			30,200			30,200
Balance restated at 1 January 2002	**500,000**	**11,139**	**549,303**		**33,333**	**1,093,775**

2.1. Notes to the reconciliation of equity as at 1 January 2002

This note provides a description of the effect of the transition from previous Group accounting rules to IFRS, as endorsed by the European Commission and in accordance with the Royal Decree of 4 December 2003 on the opening balance sheet, more specifically the equity as at 1 January 2002 and as at 31 December 2002. Please refer to Note 1 on the significant accounting policies for more specific details.

Restatement of equity

a) **Deferred taxes IAS 12 (€ +69,522 thousand)**

Under previous accounting rules, deferred tax assets were recognized only to the extent that they were compensated by deferred tax liabilities. Under the new set of rules, at each balance sheet date the company re-assesses and recognizes deferred tax assets if it is probable that sufficient taxable profit will allow the deferred tax asset to be recovered.
The amount of deferred tax assets considered recoverable under IFRS and recognized as an increase in equity amounts to € 56,189 thousand. The balance of € 13,333 thousand corresponds to deferred taxes calculated on transition adjustments.

b) Employee benefits IAS 19 (€ -28,261 thousand)
All unrecognized actuarial gains and losses and past service costs have been recognized for a total amount of € -4,711 thousand. The extended requirements of IFRS have led to the recognition of additional provisions for an amount of € -23,554 thousand, relating primarily to healthcare programmes and jubilee premiums in Belgium and France.

c) Provisions IAS 37 (€ -1,103 thousand)
Provisions for major repairs are no longer recognized. Instead, major repair costs are capitalized and depreciated over a period between two major repairs based on the component approach principle. The reversal of existing provisions had a positive impact on equity of € 32,953 thousand.
Provision recognition criteria have in general become more strict. Besides legal obligations IAS 37 introduces the principle of constructive obligations. In addition, long-term provisions are discounted where the effect of such discounting is material. These changes have resulted in the recognition of additional provisions of € -34,055 thousand, relating primarily to environmental matters and, to a lesser degree, financial investments.

d) Borrowing costs IAS 23 (€ -4,921 thousand)
Borrowing costs can no longer be capitalized and those existing in the balance sheet as at 1 January 2002 have been de-recognized.

e) Business combinations IAS 22 (€ -29,557 thousand)
Under IAS 22, goodwill has to be allocated to Cash Generating Units (CGUs) and is tested for impairment at the date of implementation. In this context Umicore has de-recognized the goodwill dating from the merger in 1989 of Vieille Montagne, Metallurgie Hoboken-Overpelt, Mechim and ACEC Union Minière, and some of the goodwill which existed in the synthetic diamond activities.

f) Inventories IAS 2 (€ -8,352 thousand)
Inventories have been classified into different categories according to their nature and business use. For each category of inventory a weighted average valuation has replaced LIFO. Inventories are carried at the lower of cost or net realizable value. Cost comprises identifiable direct purchase or manufacturing costs and an allocation of indirect purchase and manufacturing costs including overheads. Alignment with these principles has led to a negative impact on equity of € -8,352 thousand.

g) IFRS impact on associates (€ -6,762 thousand)
The financial statements of the associates have been restated to reflect Umicore's new set of accounting policies. The main difference is to be found in provisions for employee benefits and the corresponding effect on deferred taxes.

h) Intangibles IAS 38 (€ +2,165 thousand)
The useful life of software has been re-assessed as five years instead of three years, resulting in a positive impact of € 2,165 thousand.

i) Foreign currency translation IAS 21 (€ -9,540 thousand)
Two major entities of Megapode, a subgroup accounted for under the equity method, have been identified as foreign operations and have changed their respective measurement currency in accordance with SIC19, resulting in an adjustment to retained earnings of € -8,870 thousand.

j) Declared dividends
Dividends declared in respect of the period are included in shareholders' equity at the end of the financial year instead of being reported as short-term liabilities on the balance sheet. Such reclassification impacted retained earnings by € 30,200 thousand.

Consolidated statement of changes in Group shareholders' equity and result 2002

(€ thousand)

	Share capital	Share premiums	Retained earnings	Profit (Losses) for the year	Consolidation differences	Translation reserves	TOTAL
Balance at 31 December 2002 under previous accounting policies	**500,000**	**11,139**	**508,168**	**48,392**	**1,036**	**(45,709)**	**1,023,026**
Change in accounting policies:							
(a) Deferred taxes IAS 12			69,522	(8,187)		64	61,399
Employee benefits IAS 19			(28,261)	(623)		283	(28,601)
Provisions IAS 37			(1,103)	(1,877)		(438)	(3,418)
Borrowing costs IAS 23			(4,921)	36			(4,885)
(b) Business combinations IAS 22			(29,557)	3,568	(1,036)	1,928	(25,097)
(c) Inventories IAS 2			(8,352)	(8,373)		(23)	(16,748)
IFRS impact on associates			(6,762)	799		984	(4,979)
Intangible assets IAS 38			2,165	(519)			1,646
Currency translation IAS 21			(9,540)	45		3,964	(5,531)
Other adjustments			(1,462)	(379)		127	(1,714)
Declared dividend			29,207				29,207
Balance restated at 31 December 2002	**500,000**	**11,139**	**519,104**	**32,882**		**(38,820)**	**1,024,305**

2.2. Notes to the reconciliation of the income statement for 2002

The main impact on the restated income statement for the period comes from the changes in accounting policy for inventories, deferred taxes and intangibles.

a) Deferred tax charges increased by € 8,187 thousand, including € 9,913 thousand from the effect on deferred tax assets of the reduction of corporate income tax rates in Belgium from 40.17% to 33.99% at the end of 2002.

b) The amortization charge related to de-recognized goodwill as of 1 January 2002 has been reversed, resulting in a profit of € 3,568 thousand.

c) The classification of inventories into different categories according to their nature and business use, the ability to isolate identifiable direct manufacturing costs, the impact of a new valuation system for the zinc activities and the switch from LIFO to the weighted average principle, have had a negative impact on income of € 8,373 thousand, most of which is non-recurring.

2.3. Notes to the reconciliation of equity as at 31 December 2002

The restated equity as of 31 December 2002 is reconciled with the opening equity adjustments as of 1 January 2002, the adjustments to the profit and loss statement 2002 (as explained above) and their related impact on the translation reserves.

Similar to the opening equity restatement, retained earnings increased with the proposed dividend of € 29,207 thousand, which was included in short-term payables under the previous accounting rules.

Restated consolidated cash flow statement 2002

(€ thousand)

	Notes	Previous Accounting Policies	Restated
Consolidated profit (loss) (Group share)		48,392	32,883
Minority interests in consolidated profit (loss)		4,887	5,297
(Profit) loss of equity companies		(8,793)	(13,039)
Adjustments for non-cash transactions		115,382	118,980
Adjustments for items to disclose separately or to be classified under investing and financing cash flows		(815)	27,672
Change in working capital requirements		169,141	179,301
Cash flow generated from operations		**328,194**	**351,093**
Cash from dividend income			6,545
Tax paid during the period			(4,926)
Net cash generated from operations	(b)	**328,194**	**352,713**
Acquisitions of property, plant and equipment		(144,334)	(145,007)
Acquisitions of intangible assets		(6,327)	(6,317)
Acquisitions of new subsidiaries (net of cash acquired)		(37,019)	(33,872)
Acquisitions of additional shareholdings in subsidiaries		(357)	(357)
Acquisitions of financial assets	(a)(c)	(7,693)	(9,234)
New loans extended		(16,199)	(16,191)
Sub-total acquisitions		***(211,929)***	***(210,978)***
Disposals of property, plant and equipment		5,983	5,947
Disposals of subsidiaries (net of cash disposed)		383	383
Disposals of financial assets		1,411	1,411
Repayment of loans	(c)	35,920	35,925
Sub-total disposals		***43,697***	***43,666***
Net cash from investing activities		**(168,232)**	**(167,312)**
Grants received		294	605
Own shares		(40,148)	(40,148)
Interest received (paid)	(b)	0	(17,392)
New loans	(a)(b)(c)	43,435	7,059
Repayment of loans		(72,633)	(80,278)
Dividends paid to Umicore shareholders		(30,198)	(30,198)
Dividends paid to minority shareholders		(1,572)	(1,572)
Net cash from financing activities		**(100,822)**	**(161,924)**
Effect of exchange rate fluctuations on cash held	(b)		(10,816)
Increase (decrease) in cash and cash equivalents		**59,140**	**12,661**
Net cash and cash equivalents at the beginning of period		(89,807)	84,341
Net cash and cash equivalents: closing position		**(30,667)**	**97,002**

Components of net cash and cash equivalents

		(€ thousand)	
		Previous Accounting Policies	Restated
	Notes	Variance Net Cash	Variance Net Cash
Short-term investments: bank term deposits		18,790	18,936
Short-term investments: term deposits (other)		(5,596)	(5,469)
Financial institutions		(4,165)	(3,802)
Cash in hand and other cash equivalents		(4,783)	(5,090)
Current financial investments	(a)	(2,468)	
		1,778	**4,574**
Bank overdrafts		8,087	8,087
Short-term debts	(a)	49,275	
Net cash as in Cash Flow Statement		**59,140**	**12,661**

2.4. Notes to the reconciliation of the restated Cash Flow Statement 2002

a) The major change in presentation comes from the definition of Net Cash and Cash Equivalents, which under the previous accounting and presentation rules included short-term financial debts and current financial investments.

The variances of the short-term financial debts (€ -49,275 thousand) are now classified as part of the cash from financing activities.

The variances of current financial investments (€ -2,468 thousand) are now part of the cash from investing activities.

As acquisitions and disposals of subsidiaries are reported after deduction of the Net Cash and Cash Equivalents acquired or sold, these cash flows are also restated with an impact on the cash from financing activities of € 3,147 thousand.

b) The difference in net cash from operating activities of € 24,519 thousand is mainly due to:

- the transfer of cash related to interest paid to cash from financing activities (€ 17,392 thousand);
- the change in allocating the translation differences to the three main categories of cash flows. Under the previous presentation, translation differences on current assets and liabilities were allocated fully to the cash from operating activities.

c) The changes in presentation are also influenced by the differences of the consolidation scope and consolidation method for joint ventures.

3. Group companies

Below is a list of the main companies included in the consolidated financial statements:

		% interest 2003
Argentina	Umicore Argentina	100.00
Australia	Umicore Australia Ltd.	100.00
Austria	Oegussa	90.89
Belgium	Sibeka (BE 403 202 373)	80.44
	Umicore Financial Services (BE 428 179 081)	99.67
	Umicore Oxyde Belgium (BE 438 933 809)	100.00
	UMCI (BE 466 261 083)	100.00
	Umicore Marketing Services Belgium SA (BE 402 964 625)	100.00
Brazil	Coimpa Industrial Ltda	100.00
	Umicore Brazil	100.00
Bulgaria	Umicore Med JSCO	99.77
Canada	Umicore Canada Inc.	100.00
	Umicore Autocat Canada	100.00
China	Hunan Fuhong Zinc Industrial	100.00
	Umicore Marketing Services Shanghai	100.00
	Umicore Marketing Services Far East	100.00
	Umicore Marketing Services Hong Kong	100.00
France	Umicore France	100.00
	Umicore Climeta	100.00
	Allgemeine France	90.80
Germany	Umicore Bausysteme GmbH	100.00
	Umicore Marketing Services Deutschland	100.00
	Allgemeine Gold- und Silberscheideanstalt AG	90.80
	BrazeTec GmbH	100.00
	Umicore AG & Co KG	100.00
	Umicore Galvanotechnik	90.80
Italy	Umicore Italia	100.00
	Umicore Marketing Services Italia	100.00
	Italbras	100.00
Japan	Umicore Marketing Services Japan	100.00
	Umicore Precious Metals Japan	100.00
Liechtenstein	Umicore Materials AG	100.00
Malaysia	Umicore Malaysia Sdn Bhd	100.00
Netherlands	Schöne Edelmetaal	90.80
	Umicore Nederland	100.00

Norway	Umicore Norway	100.00
Philippines	Umicore Specialty Materials Subic	78.20
Portugal	Umicore Portugal	100.00
	Umicore Marketing Services Lusitana	100.00
Singapore	Umicore Precious Metals Singapore	100.00
South Africa	Umicore South Africa	100.00
	Umicore Autocat Pty, South Africa	55.00
South Korea	Umicore Korea	100.00
	Umicore Marketing Services Korea	100.00
Sweden	Umicore Autocat Sweden	100.00
Switzerland	Umicore Strub sa	100.00
Taiwan	Umicore Materials Taiwan	100.00
Thailand	Umicore Marketing Services Thailand	100.00
	Umicore Precious Metals Thailand	68.10
United Kingdom	Umicore Coating Services	100.00
	Umicore Laser Optics	100.00
	Umicore Marketing Services UK Ltd	100.00
	Umicore Precious Metals UK	100.00
USA	Umicore USA Inc.	100.00
	Bowden	100.00
	Umicore Semiconductor Processing	100.00
	Umicore Autocat USA	100.00
	Umicore Building Products USA	100.00
	Umicore Precious Metals NJ LLC	100.00
	Umicore R&D	100.00
	Umicore Thin Film Products USA	100.00
	Umicore Marketing Services USA Inc.	100.00

4. Foreign currency measurement

For the main currencies applicable within the Group's consolidated entities and investments, the prevailing rates used for translation into the Group's presentation currency (€), are as follows :

		Closing Rates		Average Rates	
		2003 (€)	2002 (€)	2003 (€)	2002 (€)
American Dollar	USD	1.26300	1.04870	1.13116	0.94520
UK Pound Sterling	GBP	0.70480	0.65050	0.69199	0.62873
Canadian Dollar	CAD	1.62340	1.65500	1.58168	1.48339
Swiss Franc	CHF	1.55790	1.45239	1.52120	1.46701
Japanese Yen	JPY	135.05000	124.39000	130.97121	118.06900
Brazilian Real	BRL	3.62797	3.70225	3.48361	2.79182
South African Rand	ZAR	8.39495	9.00901	8.54364	9.90001
Chinese Yuan	CNY	10.37863	8.68583	9.37025	7.82840
Thai Baht	THB	49.68612	45.22840	47.02052	40.65041
Korean Won (100)	KRW	15.06320	12.43781	13.46904	11.80638

All subsidiaries, associates and joint ventures have as measurement currency, the currency of the country in which they operate, except for Umicore Med (Bulgaria), Megapode (Ireland) and Traxys (Luxemburg) where the measurement currency is the US dollar.

5. Segment Information

PRIMARY SEGMENT INFORMATION 2003 (by business group)

(€ thousand)

	Advanced Materials	Copper	Precious Metals Products & Catalysts	Precious Metals Services	Zinc	Corporate & Investments	Unallocated	Total
Total segment turnover	**354,874**	**1,009,861**	**656,822**	**1,838,039**	**810,522**	**227,520**	**(220,556)**	**4,677,082**
of which external turnover	354,874	928,126	645,981	1,717,015	803,566	227,520		4,677,082
of which inter-segment turnover		81,735	10,841	121,024	6,957		(220,556)	
Operating result	**33,933**	**(5,039)**	**39,786**	**45,769**	**19,191**	**(33,966)**		**99,674**
Recurring	36,597	864	39,786	45,769	28,237	(23,275)		127,977
Non-recurring	(2,664)	(5,903)			(9,046)	(10,691)		(28,304)
Equity method companies	**2,397**		**3,078**	**(60)**	**142**	**1,300**		**6,856**
Recurring	13,497		3,078	(60)	142	1,300		17,956
Non-recurring	(11,100)							(11,100)
Net financial cost							(33,598)	(33,598)
Income from other financial investments							(2,428)	(2,428)
Income taxes							(2,530)	(2,530)
Minority interest							(7,852)	(7,852)
Net profit for the year								**60,122**
Consolidated total assets	**381,075**	**576,125**	**696,575**	**474,222**	**560,912**	**128,013**	**291,740**	**3,108,661**
Segment assets	267,567	576,125	680,346	474,081	518,419	105,917		2,622,455
Investments in associates	113,508		16,229	141	42,492	22,096		194,466
Unallocated assets							291,740	291,740
Consolidated total liabilities	**62,652**	**195,134**	**152,316**	**160,738**	**284,311**	**56,825**	**1,004,816**	**1,916,703**
Segment liabilities	62,562	195,134	152,316	160,738	284,311	56,825		911,887
Unallocated liabilities							1,004,816	1,004,816
Capital expenditure	**17,896**	**34,469**	**13,678**	**23,201**	**44,951**	**14,125**		**148,320**
Depreciation and amortization	**14,865**	**20,733**	**12,739**	**23,833**	**18,501**	**28,836**		**119,507**
Non-cash expenses other than depreciation	**(1,422)**	**6,677**	**6,442**	**1,669**	**11,548**	**15,513**		**40,427**
Impairment losses/ (Reversal of impairment losses)	**5,499**	**4**	**18**	**0**	**2,765**	**642**		**8,928**

SECONDARY SEGMENT INFORMATION 2003 (by geographical area)

(€ thousand)

	Europe	Asia-Pacific	North America	South America	Africa	Total
Total segment turnover	**3,568,832**	**422,265**	**444,820**	**55,577**	**185,588**	**4,677,082**
Total assets	**2,707,523**	**145,299**	**123,065**	**61,684**	**71,091**	**3,108,661**
Capital expenditure	**132,567**	**7,042**	**5,252**	**1,903**	**1,556**	**148,320**

PRIMARY SEGMENT INFORMATION 2002 (by business group)

(€ thousand)

	Advanced Materials	Copper	Precious Metals Products & Catalysts	Precious Metals Services	Zinc	Corporate & Investments	Unallocated	Total
Total segment turnover	**354,055**	**945,548**		**784,278**	**763,712**	**357,237**	**(44,240)**	**3,160,591**
of which external turnover	354,055	926,494		768,773	754,031	357,237		3,160,591
of which inter-segment turnover		19,054		15,505	9,681		(44,240)	
Operating result	**13,788**	**7,329**		**53,245**	**2,231**	**(16,897)**		**59,696**
Recurring	17,597	8,694		53,245	18,958	(13,994)		84,500
Non-recurring	(3,809)	(1,365)			(16,727)	(2,903)		(24,804)
Equity method companies	**13,780**				**(1,154)**	**413**		**13,039**
Recurring	13,780				(1,154)	413		13,039
Non-recurring								
Net financial cost							(22,883)	(22,883)
Income from other financial investments							(309)	(309)
Income taxes							(11,363)	(11,363)
Minority interest							(5,297)	(5,297)
Net profit for the year								**32,883**
Consolidated total assets	**408,106**	**528,527**		**304,415**	**471,016**	**256,676**	**291,262**	**2,260,002**
Segment assets	284,411	528,527		304,415	437,697	251,422		1,806,472
Investments in associates	123,695				33,318	5,254		162,268
Unallocated assets							291,262	291,262
Consolidated total liabilities	**69,538**	**136,424**		**139,229**	**258,179**	**109,801**	**457,730**	**1,170,901**
Segment liabilities	69,538	136,424		139,229	258,179	109,801		713,171
Unallocated liabilities							457,730	457,730
Capital expenditure	**18,836**	**43,308**		**36,340**	**43,389**	**10,845**		**152,718**
Depreciation and amortization	**23,420**	**33,705**		**18,202**	**39,996**	**9,036**		**124,359**
Non cash expenses other than depreciation	**2,989**	**(1,543)**		**6,720**	**9,692**	**6,947**		**24,806**
Impairment losses/ (Reversal of impairment losses)	**(766)**				**1,955**			**1,189**

SECONDARY SEGMENT INFORMATION 2002 (by geographical area)

(€ thousand)

	Europe	Asia-Pacific	North America	South America	Africa	Total
Total segment turnover	**2,458,413**	**299,318**	**276,528**	**11,757**	**114,575**	**3,160,591**
Total assets	**2,060,094**	**95,112**	**102,651**		**2,145**	**2,260,002**
Capital expenditure	**146,761**	**1,556**	**4,084**		**317**	**152,718**

Segment information is presented in respect of the Group's business and geographical segments.

The primary segmentation reflects the business organization, is based on the Group's management structure and is in line with internal management reporting. The selected segments correspond to the business groups, as defined below, and meet the segment criteria set forward by IFRS. However, Umicore has elected, for competitive reasons and in line with industry practices, not to disclose financials of the Automotive Catalysts business separately, as would have been required under IFRS. This business unit is therefore included, for segment reporting purposes, in the Precious Metals Products and Catalysts segment.

The secondary segment is the geographical view whereby the turnover is presented according to the geographical location of the customers, while assets and investments are presented according to their actual geographical location.

The segment results, assets and liabilities include items directly attributable to the segment as well as those elements that can reasonably be allocated to a segment.

The pricing of inter-segment sales is based on an arm's length transfer pricing system. In the absence of relevant market price references, cost plus mechanisms are used.

Business segments

Following the acquisition of PMG, the Group was organized into the following six business groups:

Advanced Materials includes the business units Electro-Optic Materials, Engineered Metal Powders and Specialty Oxides & Chemicals, the latter two originating from the former Cobalt & Energy Products business unit. The business group also includes Umicore's share in Megapode.

Zinc includes the Zinc Smelting, Zinc Alloys & Chemicals and Building Products business units as well as Umicore's share in Padaeng Industries Ltd. (Thailand).

Precious Metals Products and Catalysts includes the Automotive Catalysts, Thin Film Products, Jewellery & Electroplating, Precious Metals Chemistry and Technical Materials business units. With the exception of Thin Film Products, which belonged to Advanced Materials through to the end of 2002, this business group consists of downstream precious metals businesses which were part of PMG.

Precious Metals Services includes the Precious Metals Refining business unit (which incorporates refining activities which were formerly carried out in PMG) and the Metals Management unit.

Copper relates to the activities of Umicore Copper.

Corporate & Investments covers corporate activities as well as some shared services, such as those provided by Umicore Marketing Services or by the Research Development & Innovation unit. The latter includes the Fuel Cells activity which was part of PMG. In 2002 the figures for the venture unit activities were reported within the segment Advanced Materials.

The segment also includes Umicore's 50% stake in Traxys, as well as non-consolidated financial investments. Turnover figures reported in this segment in 2002 and 2003 correspond primarily to the trading activities carried out by Sogem prior to the contribution of these activities to the Traxys joint venture, and also to the external engineering activities which are currently being phased out.

6. Business combinations

The acquisition of PMG was completed on 31 July 2003 and the acquired entities were consolidated as from 1 August 2003. As part of this transaction Umicore acquired the shares of fully owned entities and joint ventures, which are either consolidated or accounted for under the equity method depending on the degree of control. The acquisition included € 54,417 thousand in goodwill after recognition of provisions and impairment losses related to the restructuring of refining activities.
The accounted goodwill is subject to changes in function of final adjustments of the purchase price for the acquisition of PMG. Such adjustments, however, are not expected to be material. The acquired businesses have been integrated in the Precious Metals Services, the Precious Metals Products and Catalysts and Corporate & Investments segments.

Other acquisitions in 2003 were the following:

- The acquisition of certain germanium assets of EaglePicher Technologies, US, with effect from 1 July 2003. The acquired business was integrated in the Electro-Optic Materials business unit.
- The acquisition of a 40% stake in Guangzhou Hongsheng Metallurgical and Chemical Industries, China, by the Engineered Metal Powders business unit. This participation is accounted for under the equity method as from 18 October 2003.
- The acquisition of a 40% stake in IEQSA, Peru, a company active in the zinc transformation business. This participation is accounted for under the equity method as from 1 April 2003 and is part of the Building Products business unit.
- The acquisition of the assets of Climeta, a French company producing copper nuggets and nickel crowns. Climeta is fully consolidated as from 1 April 2003 and is part of the Copper business group.

Business combinations for which the closing of the transaction took place in the last weeks of 2002 are integrated as from 1 January 2003. This applies to the following cases:

- The 50% stake acquired in Rezinal, Belgium, which is accounted for under the equity method and reported as part of the Zinc Alloys and Chemicals business unit.
- The assets bought from Strub in Switzerland were integrated in a new entity and fully consolidated as a part of the Building Products business unit.

Acquisitions

	Notes	2003	2002
			(€ thousand)
Intangible assets & equity transaction expenses	12	5,450	277
Property, plant and equipment	14	211,920	9,358
Investments accounted for using the equity method	15	23,759	
Long-term investment securities	16	4,782	388
Long-term receivables		16,330	
Deferred tax assets		10,909	27
Assets employee benefits		298	
NON-CURRENT ASSETS		**273,448**	**10,050**
Current loans granted		23,839	
Inventories		426,316	9,417
Trade and other receivables		308,815	11,310
Income tax receivables		1,230	
Cash and cash equivalents		87,794	4,465
CURRENT ASSETS		**847,994**	**25,192**
TOTAL ASSETS		**1,121,442**	**35,242**
Minority interests	22	**34,047**	
Employee benefit obligations		83,000	
Financial debt	23	19,392	
Deferred tax liabilities		35,973	2,097
Provisions for environment	27	5,787	
Provisions for other liabilities & charges	28	42,007	665
NON-CURRENT LIABILITIES		**186,159**	**2,762**
Financial debt		65,897	3,147
Bank overdrafts		6,050	
Income tax payable		21,491	
Trade debt & other payables		168,237	7,607
Provisions for other liabilities & charges	28	4,480	
CURRENT LIABILITIES		**266,155**	**10,754**
TOTAL LIABILITIES AND MINORITY INTERESTS		**486,361**	**13,516**
Group share in net assets acquired		**635,081**	**21,726**
Goodwill (*)		**75,939**	**16,330**
Purchase price		711,020	38,055
Non-cash consideration		(11,306)	
Purchase price in cash		**722,326**	**38,055**
Net cash and cash equivalents acquired		**80,996**	**4,184**
Net cash out		**641,330**	**33,872**
(*) of which: - Goodwill on subsidiaries	13	63,709	16,330
- Goodwill on associates and joint ventures	15	12,230	

The trading activities of Sogem and Arcelor International were brought together in a joint venture called Traxys, through a non-cash disposal of 50% of Sogem and a non-cash acquisition of a 50% stake in Traxys. Umicore's stake in Traxys is accounted for under the equity method effective 1 May 2003.

Impact on the balance sheet of the Traxys business combination

(€ thousand)	Disposal by contribution	Acquisition Traxys
Investment in joint ventures		22,796
Non-current assets	1,135	
Current assets	(37,032)	
TOTAL ASSETS	**(35,897)**	**22,796**
Retained earnings	(23,099)	22,612
Translation reserves	539	185
Non-current liabilities	(665)	
Current liabilities	(12,672)	
TOTAL LIABILITIES	**(35,897)**	**22,796**

Impact of acquisitions on 2003 financial statements

The businesses acquired in 2003 contributed € 28,070 thousand to the Group's operating profits and € 5,028 thousand to the income from associates, with PMG accounting for the bulk of the contribution.

The total assets and liabilities of the acquired businesses were € 1,086,125 thousand and € 371,700 thousand, respectively, as at 31 December 2003, the majority of which corresponded to the consolidation of PMG. Minority interests increased by € 35,254 thousand as a result of these acquisitions.

7. Result from operating activities

	(€ thousand)	
	2003	2002
Turnover [1]		
Sales	4,608,083	3,082,266
Services	68,999	78,325
	4,677,082	**3,160,591**
Other operating income [2]	**64,115**	**48,353**
Other operating expenses [3]		
Miscellaneous taxes, other than income tax	22,271	25,324
Rents and related charges	20,700	16,070
Sub-contracted major repair & maintenance expenses	55,513	53,054
Fees, commissions and insurance	36,629	34,243
Sub-contracted transport	67,938	62,204
Other services sub-contracted & consumables	109,417	94,255
Other operating expenses	21,029	29,203
Expenses capitalized as fixed assets	(8,430)	(6,799)
Use of provisions	(16,839)	(18,486)
Capital losses on disposal of assets	2,247	3,227
	310,474	**292,295**

1. Services mainly include the revenues from tolling contracts.
2. Other operating income includes the reversal of unused provisions relating mainly to environmental matters (see note 27) and provisions for other liabilities and charges (see note 28).

   Also included in other operating income are royalties for an amount of € 1,329 thousand in 2003 (€ 384 thousand in 2002).
3. R&D expenses for the Group in 2003 amounted to € 42 million compared to € 29 million in 2002. The increase is mostly due to the acquisition of PMG.

Non-recurring results included in the operating results

(€ thousand)

	2003			2002		
	Total	non-recurring	recurring	Total	non-recurring	recurring
Turnover	4,677,082		4,677,082	3,160,591		3,160,591
Other operating income	64,115	17,751	46,364	48,353		48,353
Operating income	***4,741,197***	***17,751***	***4,723,446***	***3,208,944***		***3,208,944***
Raw materials and consumables used	3,652,385		3,652,385	2,303,588	5,484	2,298,104
Payroll and related benefits	484,120	1,251	482,869	400,154		400,154
Depreciation and impairment results	138,148	3,242	134,906	127,708	7,424	120,284
Increase in provisions	56,398	41,322	15,076	25,502	8,883	16,619
Other operating expenses	310,474	240	310,234	292,295	3,013	289,282
Operating expenses	***4,641,525***	***46,055***	***4,595,470***	***3,149,247***	***24,804***	***3,124,443***
RESULT FROM OPERATING ACTIVITIES	**99,672**	**(28,304)**	**127,976**	**59,697**	**(24,804)**	**84,501**

8. Payroll and related benefits

(€ thousand)

	Note	2003	2002
Payroll and related benefits			
Wages, salaries and direct social advantages		335,034	274,468
Employer's social security contributions and defined benefit contributions		117,903	110,646
Other charges for personnel		15,653	13,110
Temporary staff		10,791	12,953
Contribution to defined contribution plan		21,231	5,143
Employer's voluntary contributions-other		2,609	2,310
Pensions paid directly to beneficiaries		9,688	1,071
Provisions for employee benefits (+ increase / - use and reversals)	25	(28,789)	(19,547)
		484,120	**400,154**

	2003	2002
Average headcount in fully consolidated companies		
Executives and managerial staff	1,126	1,000
Monthly-paid	3,755	3,120
Hourly-paid	4,759	4,218
TOTAL	**9,640**	**8,338**

9. Finance cost - Net

	2003	2002
	(€ thousand)	
Net interest charge	(18,758)	(14,397)
Actualization of provisions	(5,974)	(5,808)
Foreign exchange gains and losses	(4,023)	(283)
Other financial income and expenses	(4,844)	(2,395)
	(33,599)	**(22,883)**

The net interest charge increased from 2002 to 2003 due to a higher level of indebtedness as a result of the PMG acquisition, partially offset by lower interest rates.

The actualization of long-term provisions relates mainly to employee benefits.

Exchange results include realized exchange results and the unrealized translation adjustments to monetary items using the closing rate of the period.

10. Results from other financial investments

	2003	2002
	(€ thousand)	
Capital gains and losses on disposal of financial investments	2,881	278
Dividend income	147	198
Interest income from financial assets	923	1,840
Impairment results on financial investments	(6,377)	(2,624)
	(2,426)	**(308)**

The gain on the sale of financial investments recorded in 2003 includes the positive impact from the sale of treasury shares which took place in July.

Impairment losses have been recognized on financial investments whose carrying value was lower than the recoverable amount or market value. Some of these losses were due to the low USD exchange rate.

11. Income tax expense

I. Income tax expense		2003		2002 (€ thousand)
Recognized in the income statement				
Current tax expense		16,944		4,369
Deferred tax expense (income)		(14,414)		6,996
Total tax expense		**2,530**		**11,365**
a) Major component of tax expense (income)				
Current tax expense				
Current year		16,807		4,470
Current tax expense (income) related to prior year		137		(101)
Current year's tax expense		***16,944***		***4,369***
Deferred tax expense (income)				
Relating to the reversal of temporary differences		(23,991)		2,480
Relating to the recognition (origination) of temporary differences (deferred tax assets)		(14,693)		(8,584)
Deferred tax expense relating to changes in tax rates or resulting from use of foreign tax rate		19,871		13,066
Tax expense arising from the write-down, or reversal of previous write-down, of a deferred tax asset		4,399		34
Deferred tax expense (income)		***(14,414)***		***6,996***
Tax expense on continuing operations		**2,530**		**11,365**
b) Relationship between tax expense (income) and accounting profit				
The charge for the year can be reconciled to the profit of the income statement as follows:				
Profit before tax		70,504		49,545
Deduct share in result of associated companies		(6,856)		(13,039)
Profit before tax consolidated Group companies		63,648		36,506
Tax at the domestic income tax rate of	33.99%	21,634	40.17%	14,664
Adjustments on tax expenses				
- Other items taxed at special rates		(3,049)		(1,179)
- Other untaxed items		(2,262)		
- Non-taxable dividends from investments in non-Group companies		(165)		(1,524)
- Sundry tax deductions		(13,288)		
- Sundry amounts disallowed				2,923
- Impact of changes in deferred tax rate				9,913
- Effect of different tax rates of subsidiaries operating in other jurisdictions		18,644		(6,166)
- Flat rate or fixed sum tax payments		36		
- Tax computed on other basis		(19,921)		(16,699)
- Impact of loss for the year		3,381		7,592
- Gain and loss on Group taxation		(1,005)		(509)
- Tax adjustments for previous year		949		4,618
- Income tax losses brought forward		(2,401)		(2,241)
- Deduction in respect of investment incentive		(23)		
- Tax credits				(27)
Tax expense at effective tax rate for the year		**2,530**		**11,365**

The effective tax rate for 2003 is lower than in 2002 due to the non-recurring deferred tax income recorded in Umicore Med (Bulgaria), while prior figures were affected by the change in Belgian corporate income tax rates.

12. Intangible assets (other than goodwill) and equity transaction expenses

(€ thousand)

	Concessions, patents, licences, etc.	Software	Other intangible assets	Total
NET BOOK VALUE				
At the end of the preceding financial year	**4,184**	**6,716**	**4,854**	**15,754**
· acquisitions through business combinations	2,002	3,351	97	5,450
· own production			627	627
· additions	340	667	9,072	10,079
· amortization charged (included in "Depreciation and impairments results")	(841)	(3,658)	(196)	(4,695)
· translation adjustments	(35)	(109)	(5)	(149)
· other movements	204	6,289	(4,872)	1,621
At the end of the financial year	**5,854**	**13,256**	**9,577**	**28,687**
Gross value	11,624	45,676	19,232	76,531
Accumulated amortization	(5,770)	(32,420)	(9,655)	(47,844)
NET BOOK VALUE	**5,854**	**13,256**	**9,577**	**28,687**

Other intangible assets at the end of 2003 included an amount of € 4,784 thousand corresponding to the expenses incurred in the context of the capital increase.

Other intangible assets also include software development which will be classified as software at the time of commissioning.

13. Goodwill

Goodwill	(€ thousand)
NET BOOK VALUE	
At the end of the preceding financial year	**36,951**
· change in scope of consolidation	(514)
· additions	63,709
· amortization charges (included in "Depreciation & impairment results")	(3,395)
· impairment losses (included in "Depreciation & impairment results")	(2,367)
· disposals	(515)
· translation adjustments	(2,424)
At the end of the financial year	**91,445**
Gross value	103,841
Accumulated amortization	(12,396)
NET BOOK VALUE	**91,445**

The increase in the goodwill relates essentially to the acquisition of PMG (€ 54,417 thousand) after recognition of provisions and impairment losses related to the restructuring of refining activities. Other additions relate primarily to the germanium assets acquired from EaglePicher Technologies, US, and to a smaller extent to the acquisitions of the assets of Climeta (France) and Strub (Switzerland).

The contribution of Sogem's trading activities to Traxys, the trading and distribution joint venture with Arcelor International, is accounted for as a non-cash disposal of 50% of Sogem. Consequently, half of the related goodwill is recognized as capital losses under the caption "Other operating expenses". The remaining half is allocated to the Traxys investment and hence transferred to the balance sheet under "Investments accounted for under the equity method".

The impairment losses relate to the Finished Optics business line of the Advanced Materials segment .

Negative Goodwill	(€ thousand)
NET BOOK VALUE	
At the end of the preceding financial year	**(194)**
· negative goodwill recognized as income (included in "Other operating income")	41
· translation adjustments	28
At the end of the financial year	**(125)**
Gross value	(717)
Accumulated negative goodwill recognized as income	592
NET BOOK VALUE	**(125)**

The remaining negative goodwill relates to the acquisition of Fuhong (China) in 2002 and will be recognized as income over the remaining average useful life of the depreciable assets.

14. Property, plant and equipment

(€ thousand)

	Land and buildings	Plant, machinery and equipment	Furniture and vehicles	Other tangible assets	Construction in progress and advance payments	Total
NET BOOK VALUE						
At the end of the preceding financial year	**213,940**	**461,697**	**23,808**	**1,951**	**73,119**	**774,515**
· acquisitions through business combinations (note 6)	75,087	80,225	21,490		35,118	211,920
· additions	5,356	43,754	7,028	423	81,040	137,601
· disposals	(297)	(227)	(528)		(4)	(1,056)
· amounts charged (included in "Depreciation and impairments")	(21,317)	(84,681)	(11,189)	(2,026)		(119,213)
· impairment losses recognized (included in "Depreciation and impairments")	(2,880)	(3,571)	(22)	(88)		(6,561)
· write-back of impairment loss (included in "Other operating income")	71	297				368
· translation adjustments	(8,379)	(29,163)	(688)	(27)	(3,813)	(42,069)
· other movements	18,433	81,782	4,098	1,690	(110,737)	(4,737)
At the end of the financial year	**280,014**	**550,113**	**43,997**	**1,923**	**74,723**	**950,770**
of which leasing :	*151*	*95*	*124*			*370*
Gross value	613,334	1,720,330	180,137	93,295	74,723	2,681,820
Accumulated depreciation	(333,320)	(1,170,217)	(136,140)	(91,373)		(1,731,050)
NET BOOK VALUE	**280,014**	**550,113**	**43,997**	**1,923**	**74,723**	**950,770**
Leasing						
Gross value	*831*	*1,764*	*144*			*2,739*
Accumulated amortization	*(680)*	*(1,669)*	*(20)*			*(2,369)*
NET BOOK VALUE	**151**	**95**	**124**			**370**

The acquisition value of plant, property and equipment increased from € 2,206,831 thousand to € 2,681,820 thousand.

The acquisition of PMG accounted for the most significant portion of the increase (reported under "Acquisitions through business combinations"). Other large additions relate to the completion of the leaching and electrowinning facility in Hoboken (Precious Metals Refining), the construction of a new waste water treatment plant and the extension of sulphuric acid production facilities in Pirdop, Bulgaria (Copper) and the first phase of capacity expansion in South Korea for the production of lithium cobaltite (Specialty Oxides and Chemicals).

There are no pledges on, or restrictions to, the title on property, plant & equipment, other than disclosed in note 31.

15. Investments accounted for using the equity method

	Measurement currency	Share of ownership 2003	2002
Associates			
Battery Materials Corporation	JPY	35.00%	35.00%
Guangzhou Hongsheng Metallurgical & Chemical Industries	CNY	40.00%	-
IEQSA	PEN	40.00%	-
Megapode	USD	40.22%	40.22%
Natexis Metals Ltd	GBP	-	20.00%
Padaeng Industry Public Cy Ltd	THB	47.27%	46.55%
Joint ventures			
Cycleon SA	EUR	50.00%	-
ICT Japan	JPY	50.00%	-
ICT USA	USD	50.00%	-
Norgem	EUR	-	49.00%
Ordeg	KRW	50.00%	-
Rezinal	EUR	50.00%	-
Traxys	USD	50.00%	-

(€ thousand)

		Net book value	Goodwill	TOTAL
At the end of preceding financial year		**113,681**	**48,587**	**162,268**
· acquisitions through business combinations (note 6)		23,759	12,230	35,989
· other movements	(a)	20,147	515	20,662
· results for the year	(b) (d)	11,638		11,638
· disposal		(3,771)		(3,771)
· charge for the period	(d)		(4,782)	(4,782)
· translation adjustments	(c)	(25,789)	(1,749)	(27,538)
At the end of the financial year		**139,665**	**54,801**	**194,466**

(a) Relates mainly to the start up of the joint venture Traxys (see note 6).

(b) The results from associates includes the € 11.1 million non-recurring charges related to pension adjustments and restructuring costs in Megapode.

(c) Impact of the lower USD closing rate.

(d) Included in share of result of companies accounted for using equity method.

Umicore's share in the aggregated balance sheet items of the joint ventures would have been as follows:

		(€ thousand)
	31/12/03	31/12/02
Current assets	**184,323**	**12,379**
Long-term assets	**17,740**	
Current liabilities	**152,418**	**11,761**
Non-current liabilities	**8,966**	

Umicore's share in the aggregated profit and loss items of the joint ventures would have been as follows:

		(€ thousand)
	2003	2002
Operating income	366,036	26,313
Operating expenses	(357,233)	(25,716)
Operating result	**8,803**	**597**
Financial result	**(2,543)**	**(405)**
Tax	**(2,394)**	**(77)**
Net result Group	**3,866**	**115**

16. Financial assets

		(€ thousand)
NON-CURRENT FINANCIAL ASSETS		31/12/03
At the end of the preceding financial year		**53,192**
· acquisitions through business combinations		4,782
· increase	(a)	8,322
· disposals	(b)	(3,327)
· write-downs for impairment	(c)	(4,239)
· write-backs of impairment losses	(c)	2,276
· transfers	(d)	(3,488)
· translation adjustments		(1,284)
At the end of financial year		**56,234**
CURRENT FINANCIAL ASSETS		
At the end of the preceding financial year		**1,598**
· Increase/decrease at acquisition cost		(279)
· Write-downs		(758)
At the end of the financial year		**561**

(a) Relates to various smaller investments including a capital increase in the Canadian venture fund Pangaea.

New loans include a loan to I.C.T. USA, a joint venture which was part of the PMG acquisition, and a loan to Umicore Polska.

(b) Relates primarily to Sofia Med AD.

(c) Please refer to note 10.

(d) As from 1 January 2003 Strub and Rezinal (acquired end 2002) are integrated in the consolidation and are therefore no longer considered as financial assets.

17. Treasury shares

In 1999 Umicore started to buy back its own shares in accordance with statutory limits and conditions. The authorization to proceed with such share buy-backs was renewed at the Extraordinary General Meeting held on 9 April 2003. Below is an overview of the actions undertaken by Umicore in relation to its own shares :

	Number of shares	Amount in thousand €
Position at 31/12/2002	**1,816,695**	**70,884**
Purchases	132,774	4,979
Sales/Exercise of options	(1,239,070)	(52,458)
Position at 31/12/2003	**710,399**	**23,405**

These shares are not entitled to the dividend distribution and the corresponding coupon has been cancelled. An unavailable reserve for the same amount has been set aside.

The loan of 65,000 shares effected with Dexia Bank as part of the management arrangements for stock option plans is carried under "Treasury Shares".

Umicore sold one million treasury shares at the end of July 2003, as partial financing of the PMG acquisition. Own shares were also used as payment consideration in the context of the acquisition of a 40% stake in IEQSA, Peru. The balance of treasury shares as at the end of December 2003 is principally held as coverage of existing stock option plans.

18. Inventories

Analysis of inventories	31/12/03	31/12/02
	(€ thousand)	
Base products with metal hedging - at cost	748,997	490,404
Base products without metal hedging - at cost	94,103	89,300
Consumables - at cost	86,743	71,226
Write-downs	(39,721)	(45,674)
Advances paid	11,857	2,707
Contracts in progress	3,578	42,366
Total inventories	**905,558**	**650,329**

Inventories have increased by € 255,229 thousand. The consolidation of PMG accounted for an increase of € 347,138 thousand at year end, after inventory reductions of € 76,979 thousand realized since the date of acquisition.

The contribution of Sogem's trading activities to Traxys has resulted in an inventory decrease of € 29,270 thousand. Other inventory reductions were achieved as a result of process optimization in the Precious Metals Refining, Copper and Zinc Smelting activities.

Based on metal prices and currency exchange rates prevailing at the closing date, the value of metal inventory would be about € 265 million higher than the current book value. However, most of these inventories cannot be realized as they are tied up in manufacturing and commercial operations.

Inventory write-downs recorded in prior periods have been reversed for an amount of € 8,821 thousand due to the recovery in zinc and cobalt prices but this was partly offset by a write-down of € 2,868 thousand related to slow-moving or obsolete products and consumables.

Contracts in progress decreased due to the phasing out of third party engineering activities.

19. Trade and other receivables

		(€ thousand)
	31/12/03	31/12/02
Non-current		
Cash guarantees and deposits	8,244	3,070
Trade receivables maturing > 1 year		1,371
Other receivables maturing > 1 year	311	594
Total	**8,555**	**5,035**
Current		
Trade receivables	454,393	223,531
Other receivables	133,319	64,432
Interest receivable	1,264	312
Deferred charges and accrued income	42,469	18,810
Total	**631,446**	**307,084**

20. Deferred tax assets and liabilities

Tax assets and liabilities	(€ thousand) 31/12/03	31/12/02
Income tax receivable	5,990	1,714
Deferred tax assets	81,974	59,557
Income tax payable	(30,991)	(13,261)
Deferred tax liabilities	(39,882)	(12,680)

(€ thousand)

Deferred tax in respect of each type of temporary difference	Assets		Liabilities		Net	
	2003	2002	2003	2002	2003	2002
Property, plant and equipment	134	407	(16,109)	(4,745)	(15,975)	(4,338)
Goodwill and intangible assets	528	522	(1,231)	(78)	(703)	444
Inventories	849	27	(27,874)	(1,846)	(27,025)	(1,819)
Provisons for pensions	8,923		(22)		8,901	
Other adjustments	15,302	20,423	(17,461)	(28,859)	(2,159)	(8,436)
Impact loss of the year	11,721	7,236			11,721	7,236
Deduction in respect of investment incentive	2,621	3,458	(12)		2,609	3,458
Tax losses and other unused tax credits	9,938	1,311			9,938	1,311
Non-deductible provisions	48,937	41,579	(549)		48,388	41,579
Amortization/depreciation/write-off disallowance	6,930	6,988	(533)		6,397	6,988
Turnable portion of previous year capital gain		454				454
Total tax assets/liabilities	105,883	82,405	(63,791)	(35,528)	42,092	46,877
Compensation of assets & liabilities within same entity	(23,909)	(22,848)	23,909	22,848		
Net amount	**81,974**	**59,557**	**(39,882)**	**(12,680)**		
Net tax assets/liabilities	**42,092**	**46,877**				
Amount of deductible temporary differences, unused tax losses or tax credits for which no deferred tax asset is recognized in the balance sheet	**61,308**	**67,692**				

21. Cash and cash equivalents

		(€ thousand)
	31/12/03	31/12/02
Short-term investments: bank term deposits	15,706	43,331
Short-term investments: term deposits (other)	5,561	3,430
Financial institutions	63,681	58,550
Cash in hand and other cash equivalents	44,145	720
	129,093	**106,031**
Bank overdrafts (included in current financial debt in the Balance Sheet)	**(4,816)**	**(9,029)**
Reconciliation net cash as in Cash Flow Statement	**124,277**	**97,002**

22. Minority interests

These consist mainly of third-party shareholders' interests in the equity and net income of :

	31/12/03	31/12/02
Allgemeine Gold- und Silberscheideanstalt AG	9.20%	-
Allgemeine France	9.20%	-
Galva 45	45.00%	45.00%
Degussa	9.11%	-
Schöne Edelmetaal	9.20%	-
Sibeka	19.56%	19.56%
Umicore Autocat Pty, South Africa	45.00%	-
Umicore Financial Services	0.33%	3.21%
Umicore Galvanotechnik	9.20%	-
Umicore Med JSCO	0.23%	0.23%
Umicore Precious Metals Thailand	31.90%	-
Umicore Shanghai	25.00%	25.00%
Umicore Specialty Materials Subic	21.80%	33.00%
UMCI	-	40.00%

Movements in minority interests		
At the end of the preceding financial year	**64,797**	
· Acquisitions through business combinations	34,047	
· Minority share in consolidated profit (loss)	7,851	
· Dividends paid	(39,683)	
· Currency translation adjustments	(4,228)	
· Other	(190)	
At the end of the financial year	**62,594**	

Dividends paid relate mainly to the extraordinary dividend paid out by Sibeka. The decrease in minority interests is, however, largely compensated by the impact of new minority interests in some of the subsidiaries of the acquired PMG group, mainly at Umicore Autocat Pty, South Africa and at Allgemeine Gold- und Silberscheideanstalt AG, Germany.

The translation adjustment relates mainly to the impact of the USD closing rate on the investment in Megapode.

23.a. Financial debts

(€ thousand)

NON-CURRENT	Capital lease debts and similar obligations	Long-term bank loans	Other long-term loans	Total
At the end of the preceding financial year	**21**	**87,483**	**279**	**87,782**
· Acquisitions through business combinations (note 6)	5,572	1,075	12,745	19,392
· Increase	14	1,534	34	1,582
· Repayment	(11)	(305)	(12,816)	(13,132)
· Translation adjustments	(1)	(2,832)		(2,833)
· Transfers	(12)	(57,278)		(57,290)
At the end of the financial year	**5,582**	**29,677**	**242**	**35,501**

CURRENT PORTION OF LONG-TERM FINANCIAL DEBTS	Capital lease debts and similar obligations	Long-term bank loans	Other long-term loans	Total
At the end of the preceding financial year	**5**	**84,364**	**1,151**	**85,520**
· Increase (decrease)	72	(26,825)	(1,096)	(27,849)
At the end of the financial year	**77**	**57,539**	**55**	**57,671**

CURRENT	Short-term bank loans	Bank overdrafts	Other loans	Total
At the end of the preceding financial year	**125,348**	**9,029**	**2,108**	**136,485**
· Increase (decrease)	546,350	(4,213)	413	542,550
At the end of the financial year	**671,698**	**4,816**	**2,521**	**679,035**

23.b. Long-term financial debts

(€ thousand)

A. Analysis by maturity dates	2005	2006	2007	Beyond 2007	Total
Long-term bank loans	16,647	734	12,155	141	29,677
Capital lease debts and similar obligations	429	375	387	4,391	5,582
Other long-term loans	242				242
Non-current financial debts	**17,318**	**1,109**	**12,542**	**4,532**	**35,501**

B. Analysis of long-term debts by currencies, including current portion	Euro	US Dollar	Other Currencies	Total
Bank loans long-term	70,304	16,799	113	87,216
Capital lease debts and similar obligations	5,643		16	5,659
Other loans long-term	252		45	297
Long-term financial debts	**76,199**	**16,799**	**174**	**93,172**

24. Trade debt and other payables

(€ thousand)

NON-CURRENT	Deferred income government grants	Trade and other long-term debts	Total
At the end of the preceding financial year	**5,329**	**177**	**5,506**
· Acquisitions through business combinations	264		264
· Increase	1,513		1,513
· Recognized in result	(1,618)		(1,618)
· Translation adjustments	(675)		(675)
· Transfers		(6)	(6)
At the end of the financial year	**4,812**	**171**	**4,983**

CURRENT	31/12/03	31/12/02
Trade payables	347,767	234,679
Advances received on contracts in progress	3,362	49,675
Taxes payable other than income tax	8,781	3,798
Payroll and social security payables	99,361	75,737
Other amounts payable	129,664	102,898
Dividends payable	1,309	1,226
Accrued interest payable	1,471	966
Accrued charges and deferred income	65,704	74,143
	657,418	**543,121**

25. Provisions for employee benefits

The Group has various legal and constructive defined benefit obligations, the vast majority of which are situated in the Belgian, French and German operations, most of them being 'final pay' plans.

(€ thousand)

	31/12/02	Movement 2003	31/12/03
Belgium	98,449	(18,519)	79,930
France	24,047	(595)	23,453
Germany		80,689	80,689
Subtotal	**122,497**	**61,575**	**184,072**
Other entities	12,765	4,724	17,489
Total	**135,262**	**66,299**	**201,561**

The 2003 movements include the regular uses and increases, additional pre-retirement obligations following the restructuring programmes in Germany and Belgium, the settlements related to the conversion of defined benefit plans into contribution plans and the integration of obligations taken over as a result of business combinations.

The following disclosure requirements under IAS 19 were derived from the reports from external actuaries on the material benefit plans of the Belgian, French and German operations.

(€ thousand)

Belgium - France - Germany **Material employee benefit obligations**	31/12/02	Movement 2003	31/12/03
Post-employment benefits - pensions and similar	30,443	38,972	69,415
Post-employment benefits - other	13,011	1,199	14,210
Termination benefits - early retirements and similar	60,939	18,337	79,275
Other long-term employee benefits	13,978	4,590	18,568
Total material plans	**118,370**	**63,098**	**181,468**
% of total Belgium-France-Germany	96.6%		98.6%
% of total employee benefits	87.5%		90.0%

Pension plans in Belgium and France are to a certain extent externalized, with assets covering a substantial part of the obligations. All other plans use direct financing.

Amounts recognized in the Balance Sheet at year end	2003	(€ thousand) 2002
Present value of obligations via funds	79,453	91,177
Fair value of plan assets of funds	(62,366)	(57,803)
Present value of obligations direct financing	168,759	90,149
Total funded status	**185,846**	**123,524**
Unrecognized actuarial (losses) gains	(2,601)	(3,217)
Unrecognized past service (costs) gains	(1,777)	(1,937)
Liability in the Balance Sheet	**181,468**	**118,370**
Amounts recognized in the Income Statement of the year		
Service cost and new obligations	9,355	5,109
Interest cost and return on plan assets	6,746	5,808
Amortization of actuarial losses (gains)	(1,019)	(2,518)
Amortization of past service costs (gains)	160	993
Curtailment and settlements	(320)	(6,381)
Total expense / income of the financial year	**14,921**	**3,010**
Movement in the liability recognized in the Balance Sheet		
At the end of the preceding financial year	**118,370**	**129,206**
Total expense / income - as shown above	14,921	3,010
Liabilities acquired in business combinations	75,301	
Contributions paid	(32,817)	(17,440)
Transfers from other provisions	5,693	3,594
At the end of the financial year	**181,468**	**118,370**

Average discount rate used	**4.81%**	**4.54%**

The interest cost and return on plan assets are recognized under the finance cost in the income statement (see note 9). All other elements of the expense of the year are classified under the operating result. The contribution paid in 2003 included one-off settlements for converting certain defined benefit plans into externalized contribution plans, which also explains the equivalent decrease of the present value of obligations. The transfers cover for pre-retirement obligations negotiated with the employee representatives after the announcement of the restructuring of certain Belgian activities, the estimates of which were initially booked under the restructuring provisions (see note 28).

26. Stock option plans granted by the company

Plan	Expiry date	Exercise	Exercise price (€) (the exercice price may be higher in certain countries)	Number of options still to be exercised
Subscription rights 1994-1998	20.03.2005	at any time except for the	51.88	1,000
	20.03.2006	last 10 or 11 days of	54.94	1,000
	20.03.2007	March, June, September	55.23	1,000
	20.03.2008	and December	62.96	1,000
				4,000
ESOP 1999 (10 years)	10.06.2009	once a year : from May 20	36.60	206,445
		until June 10	37.29	51,000
				257,445
ISOP 2000 (7 years)	13.03.2007	all working days of	30.50	166,590
	31.05.2007 (in certain countries other than Belgium)	Euronext Brussels	34.78	23,420
			32.57	23,000
			39.50	750
				213,760
ISOP 2001 (7 years)	14.03.2008	all working days of	41.44	23,580
		Euronext Brussels	41.80	2,825
			42.43	328,560
				354,965
ISOP 2002 (7 years)	14.03.2009	all working days of	38.02	4,150
		Euronext Brussels	46.11	26,510
			48.15	356,845
				387,505
ISOP 2003 (7 years)	13.03.2010	all working days of Euronext	34.18	400,180
		Brussels from 1 March 2004	35.10	24,530
				424,710
Total				**1,642,385**

ESOP refers to "Employee Stock Option Plan" (worldwide plan for hourly and monthly-paid employees and managers).
ISOP refers to "Incentive Stock Option Plan" (worldwide plan for managers).

27. Environmental provisions

For the restatement of the opening balance of 2002, Umicore has adopted the constructive obligation principle along with the principle of legal obligation for recognizing provisions. This has resulted in the recognition of new provisions for a total of € 33.5 million, mainly related to soil remediation in Belgium and France, after discounting and de-recognition of some provisions which did not meet the relevant criteria.

Statement of provisions for environmental liabilities:

(€ thousand)

	Provisions for soil clean-up and site rehabilitation	Other environment provisions	TOTAL
At the end of the preceding financial year	**74,603**	**52,356**	**126,959**
Acquisition through business combinations (note 6)	5,649	138	5,787
Increase (included in "Increase in provisions")	21,683	5,903	27,587
Use (included in "Other operating expenses")	(5,548)	(2,844)	(8,392)
Reversal (included in "Other operating income")	(6,077)	(13,958)	(20,035)
Discounting (included in "Net finance cost")	(218)	(338)	(556)
Translation adjustments	56	(50)	6
Transfers	605	(1,276)	(671)
At the end of the financial year	**90,753**	**39,933**	**130,685**
Of which : - Non-current	79,064	33,038	112,102
- Current	11,688	6,895	18,583

During 2003 Umicore continued its discussions with the authorities in Flanders which resulted in a common understanding of the risks related to the contamination on the sites. Today Umicore and the authorities, namely the Flanders Ministry of Environment and the Regional Waste Authority (OVAM), are in a final stage of negotiations to complement the existing covenant of 1997.

In France, Umicore has initiated an in-depth risk assessment exercise under the guidance of the competent authorities. In particular, the Group initiated a voluntary risk assessment in Viviez, involving the authorities closely in the process.

With the acquisition of PMG, Umicore also consolidated € 5.8 million of existing provisions, mainly for contamination issues with respect to soil and groundwater at the German and Brazilian sites.

In view of the above developments, and taking into account the reversal of existing provisions and the discounting effect, Umicore has added a net amount of € 3,726 thousand to environmental provisions in 2003.

As far as can be assessed today, the provisions in the balance sheet as at 31 December 2003, including those related to constructive obligations recorded in the IFRS opening balance sheet, should be sufficient to adequately address the remediation of all substantive risks related to historical pollution.

28. Provisions for other liabilities and charges

(€ thousand)

	Provisions for litigation	Provisions for reorganization & restructuring	Provisions for other liabilities and charges	TOTAL
At the end of the preceding financial year	**7,993**	**4,148**	**12,181**	**24,322**
· Acquisition through business combinations		18,927	27,560	46,487
· Increase (included in "Increase in provisions")	4,427	17,116	7,269	28,812
· Use (included in "Other operating expenses")	(830)	(4,356)	(3,733)	(8,919)
· Reversal (included in "Other operating income")	(888)	(386)	(4,053)	(5,327)
· Translation adjustments	(11)	(64)	(606)	(680)
· Transfers	(296)	(6,945)	1,539	(5,702)
· Other movements	(3)	(475)	461	(17)
At the end of the financial year	**10,393**	**27,965**	**40,618**	**78,976**
of which : Non-Current	9,673	23,243	35,980	68,896
Current	721	4,722	4,637	10,080

Provisions for other liabilities and charges have increased from € 24,322 thousand to € 78,976 thousand mainly as a result of an increase of € 23,817 thousand for provisions for reorganization and restructuring on one hand and € 28,437 thousand for provisions for other liabilities and charges on the other.

In total, € 46,487 thousand is linked to the consolidation of provisions for business combinations, essentially for the acquisition of PMG. This includes a provision of € 18 million for the restructuring of refining activities in Hanau, Germany.

Provisions of € 17,116 thousand were also made to cover the cost of restructuring measures in Olen, Belgium (Copper), Balen, Belgium and Auby, France (Zinc Smelting) and Louvain-la-Neuve, Belgium (Engineering). Provisions for other liabilities and charges also include the effect of the decision to reduce some development activities in the area of substrates.

29. Notes to the cash flow statement

Definitions

The cash flow statement identifies operating, investing and financing activities for the period.

The indirect method was used for the operating cash flows. The net profit and loss is adjusted for :
- the effects of non-cash transactions such as provisions, write-downs, etc., and the variance in operating capital requirements;
- items of income or expense associated with investing or financing cash flows.

		(€ thousand)
	2003	2002
Adjustments for non-cash transactions		
Depreciation	127,269	115,765
Negative goodwill taken in result	(41)	(795)
(Reversal) impairment charges	14,968	8,144
Write-downs (backs) on financial fixed assets	747	
Inventories and bad debt provisions	1,644	8,753
Depreciation on government grants	(1,618)	(854)
Change in provisions	(9,088)	(12,033)
	133,881	**118,980**
Adjustments for items to disclose separately or under investing and financing cash flows		
Tax charge for the period	2,530	11,365
Interest (income) charges	17,835	16,720
(Gain) loss on disposal of fixed assets	(1,487)	(215)
Dividend income	(147)	(198)
	18,731	**27,672**

The variance of the line "Change in working capital requirements" represents the difference in inventories, trade and other receivables and trade and other payables, where necessary restated for :
- Write-downs and provisions for bad debts
- Impact of changes in the scope of consolidation
- Impact of currency translation differences

The investing cash flows related to acquisitions (and disposals) of subsidiaries are reported net of the cash acquired (or disposed) (see note 6, "Business combinations").

Comments on the cash flow statement

A) Net cash generated from operations

The 2003 operational cash flow is € 111,606 thousand lower than the comparable figure for 2002, primarily reflecting swings in working capital requirements.

Working capital requirements were very low at the end of 2002 due in part to temporary effects. The total decrease for 2002 was € 179,301 thousand, against a net decrease in working capital requirements of € 50,555 thousand in 2003, including the effect of the reduction in precious metals inventories by € 80 million achieved as a result of the integration of the PMG activities between August and December 2003.

Taxes paid during 2003 exceeded the pay-out of 2002 by € 18,398 thousand.

B) Net cash generated from investing activities

As a result of the significant acquisition programme of 2003, net cash requirements for investing activities rose by € 601,602 thousand when compared to 2002.

Capital expenditures in tangible and intangible assets for the period were € 9,321 thousand lower than 2002 (a decrease of 6%).

The cash from disposals of subsidiaries relates to the sale of Umicore's 20% interest in Natexis Metals Ltd, UK. The sale of various smaller financial assets, including Umicore's minority interest in Sofia Med AD, resulted in a cash inflow of € 3,689 thousand.

C) Net cash generated from financing activities

The acquisition of PMG was initially financed through a short-term syndicated credit facility of € 725 million, which was reduced to € 450 million by the end of 2003 as a result of the issue of new shares, the sale of one million treasury shares and cash generated from operating activities. In 2002, Umicore had invested € 40,148 thousand in acquiring its own shares.

The increase in dividends paid to minority shareholders was mainly due to the extraordinary dividends distributed by Sibeka in 2003.

30. Financial instruments

Each of the Group's activities is exposed to a variety of risks, including changes in metal prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme seeks to minimize the adverse effects on the financial performance of the Group by hedging these risks through the use of financial instruments.

30.1. Currency Risk

Umicore's currency risk can be split into three distinct categories: structural, transactional and translational.

30.1.1. Structural Risk

Since Umicore's revenues are to a significant extent denominated in USD, while the majority of the operations are located outside the USD zone (particularly in Europe), any change in the USD exchange rate against the EUR will have a significant impact on the company's results.

Umicore set up significant hedging arrangements in the years 2000 to 2002 in respect of the years 2000 to 2005. These transactions were entered into in order to secure Umicore's profitability and cash flows.

In 2003 the effective exchange rate obtained by the Group was 0.9295 USD/EUR. This was largely the result of Umicore having hedged 95% of its USD exposure at a rate of 0.93 USD/EUR.

The USD risk hedging programme for 2004 and 2005 (which also takes into account the PMG acquisition) can be summarized as follows:
- 2004 : about 85% risk cover at an average rate of 0.91 USD/EUR;
- 2005 : about 25% risk cover at an average rate of 0.98 USD/EUR.

A strengthening of the US dollar by 1 US cent gives rise to an increase in the operating result of € 3 to 3.5 million on an annual basis. Conversely, a weakening of the dollar by 1 US cent against the Euro gives rise to a decrease in operating result of € 3 to 3.5 million on an annual basis. This sensitivity is in the absence of any hedging of the USD/EUR exchange rate, and at prevailing exchange rates at the end of 2003.

The sensitivity level is a short-term guide and is somewhat theoretical since the exchange rate level often impacts both commercial conditions negotiated in US dollars and elements outside Umicore's control, such as the role that the dollar exchange rate has in influencing dollar-denominated metals prices, movements which have an effect on Umicore's earnings (see Metal Price Risk below).

There is also a sensitivity to certain other currencies such as the Brazilian real and the South African rand, as a result of the acquisition of PMG.

30.1.2. Transactional Risk

The company is also subject to transactional risks in respect of currencies, i.e. the risk of currency exchange rates fluctuating between the time the price is fixed with a customer or supplier and the time the transaction is settled. Umicore systematically hedges against such transactional risk, primarily through forward contracts.

30.1.3. Translational Risk

Umicore is an international company and has operations which do not use the Euro as the reporting currency. When such results are consolidated into Umicore's Group accounts the translated amount is exposed to variations in the value of such local currencies against the Euro. Umicore does not hedge against such risk. (See Note 1, Accounting policies and basis of preparation).

30.2. Metal Price Risk

30.2.1. Structural risk

Umicore is exposed to structural metals-related price risks. Those risks derive mainly from the impact that metal prices have on treatment/refining charges and on surplus metals recovered from materials supplied for treatment.

The risk is primarily related to zinc where, in the absence of any hedging mechanisms, a change of USD 100 per tonne in the zinc price leads to a short-term sensitivity at operating level of USD 20 million per annum. Except for precious metals, the impact of a price change for the other metals is not significant.

For zinc, the Group decided to hedge approximately one quarter of its zinc price exposure for 2004 by way of forward sales at levels averaging around USD 1,000 per tonne. Another quarter has been hedged through certain mechanisms which provide downside protection to approximately USD 925 per tonne whilst offering an upside potential to USD 1,050 per tonne. The remaining zinc price exposure for 2004 remains unhedged.

In the Precious Metals Services division, where the Group primarily produces platinum, palladium, rhodium, gold and silver, Umicore has, on occasion, hedged long-term price risks relating to certain supply agreements. In the absence of any hedging mechanisms the short-term sensitivity to precious metals prices is difficult to assess due to the variability of the division's feed over time, although higher prices generally tend to be earnings enhancing.

30.2.2. Transactional risk

The Group faces transactional price risks on metals purchased and sold.

The raw materials used and the metals or products manufactured by Umicore are generally purchased and sold on the same basis, for instance using the relevant London Metal Exchange quotations, thereby allowing the use of certain hedging instruments. In this respect the Group's policy is to hedge the transactional risk to the maximum extent possible, i.e. the risk of the price of the metal fluctuating between the time the price is fixed with a customer or a supplier and the time the transaction is settled. The Group mainly uses forward contracts.

30.3. Interest Rate Risk

The Group's exposure to changes in interest rates relates to the Group's financial debt obligations.

At the end of December 2003, the Group's net financial debt stood at € 619 million, above 95% of which was subject to floating interest rates. However, given the increasing proportion of long-term debt following the PMG acquisition, and as part of the management of its overall costs of funding, the Group has decided to hedge part of its interest rate risk exposure by entering into interest rate swaps for a notional amount of € 303 million with maturity dates between 5 to 8 years at year end (see Note 34, Events after the balance sheet date).

31. Off balance sheet commitments

		(€ thousand)
RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET	2003	2002
- Guarantees constituted by third parties on behalf of the Group	39,115	41,878
- Guarantees constituted by the Group on behalf of third parties	37,464	57,801
- Guarantees constituted by the Group on own assets and for own account	2,500	868
- Guarantees received	36,081	31,957
- Property and securities held by third parties in their own names but at the Group's risk	110,425	47,643
- Commitments to acquire and sell fixed assets	281	
- Forward contracts:		
· Commodities purchased (to be received)	345,356	321,774
· Commodities sold (to be delivered)	555,726	474,284
· Currencies purchased (to be received)	1,509,690	1,498,222
· Currencies sold (to be delivered)	1,509,582	1,498,843
· Currency hedging options purchased: put USD/call Euro	2,222	
· Currency hedging options purchased: call USD/put Euro	2,222	
· Interest rate swaps	303,000	
- Property and securities of third parties held by the Group	557,504	88,188
- Miscellaneous rights and commitments	7,210	26,972

32. Contingencies

The Group has certain pending files that can be qualified as contingent liabilities or contingent assets, according to the definition of IFRS.

• Environmental issues

See note 27 on environmental provisions where the topic is covered in detail including the status from a contingency point of view.

• Barclays Physical Trading Ltd

Pursuant to the opening of the insolvency proceedings against Enron, Umicore put an end to two contracts for the sale of copper cathodes as it had not obtained entire payment for the lots sold. Before delivery by Umicore, Enron had already sold 11,000 tonnes to Barclays Physical Trading Ltd. within the frame of a financing arrangement entered into by these two companies.

In January 2002 Barclays Physical Trading Ltd initiated legal proceedings against Umicore to obtain delivery of these cathodes or a payment of USD 16.2 million (interest to be added). In June 2003 the Brussels Court rejected this claim as unfounded and ordered Barclays Physical Trading to pay damages of € 793 thousand to Umicore. Barclays lodged an appeal against this judgement before the Brussels Court of Appeal; pleadings will probably take place in the course of the judicial year 2005-2006. Meanwhile, Barclays Physical Trading Ltd has blocked the sum of € 793 thousand with a bailiff.

In parallel with the above procedure and upon the unilateral request of Barclays Physical Trading Ltd, the Antwerp Court of Appeal ordered the seizure of 6,500 tonnes of copper cathodes on Umicore's site in Olen in March 2002. Pursuant to a judgement in June 2003 the seizure order was lifted but the procedure before the Antwerp Court of Appeal has been left open in order for the Court to rule on the damages due by Barclays to Umicore in consideration of the physical and financial blocking of the cathodes concerned. Pleadings are expected to take place on 11 May 2004.

Concerning Enron, Umicore has declared its claims to the judicial administrators who still have to take a final position with regard to same.

• Plastic Investment Company

In June 1999, Umicore sold to Plastic Investment Company (PIC), a subsidiary of the Belgian-listed company TrustCapital, its stake in Overpelt-Plascobel (OVP) for a price of € 15.49 million (BEF 625 million). In April 2000, PIC initiated a legal procedure aiming at obtaining damages amounting to the original purchase price for use of fraudulent and deceptive actions by Umicore during the negotiation process to mislead the purchaser about OVP's substance and its level of profitability. Umicore strongly objected to this and filed a memorandum detailing its position with the Commercial Court of Brussels in September 2002. As of today the proceeding is still pending and PIC has not filed any conclusions in response. Umicore also believes that the case developed by PIC is without any merit.

• Former employees of Gécamines

Several former employees of Gécamines, the Congolese state-owned entity which took over the assets of Union Minière in 1967 following its expropriation, filed claims against Umicore for the payment of amounts due by Gécamines following their dismissal by the latter. Société Générale des Minerais, whose rights and obligations have been taken over by Umicore following several reorganizations, had indeed accepted, from 1967 to 1974, to pay certain employees of Gécamines certain elements of their remuneration in the event of default by Gécamines. In 1974, Gécamines had agreed to hold Umicore harmless in this respect but today it contests the validity of this guarantee.

Even if Umicore would be forced in certain cases to pay certain amounts to former employees, the company believes that overall, and based on current prevailing case law, the outcome of these procedures should not have a major financial impact on the Group. It is, however, impossible to make any prediction on the final settlement of this proceeding.

• VAT settlement with the Belgian special tax inspection, examined by the European authorities

Although the company believed it had solid arguments to successfully defend itself against the claim of the Belgian special tax inspection ("BBI/ISI") before the courts, in December 2000 the Group entered into a settlement agreement with the Belgian special tax inspection regarding VAT allegedly due on the intra-community delivery of silver to Italian and Swiss companies. The company's settlement with the Belgian tax authorities on this issue is legally valid, final and subject to confidentiality. However, a complaint against unknown persons was filed by a few individuals leading to an official investigation. This has led to documents pertaining to the settlement being seized both at the premises of the company as well as the premises of the special tax inspection. The company firmly believes that, as far as it is concerned, this complaint is without merit. The European Commission has recently announced its decision to initiate a formal investigation with respect to state aids in relation to the settlement as described above and to check whether it reflects an exemption from exceptional VAT or if it is acceptable under the Belgian VAT Code.

• Others

In addition to the above, the Group is the subject of a number of claims and legal proceedings incidental to the normal conduct of its business. Management does not believe that such claims and proceedings are likely, in the aggregate, to have a material adverse effect on the financial condition of Umicore.

33. Related parties

	(€ thousand)	
INCOME STATEMENT	2003	2002
Purchases	59,036	42,850
Services bought	1,730	244
Commissions paid		409
Financial expenses	23	19
Sales	27,878	22,404
Services delivered	1,300	1,682
Financial income	142	491
Dividends received		6,348
BALANCE SHEET	31/12/03	31/12/02
Long-term trade and other receivables	2,771	238
Current trade and other receivables	1,847	2,230
Current trade and other payables	5,601	5,093

Relations with Board Members and Executive Committee members are covered in the "Corporate Governance" section. The increased amount is essentially due to the inclusion of Traxys and I.C.T., USA in the list of related parties.

34. Events after the balance sheet date

Umicore announced after the Board of Directors meeting of 3 March 2004 that a gross dividend of € 1.60 per share would be proposed to the Annual Shareholders Meeting, corresponding to a total dividend payment of € 39,639,642 based on the total number of outstanding shares but excluding treasury shares.

The Group announced in January 2004 an 8 year-bond issue of € 150 million, which has been fully underwritten by a syndicate of bankers. The proceeds have been used as partial refinancing of the short-term credit facility that was entered into in the context of the acquisition of PMG. In the context of this operation the company has unwound interest rate swaps for an amount of € 45 million.

No material acquisitions or disposals have been concluded since the closing date.

Suez-Tractebel, a Suez subsidiary divested the majority of its holding in Umicore on 20 February 2004. In order to prepare for its divestment Suez issued a bond exchangeable for Umicore shares in December 2000. This bond covered the majority of its holding (25.2% of the then outstanding share capital). The balance of the holding (3.4% of the then outstanding share capital) was allocated to members of Umicore's senior management in the form of options.

In October 2003, Suez sold two million Umicore shares, thereby bringing its holding to a level of 17.8%. This was diluted to 15.7% following Umicore's equity issue in which Suez did not participate. On 2 January 2004, Suez activated an early redemption feature, which was part of the conditions of the bond. This was made possible due to the strong performance of the Umicore share. Cash redemption took place on 20 February 2004 and, as a result, all bondholders exchanged their bonds for Umicore shares. On 20 February Suez remained in possession of 668,603 shares.

35. Earnings per share

	2003	2002
Basic earnings per share	2.63	1.45
Diluted earnings per share	2.62	1.45

The following earnings figures have been used as the numerator in the calculation of basic and diluted earnings per share :

		(€ thousand)
	2003	2002
Net consolidated profit, Group share	60,122	32,883

The following numbers of shares have been used as the denominator in the calculation of basic and diluted earnings per share:

For basic earnings per share:

	2003	2002
Number of outstanding shares as at 1 January	22,600,000	22,600,000
Number of outstanding shares as at 31 December	25,420,475	22,600,000
Weighted average number of outstanding shares	22,865,537	22,600,000

The increase of shares at the end of 2003 is the result of the equity offering launched in November 2003, which led to the creation of 2,420,475 new shares and the exercise of the over-allotment option accorded by Umicore which resulted in the creation of additional 400,000 shares.

Treasury shares which are held to cover existing stock option plans, or are available for resale, are included in the number of outstanding shares.

For diluted earnings per share:

	2003	2002
Weighted average number of outstanding shares	22,865,537	22,600,000
Potential dilution due to stock option plans	107,207	
Adjusted weighted average number of ordinary shares	22,972,744	22,600,000

The denominator for the calculation of diluted earnings per share takes into account an adjustment for stock options. When stock options are in-the-money new shares will be issued for the exercise of those stock options not covered by existing treasury shares. This may lead to a dilution effect.

PARENT COMPANY SEPARATE SUMMARIZED FINANCIAL STATEMENTS

The annual accounts of Umicore are given below in summarized form. In accordance with the company Code, the annual accounts of Umicore, together with the management report and the statutory auditor's report, will be deposited with the National Bank of Belgium.

These documents may also be obtained on request from: UMICORE
rue du Marais 31
B-1000 Brussels (Belgium)

The statutory auditor did not express any reservations in respect of the annual accounts of Umicore.

SUMMARIZED BALANCE SHEET (€ thousand)

	31/12/03	31/12/02	31/12/01
ASSETS			
FIXED ASSETS	**3,230,622**	**2,214,433**	**2,103,021**
I. Formation expenses	4,704		
II. Intangible assets	17,691	15,188	12,317
III. Tangible assets	373,405	379,777	363,252
IV. Financial assets	2,834,822	1,819,468	1,727,452
CURRENT ASSETS	**651,940**	**686,959**	**819,447**
V. Amounts receivable after one year	13,561	1,653	649
VI. Inventories and contracts in progress	377,598	381,654	477,539
VII. Amounts receivable within one year	187,881	195,199	207,475
VIII. Invested cash	27,705	83,599	36,995
IX. Cash at bank and in hand	12,562	5,473	5,199
X. Deferred charges and accrued income	32,633	19,381	91,590
TOTAL ASSETS	**3,882,562**	**2,901,392**	**2,922,468**
LIABILITIES AND SHAREHOLDERS' EQUITY			
SHAREHOLDERS' EQUITY	**988,653**	**985,857**	**994,794**
I. Capital	562,393	500,000	500,000
II. Share premiums	96,764	11,139	11,139
III. Revaluation surplus	98	98	98
IV. Reserves	208,988	256,467	215,305
V. Profit (loss) carried forward	120,083	217,760	267,846
VI. Investment grants	327	393	406
PROVISIONS AND DEFERRED TAXES	**175,562**	**174,948**	**185,181**
VII. A. Provisions for risks and charges	175,562	174,948	185,181
CREDITORS	**2,718,347**	**1,740,587**	**1,742,493**
VIII. Amounts payable after one year	1,176,918	859,921	471,711
IX. Amounts payable within one year	1,499,469	789,628	1,143,336
X. Accrued charges and deferred income	41,960	91,038	127,446
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**3,882,562**	**2,901,392**	**2,922,468**

SUMMARIZED INCOME STATEMENT			(€ thousand)
	2003	2002	2001
I. Operating income	2,521,582	2,512,552	2,822,369
II. Operating charges	2,480,840	2,447,526	2,696,143
III. Operating profit (loss)	**40,742**	**65,026**	**126,226**
IV. Financial income	171,638	124,925	119,237
V. Financial charges	183,600	146,295	131,513
VI. Current profit (loss)	**28,780**	**43,656**	**113,950**
VII. Extraordinary income	16,924	5,554	77,383
VIII. Extraordinary charges	151,166	30,851	39,906
IX. Profit (loss) for the year before taxes	**(105,462)**	**18,359**	**151,427**
X. Income taxes	(54)	1,923	(5,658)
XI. Profit (loss) for the year	**(105,516)**	**20,282**	**145,769**
XII. Transfer from untaxed reserves	-	-	-
XIII. Profit (loss) for the year available for appropriation	**(105,516)**	**20,282**	**145,769**

APPROPRIATION ACCOUNT			
A. Profit (loss) to be appropriated	**112,244**	**288,129**	**389,265**
1. Profit (loss) for the financial year	(105,516)	20,282	145,769
2. Profit (loss) carried forward	217,760	267,847	243,496
C. Appropriation to equity	**47,479**	**(41,162)**	**(91,218)**
2. To the legal reserve	-	(1,014)	(7,288)
3. To the reserve for own shares	47,479	(40,148)	(83,930)
D. Profit (loss) to be carried forward (1)	**(120,083)**	**(217,760)**	**(267,847)**
2. Profit (loss) to be carried forward	(120,083)	(217,760)	(267,847)
F. Profit to be distributed (1)	**(39,640)**	**(29,207)**	**(30,200)**
1. Dividends			
- ordinary shares € 1.40 (in 2001 and 2002);	(39,640)	(29,207)	(30,200)
€ 1.60 (in 2003)			

(1) The total amount of these two items will be amended to allow for the amount of the company's own shares held by Umicore on the date of the Annual General Meeting of Shareholders on 14 April 2004; the gross dividend of € 1.60 per share will not change.

STATEMENT OF CAPITAL	€ thousand	Number of shares
A.Share capital		
1. Issued capital		
At the end of the preceding financial year	500,000	22,600,000
At the end of the financial year	562,393	25,420,175
2. Structure of the capital		
2.1. Categories of shares		
Ordinary shares	562,393	25,420,175
2.2. Registered shares or bearer shares		
Registered		4,834
Bearer		25,415,341
E. Authorized unissued capital [(1)]	**438,053**	

G. Shareholder base [(2)]	**% capital**	**Number of shares**
SUEZ-TRACTEBEL SA, Place du Trône 1, 1000 Brussels	15.68	3,987,100
Free float	81.53	20,722,676
Own shares held by Umicore	2.79	710,399
	100.00	**25,420,175**

(1) The extraordinary general meeting held on 30 March 2001 authorized the Board of Directors to increase the capital by an amount of up to € 500,000,000. The Board of Directors made use of the authorized capital on 25 November and 4 December 2003 for an amount of € 61,946,920 in the framework of the capital increases.

(2) Not taking into account the remaining 4,000 warrants attached to the bonds issued in 1995, 1996, 1997 and 1998 and a maximum of 1,638,385 shares attached to the option plans launched by Umicore in 1999, 2000, 2001, 2002 and 2003.

STATUS OF RESERVES

The following amounts that were included in the reserves for 2003 are not available for distribution :

- legal reserve : € 40,737 thousand;
- related to treasury shares : € 23,405 thousand.

Brussels, 3 March 2004

The Board of Directors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Reviseurs d'Entreprises
PricewaterhouseCoopers
Bedrijfsrevisoren
Woluwe Garden
Woluwedal 18
B-1932 Sint-Stevens-Woluwe
tel. +32 (0)2 710 42 11
fax +32 (0)2 710 42 99

19 March 2004

FREE TRANSLATION

STATUTORY AUDITOR'S REPORT TO THE SHAREHOLDERS' MEETING OF THE COMPANY UMICORE ON THE CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED 31 DECEMBER 2003

In accordance with legal and regulatory requirements, we are pleased to report to you on the performance of the audit mandate whicl you have entrusted to us.

We have audited the consolidated financial statements as of and for the year ended 31 December 2003, which have been prepared under the responsibility of the board of directors of Umicore and which show a balance sheet total of EUR 3,109 million and a consolidated profit for the year, group share, of EUR 60.1 million. We have also examined the consolidated directors' report.

By virtue of the Royal Decree of 4 December 2003, which allows Belgian quoted companies to anticipate the mandatory adoption of International Financial Reporting Standards (IFRS), as imposed by the European regulation of 19 July 2002 for accounting periods starting on or after 1 January 2005, and the derogation obtained from the Belgian Commission for Banking, Finance and Insurance, these consolidated financial statements have been prepared in accordance with all of the standards issued by the International Accounting Standards Board which, at the date of the balance sheet, had been endorsed by the European Commission based upon the regulation referred to above, as well as IFRS 1 « First Time Adoption of IFRS », which defines the valuation principles for the preparation of the opening balance sheet at 1 January of the preceding accounting period.

Unqualified opinion on the consolidated financial statements

We conducted our audit in accordance with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, taking into account the legal and regulatory requirements applicable to consolidated financial statements in Belgium.

In accordance with those standards, we considered the group's administrative and accounting organisation, as well as its internal control procedures. We obtained all the explanations and information required for our audit. We examined, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. We assessed the appropriateness of the accounting principles and consolidation methods used and significant estimates made by the group, as well as the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, taking into account the adoption by the company of the Royal Decree of 4 December 2004 and IFRS 1, the consolidated financial statements present fairly the group's net worth and consolidated financial position as of 31 December 2003 and the consolidated results of its operations for the year then ended, in accordance with the applicable legal and regulatory requirements in Belgium, and the information given in the notes to the consolidated financial statements is properly presented.

Additional certifications and information

We supplement our report with the following certifications and information, which do not modify our audit opinion on the consolidated financial statements:

The consolidated director's report contains the information required by law and is consistent with the consolidated financial statements;

In the context of our audit of the statutory financial statements of Umicore, we ascertained that the board of directors of the company had complied with the legal provisions applicable to cases of conflicting interest of a financial nature. In conformity with the Companies' Code, these transactions have been covered explicitly in our report on the statutory financial statements of Umicore.

Statutory Auditor
PricewaterhouseCoopers Reviseurs d'Entreprises/Bedrijfsrevisoren
Represented by

Robert Peirce
Reviseur d'Entreprises

Luc Discry
Bedrijfsrevisoren

PricewaterhouseCoopers Reviseurs d'Entreprises société civile coopérative à responsabilité limitée
PricewaterhouseCoopers Bedrijfsrevisoren burgerlijke coöperatieve vennootschap met beperkte aansprakelijkheid
Siège social / Maatschappelijke zetel : Woluwe Garden, Woluwedal 18, B-1932 Sint-Stevens-Woluwe
Registre Société civile / Burgerlijke vennootschap 653 Bruxelles/Brussel
TVA/BTW BE 429.501.944

Corporate governance

Composition of the Board of Directors

The Board of Directors, whose members are appointed by the Shareholders' Meeting, must consist of at least six members. Their term of office may not exceed six years, but they may be re-elected.

On 31 December 2003, the Board of Directors consisted of eleven members: ten non-executive Directors and one executive Director.

During 2003, two of the Directors represented the major shareholder, Suez-Tractebel. Seven of the Directors are independent Directors, i.e. Directors who are not related to major shareholders and who have not been members of the company's Executive Committee or "Comité de Direction/Directiecomité" for the last two years.

Committees

Audit Committee

The Audit Committee consists of three members who are all independent non-executive directors.

The mission of the Audit Committee is to assist the Board of Directors in fulfilling its oversight duties with regard to the Umicore Group's financial reporting process, including monitoring the integrity of the financial statements, external auditor qualifications and independence and performance of both the internal audit department and the external auditors.

To this effect, the Audit Committee:

- has the right to seek any necessary information from any corporate body or any member of the company's staff to fulfil its duties;
- has the right to obtain outside legal help and any professional advice, at the company's expense, which might be necessary for the fulfilment of its duties;
- has the power to call any member of the company's staff to be interviewed at a meeting of the committee as and when required.

The chairman of the Audit Committee reports to the Board on its proceedings and communicates the committee's recommendations.

Number of meetings in 2003: three

Nomination and Remuneration Committee

The Nomination and Remuneration Committee consists of three members who are all non-executive Directors. It is chaired by the chairman of the Board.

The mission of the Nomination and Remuneration Committee is:

- to recommend new Directors for election to the Board;
- to recommend to the Board the candidates for membership of the Executive Committee and to approve their remuneration as well as to recommend to the Board the dismissal of any member of the Executive Committee;
- to recommend a management remuneration policy to the Board;
- to define a succession plan for the Chief Executive Officer and to review succession planning for the Executive Committee;
- to recommend the appropriate stock option plans to the Board.

The chairman of the Nomination and Remuneration Committee reports to the Board on the results of its work and examinations and makes recommendations accordingly.

Number of meetings in 2003: two

Strategy Committee

The Strategy Committee, which was previously instituted by the Board, was abolished in the course of 2003. It did not hold any meetings during the year under review.

Board of Directors compensation

- annual retainer: € 22,500;
- chairman retainer: € 90,000;
- committee meeting fees as member: € 2,500;
- committee meeting fees as chairman: € 3,750;
- audit committee meeting fees as chairman: € 7,500;
- audit committee meeting fees as member: € 3,500.

The total amount of remuneration granted to Directors in 2003 in respect of their activities in the company amounted to € 305,076.

No variable or other compensation element is associated with the directorship. No loan or guarantees have been granted by the company to members of the Board.

As of 31 December 2003, the members of the Board of Directors together held a total of 8,869 shares. As of the same date they also held 109,000 stock options. These options are held by those Directors who were previously members of the Executive Committee.

These figures do not include the data for the Chief Executive Officer, as these data are included in the total reported for the members of the Executive Committee.

Number of meetings in 2003: 9.

Name	Board meetings attended	Committee meetings attended
Karel Vinck	9 of 9	2 of 2
Thomas Leysen	9 of 9	-
Etienne Denis [1]	5 of 5	-
Etienne Davignon	6 of 9	2 of 2
Jean-Pierre Standaert [2]	4 of 9	-
Marc Blanpain [3]	0 of 3	-
Jean-Luc Dehaene	8 of 9	-
Philippe Delaunois	9 of 9	1 of 2
Arnoud de Pret	7 of 9	3 of 3
Jonathan Oppenheimer	6 of 9	-
Robert van Oordt	8 of 9	3 of 3
Klaus Wendel	9 of 9	3 of 3

(1) Director as from 6 May 2003.
(2) Resigned as at 31 December 2003.
(3) Resigned as at 9 April 2003.

Management

General organizational structure of Umicore

In accordance with the articles of association, the Board of Directors has delegated responsibility for the daily management of the company to Mr Thomas Leysen, in his capacity as Chief Executive Officer. The Board of Directors has furthermore set up on 19 August 2003 an Executive Committee ("Comité de Direction/Directiecomité"), chaired by Mr Thomas Leysen.

"Comité de Direction/Directiecomité"

On 19 August 2003 the Board of Directors decided to transform the existing Executive Committee into a "Comité de Direction/ Directiecomité" within the meaning of Article 524bis of the Company Code. Throughout this report, the term "Executive Committee" is used within this definition.

The Executive Committee is composed of at least four members, Directors or other persons. It is presided over by a chairman, appointed by the Board of Directors, who must be a Director. The members of the Executive Committee are appointed upon recommendation of the Nomination and Remuneration Committee. The Executive Committee as a whole or any individual member can be dismissed at any time by the Board of Directors.

Without prejudice to the powers reserved to the Board of Directors pursuant to Article 524bis of the Company Code, the Executive Committee is entrusted with the powers to decide:

- on any matters relating to the daily management of the company;
- on any matters related to the implementation of resolutions approved by the Board of Directors;
- on any matters related to the operational management and organization of the Group and to its structure;
- on any matters related to the financing of the normal operations of the Group, such as, without limitation, bank loans, guarantees granted in favour of the company's wholly owned subsidiaries, hedging programmes and swap agreements (ISDA), regardless of the amount concerned;
- on any M&A transactions within the line of business of Umicore for an amount less than € 12,500,000;
- on investments such as the acquisition of equipment, technologies, services and any other similar investments for an amount less than € 12,500,000. However, for renewal or modernization investments, the limit shall be € 25,000,000.

The powers of the Executive Committee are without prejudice to the powers of daily management granted to the Chief Executive Officer. The daily management of the company is thus vested in the Chief Executive Officer acting individually as well as to the Executive Committee acting collectively.

The Executive Committee is entitled to grant special proxies to any of its members or any manager or employee of the company, who will then act as an attorney-in-fact of the Executive Committee.Without prejudice to the representation powers granted under Article 14 of the articles of association, the company is validly represented before court and in all legal acts, including those in which a civil servant or a ministerial officer intervenes, by one Director and one member of the Executive Committee signing jointly or, within the powers granted to such Executive Committee, by two members acting jointly. The company will also be validly represented, within the limits of their mandates, by any special representative appointed by the Executive Committee.

The Executive Committee meets regularly according to the schedule as may be determined by it from time to time.

The Executive Committee acts as a collegiate body. It validly deliberates and decides provided that the majority of its members are present or represented at a meeting. Its decisions are approved by the majority of the votes cast. Any given member may not represent more than one of his/her colleagues. The Executive Committee has appointed a secretary who enacts the minutes of each meeting of the Executive Committee and keeps appropriate records of same. The minutes of a meeting are submitted for approval to the Executive Committee at the next meeting.

The Chief Executive Officer reports to the Board of Directors on the decisions taken by the Executive Committee.

Compensation of the Executive Committee

For the year 2003, an aggregate gross amount of € 3,047,251 was attributed to the nine members of the Executive Committee serving on 31 December 2003; of this amount, € 611,683 was variable pay relating to 2002 performance. For the members of the Executive Committee, benefits include an extra-legal pension scheme, the cost of which amounted to € 766,917.

During 2003, 39,000 stock options were allocated to the Executive Committee members as part of the variable compensation package, at an exercise price of € 34.18. In total, at the end of 2003, 345,700 stock options were outstanding in the name of the Executive Committee members, with exercise prices between € 30.50 and € 48.15. During 2003, the Executive Committee members exercised 1,000 options. As of 31 December 2003, the members of the Executive Committee together hold a total of 138,575 shares.

Remuneration of the Auditors

During 2003 the company requested the statutory auditor to provide assistance and advice on various issues in addition to the statutory audit remuneration. These included audit related assistance inter alia related to PMG acquisition and to introduction of IFRS accounting standards, as well as non-audit related assistance inter alia related to job classification for clerical staff and related to tax assitance. The fees paid to the statutory auditor for this work carried out in addition to its statutory auditing assignment amounted to € 315,694 audit related services and € 497,185 non-audit related services.

The statutory auditor's mandate expires at the 2005 Ordinary Shareholders' Meeting.

Company Code - Article 523

Prior to the Board discussing the implementation of an Incentive Stock Option Plan (ISOP 2004) Thomas Leysen declared that he had a direct material interest in this matter insofar as he would be a beneficiary of the said plan. In accordance with Article 523 of the Company Code, Thomas Leysen was not present during the Board's discussions concerning this decision and did not take part in the voting.



Board of directors and management

Board of Directors

Karel Vinck, 65, Chairman
Non-executive Director

Before joining Umicore, Karel Vinck was Chief Executive Officer of Eternit and Bekaert. He is presently Chairman of the Executive Committee of S.N.C.B./N.M.B.S., the Belgian railway company. He is also a member of the Board of Suez-Tractebel, the Catholic University of Leuven and Théâtre Royal de la Monnaie. He is honorary chairman of VEV, the Flemish employers association and Chairman of the Flemish Science Policy Council.

Director since 17 October 1994. End of mandate at the Annual General Meeting of 2006. Chairman since 1 October 2002. Chairman of the Nomination & Remuneration Committee since 1 January 2003.

Thomas Leysen, 43, Chief Executive Officer
Executive Director

He became Chief Executive Officer of Umicore in 2000, after having held various positions within Umicore and its affiliates. He is also Chairman of VUM Media, a newspaper publishing company, Chairman of Agoria and Eurometaux and a member of the Board of Atlas Copco. He is a member of the Executive Committee of the Belgian Employers Federation (FEB/VBO).

Director since 10 May 2000. End of mandate at the Annual General Meeting of 2006. Chief Executive Officer since 10 May 2000. Chairman of the Executive Committee since 1 January 2001.

Etienne Davignon, 71, Vice-Chairman
Non-executive Director, representing a major shareholder, Suez-Tractebel

From 1962 to 1977, Etienne Davignon was Head of the Cabinet of the Belgian Ministry of Foreign Affairs.

In 1977, he was appointed Vice-President of the European Commission, in charge of industry, research and energy until the end of 1984. In 1985, he joined Société Générale de Belgique and was the company's Executive Chairman until 2001 and Vice-Chairman until 31 October 2003. Since 31 October 2003, he is Vice-Chairman of Suez-Tractebel. Etienne Davignon is a member of the Board of Suez, Sofina, and is Vice-Chairman of Fortis, Accor S.A. and Recticel. He is chairman of CMB N.V. and SN Air Holding.

Director since 4 December 1989. End of mandate at the Annual General Meeting of 2005. Vice-Chairman since 10 May 2000. Member of the Nomination & Remuneration Committee since 1 January 2003.

Jean-Pierre Standaert, 56
Non-executive Director, representing a major shareholder, Suez-Tractebel

He started his career at Cimenteries CBR in 1975 and joined Société Générale de Belgique in 1988 as Secretary General and became later General Manager. From 1998 until end 2002 he was group director for legal and tax affairs at Suez. He is now counsellor to the chairman of Suez.

Director since 26 July 1989, resigned on 31 December 2003.

Etienne Denis, 60
Non-executive Director

Etienne Denis holds a PhD in Science from the University of Louvain. After working at the University and with Gécamines in Congo he joined Umicore in 1974 where he held numerous positions over the years. From 1997 until 2003 he was Chief Executive Officer of Sibeka and is still currently member of the Board of Directors.

Director since 6 May 2003. End of mandate at the Annual General Meeting of 2006.



From left to right: Thomas Leysen, Jonathan Oppenheimer, Arnoud de Pret, Robert F.W. van Oordt, Jean-Pierre Standaert, Jean-Luc Dehaene, Karel Vinck, Etienne Davignon, Klaus Wendel, Philippe Delaunois and Etienne Denis.

Jean-Luc Dehaene, 63
Independent non-executive director

Jean-Luc Dehaene has occupied several ministerial posts and was Prime Minister of Belgium from 1992 to 1999. He is a member of the Board of Interbrew, Telindus, Domo and Corona-Lotus. He is Chairman of the Board of the College of Europe (Bruges) and mayor of Vilvoorde.

Director since 1 October 1999. End of mandate at the Annual General Meeting of 2006.

Philippe Delaunois, 62
Independent non-executive director

Philippe Delaunois worked in the Belgian steel industry for most of his career, and until 1999 he was Managing Director of the Cockerill-Sambre group. He is currently Chairman of the Board of Mediabel, CFE and Alcopa. He is a member of the Board of ING group, Shanks group (UK), VUM Media and DEME.

Director since 12 May 1999. End of mandate at the Annual General Meeting of 2005. Member of the Nomination & Remuneration Committee since 1 January 2001.

Arnoud de Pret, 59
Independent non-executive director

Arnoud de Pret was with Morgan Guaranty Trust Company in New York from 1972 until 1978. From 1978 until 1981 he was group treasurer of Cockerill-Sambre, and until 1990 he was group finance manager and member of the Executive Committee of UCB. He was Chief Financial Officer and member of the Executive Committee of Umicore from 1991 until May 2000. He is a member of the Board of Interbrew, Delhaize group and Sibelco.

Director since 10 May 2000. End of mandate at the Annual General Meeting of 2005. Member of the Audit Committee since 1 January 2001.

Jonathan Oppenheimer, 34
Independent non-executive director

Jonathan Oppenheimer is a director of De Beers Consolidated Mines and Head of Producer Relations, Africa. He is also the chairman of Element Six group of companies.

Director since 5 September 2001. End of mandate at the Annual General Meeting of 2005.

Robert F.W. van Oordt, 67
Independent non-executive director

Robert van Oordt was a consultant and former partner at McKinsey and Cie (1967-1979), Chief Operating Officer and member of the Board of Directors of Hunter Douglas (1979-1989), chairman of the Executive Board of Bührmann Tetterode (1990-1993) and of KNP BT (1993-1996) and chief executive officer of Rodamco Europe (2000-2001). He is Chairman of the Supervisory Board of Rodamco Europe, a supervisory director of Draka Holding and a member of the Board of Fortis Bank, of Nokia Corporation and of Schering-Plough Corporation.

Director since 14 May 1997. End of mandate at the Annual General Meeting of 2005. Chairman of the Audit Committee since 1 January 2001.

Klaus Wendel, 60
Independent non-executive director

Until 2000 he was a member of the Executive Committee of Société Générale de Belgique responsible for group control. He is now an independent consultant in finance and controlling. After a career in financial management with General Electric (USA), Siemens, Cockerill-Sambre and CBR, he joined Société Générale de Belgique in 1988.

Director since 26 July 1989. End of mandate at the Annual General Meeting of 2006. Member of the Audit Committee since 1 January 2001.



Executive Committee

Thomas Leysen, 43
Chief Executive Officer

Thomas Leysen holds a law degree from the University of Leuven. He started his career in the shipping and commodity trading business. He joined Umicore in 1990 and held various executive positions. He became CEO of Umicore in 2000. He is also chairman of VUM Media, chairman of Agoria and Eurometaux, and a member of the board of Atlas Copco.

Jean-Luc Deleersnyder, 42
Executive Vice-President
Business group Zinc, Purchasing & Transportation

Jean-Luc Deleersnyder holds a Masters degree in Electromechanical Engineering and a PhD in Operations Management from the University in Ghent. He was also a CIM Fellow at North Carolina State University. He joined McKinsey & Co in 1988 as a management consultant. He joined Umicore in 1995 where he successively occupied the position of head of the Strategy Department and Corporate Vice-President Human Resources. He was appointed to his present position in 1999.

Alain Godefroid, 55
Corporate Vice-President
Legal Affairs, Environment Health & Safety

Alain Godefroid holds a Law doctorate from the University of Brussels (ULB) and a MCJ from the University of Texas at Austin. After working as a lawyer in the United States and in Europe, he joined Umicore in 1978 as Legal Counsel. He was appointed to his present function in 1995.

Marc Grynberg, 38
Chief Financial Officer
Finance, Information Systems

Marc Grynberg holds a Commercial Engineering degree from the University of Brussels (Ecole de Commerce Solvay). After several management positions in the finance function at DuPont de Nemours in Brussels and Geneva, he joined Umicore in 1996 as Group Controller. He was appointed CFO in 2000.

Martin Hess, 51
Executive Vice-President
Business unit Automotive Catalysts

Martin Hess joined Degussa in 1972 as a commercial trainee. He served in a variety of functions and business units, gathering also extensive international experience in Africa and Asia in the course of totally 18 years living abroad. Since end of 1999, he heads the business unit Automotive Catalysts. He joined the Umicore Executive Committee following the acquisition of PMG.



From left to right: Michel Moser, Hugo Morel, Martin Hess, Jean-Luc Deleersnyder, Thomas Leysen, Alain Godefroid, Marc Van Sande, Pascal Reymondet and Marc Grynberg.

Hugo Morel, 53

Executive Vice-President
Business group Precious Metals Services

Hugo Morel holds a Masters degree in Metallurgical Engineering from the University of Leuven. He joined Umicore in 1974 and held several jobs in production, commercial departments, strategy and general management of different units. He was appointed to his present position in 2002.

Michel Moser, 45

Corporate Vice-President
Corporate Development, Umicore Marketing Services

Michel Moser holds a Commercial Engineering degree from the University of Brussels (Ecole de Commerce Solvay) and a post-graduate degree in International Commerce. He joined Société Générale des Minerais (Sogem) in 1983 and held positions in Brussels, New York and Hong Kong. He managed the brokerage Sogemin Metals in London between 1995 and 2000. He joined the Executive Committee in May 2003.

Pascal Reymondet, 44

Executive Vice-President
Precious Metals Products

Pascal Reymondet holds an MSc from Stanford University and an Engineering degree from the Ecole Centrale in Paris. He has occupied different engineering and management positions within the Degussa group including management of the Port Elizabeth and Burlington automotive catalyst plants. He became Senior Vice-President of the Precious Metals Group (PMG) in June 2002 and joined the Umicore Executive Committee following the acquisition of PMG.

Marc Van Sande, 51

Executive Vice-President
Business group Advanced Materials, Copper activities,
Research Development & Innovation,
Corporate Human Resources

Marc Van Sande holds a PhD in Physics from the University of Antwerp as well as an MBA. He joined MHO, a predecessor company of Umicore in 1980, and held several jobs in research, marketing and production. In 1993 he was appointed Vice-President of the Electro-Optic Materials business unit and he was appointed to his present position in 1999.

Group Management

Thomas Leysen	Chief Executive Officer
Jean-Luc Deleersnyder	Executive Vice-President
Martin Hess	Executive Vice-President
Hugo Morel	Executive Vice-President
Pascal Reymondet	Executive Vice-President
Marc Van Sande	Executive Vice-President
Marc Grynberg	Chief Financial Officer
Alain Godefroid	Corporate Vice-President
Michel Moser	Corporate Vice-President
Guy Beke	Senior Vice-President Purchasing & Transportation
Joerg Beuers	Senior Vice-President BU Jewellery & Electroplating
Thierry Caeymaex	Senior Vice-President BU Copper
Michel Cauwe	Senior Vice-President BU Electro-Optic Materials
Sidnei Cestari	Senior Vice-President Umicore Brasil
Stephan Csoma	Senior Vice-President BU Zinc Alloys & Chemicals
Edwin D'Hondt	Senior Vice-President Information Systems
Ralf Drieselmann	Senior Vice-President BU Precious Metals Management
Guy Ethier	Senior Vice-President Corporate EHS
Luc Gellens	Senior Vice-President Research Development & Innovation
Leo Jacobs	Senior Vice-President BU Zinc Smelting
Tom Kreuzer	Senior Vice-President R & D Automotive Catalysts
Hans Kuehn	Senior Vice-President Production & Technology Automotive Catalysts
Michael Neisel	Senior Vice-President BU Automotive Catalysts Europe & Africa
Joerg Plessow	Senior Vice-President BU Technical Materials
Ernst Pleyer	Senior Vice-President BU Building Products
Bill Staron	Senior Vice-President BU Automotive Catalysts North America
Dirk Uytdewilligen	Senior Vice-President BU Specialty Oxides & Chemicals
Pierre Van de Bruaene	Senior Vice-President Umicore Marketing Services
André van der Heyden	Senior Vice-President, Managing Director of Padaeng
Jan Vliegen	Senior Vice-President BU Engineered Metal Powders

Main products and applications

ADVANCED MATERIALS

Batteries	
› Zinc powder	Alkaline batteries
› Cobalt oxides and powders › Nickel hydroxide › Lithium cobaltite › Cobalt chemicals	Rechargeable batteries for mobile phones, laptops, tools, etc
Ceramics and Chemicals	
› Cobalt oxide and chemicals › Nickel oxide and chemicals › Manganese chemicals	Ceramic applications, chemical catalysts, paint drying, tyres, electroplating
Engineered Powders	
› Cobalt powders	Hard metal and diamond tools
High-Purity Chemicals	
› Germanium tetrachloride	Internal coatings for fibre optic cables
› Germanium dioxide	Catalyst for PET plastics
Optics	
› Germanium	Infrared lenses, infrared applications and lasers
› Chalcogenide glass	Lower cost infrared applications (night vision in cars)
› Optical components	Lenses, beam-splitters, scanner optics
Substrates	
› Germanium wafers	Satellite solar cells, laser diodes
Synthetic Diamond	
› Synthetic diamond and polycrystalline products	Tools eg. saws, drills, grinders

COPPER

› Wire rod	Copper wires, power cables, telephone cables, flexible power cords, motor windings, overhead conductors for high-speed trains, robotics, magnetron, etc.
› Cakes	Roofing materials, gutters and rainpipes, electronic connectors, power transistors, cable shielding, copper foils, etc.
› Billets	Sanitary tubes, industrial tubes, air conditioners, special profiles, bearings, etc.
› Nuggets	Electroplating, alloys, galvanizing, powders

PRECIOUS METALS SERVICES

› Gold	Jewellery, electronics, coins
› Silver	Jewellery, photography, catalysts, mirrors, coins, dentistry, electronics
› Platinum Group Metals	Car catalysts, chemical applications, glass, electronics, dentistry, jewellery
› Metals management services	Hedging, leasing, trading, liquidity provision

PRECIOUS METALS PRODUCTS AND CATALYSTS

Automotive Catalysts	
› Diesel and gasoline catalysts	Emission control in automobiles, and other vehicles
› Diesel particulate filters	Control of particulate emissions in automobiles and other vehicles
› NOx adsorber catalysts	Emission control in lean burn gasoline engines
Technical Materials	
› Metallic and composite soldering, attaching and sealing materials	Electronic (micro and power) packaging applications
› Platinum/rhodium components, coatings and systems	Production of high-quality glass (flat panel displays) and also chemical applications
› Contact and fuse materials	Circuit breakers and switches
› Soft solders, brazing alloys, solder pastes[1]	Joining metal to metal

[1] via BrazeTech subsidiary

Jewellery and Electroplating	
› Sheets, tubes, strips, wires, blanks	Jewellery, coins
› Refining Services	Closed loop offering to various customers
› Precious metal electrolytes, salts and additives	Electroplating
Precious Metals Chemistry	
› Organic and inorganic precious metal compounds	Heterogeneous and homogeneous catalysts
Thin Film Products	
› Specialty alloys	Coatings for optical data storage, optics, electronics and displays

ZINC

Zinc Smelting/Zinc Alloys and Chemicals	
› Specialty alloys	Special alloys for continuous galvanizing of sheets and wire and shop galvanizing of manufactured parts
› Die-casting alloys	Alloys for injection of parts for cars, locks, electronic/electric components
› Commodity products	Special High Grade zinc (for various applications) and basic alloys (for galvanizing)
› Zinc oxide	Rubber (general rubber goods, tyres), ceramics, glass, chemicals, pharmaceuticals, cosmetics, electronics, paints, lubricants, animal feed
› Zinc fine powder	Coatings (anticorrosive paints, mechanical plating), chemicals (reducing agent, catalyst, organic synthesis), metallurgy (zinc purification, recovery of precious metals), batteries
Building Products	Zinc (and lead) sheets, manufactured products and building systems for roofing and façade applications, rainwater systems, flashings and ornaments

CORPORATE AND INVESTMENTS

Fuel Cells	
› Membrane electrode assemblies, fuel processing catalysts and electrocatalysts	Proton Electrode Membrane (PEM) fuel cells

The above list is not exhaustive but highlights Umicore's key products and some of their more important applications. Umicore also produces a range of by-products during the manufacturing processes in each business area. Some of these, such as lead and sulphuric acid, are important components of Umicore's business. For more information on Umicore's full range of products please visit www.umicore.com

Umicore in Europe


Luxembourg
Angleur
Overpelt
Heusden-Zolder
Balen
Olen
Diegem
Brussels
Hoboken
Sint-Martens-Latem
Auby
Calais
Larvik
Karlskoga
Maintal
Pforzheim
Hanau
Schwäbisch-Gmünd
Alzenau
Moscow
Dundee
Them
Rotherham
Clayton
Stevenage
Amsterdam
Warsaw
Hertford
Brentwood
Essen
Eijsden
Kiev
Bray-et-Lû
Courbevoie
Acigne
Paris
Bagnolet
Bratislava
Neuilly-sur-Marne
Rheinfelden
Vienna
Blodelsheim
Balzers
Budakeszi
Le Vigeant
Vicenza
Viviez
Milan
Fenerbahce (Istanbul)
Madrid
Porto
Rubi (Barcelona)
Boesingen
Avellino
Lyss-Wiler
(Bern)
Sofia
Pirdop

Umicore: a worldwide presence



Fort Saskatchewan
Leduc
Vancouver
Burlington
Toronto
White Pine (MI)
Auburn Hills (MI)
Nashua (NH)
Boston (MA)
Calvert City (KY)
Providence (RI)
Covington (TN)
New York (NY)
Quapaw (OK)
Arab (AL)
Pittsburgh (PA)
South Plainfield (NJ)
Maxton (NC)
Raleigh (NC)
Mexico D.F.
Manaus
Lima
La Paz
Belo Horizonte
Sao Paulo
Guarulhos
Americana
Buenos Aires


Cheonan
Beijing
Himeji
Tsukuba
Tokyo
Onsan
Shanghai
Seoul
Ansan
Delhi
Changsha
Taipei
Guangzhou
Hsinchu Hsien
Jiangmen
Hong Kong
Mumbai
Mae Sot
Tak
Subic Zambales
Dubai
Bangkok
Rayong
Kuala Lumpur
Pasir Gudang
Singapore
Roodepoort
Johannesburg
Port Elizabeth
Midrand
Crows Nest
Melbourne
Tottenham

Dividends

If the appropriation of profit proposed to you on page 107 of this report is approved, a gross dividend of EUR 1.60 per share will be paid for the financial year 2003, i.e.

› a net dividend of EUR 1.20 after deduction of the 25% withholding tax on presentation of coupon No. 12

› a net dividend of EUR 1.36 after deduction of the 15% withholding tax on presentation of coupon and VVPR strip No. 12

Starting 21 April 2004

Payment of dividends on presentation of coupon No. 12 at the registered offices and branches of the following institutions:

› Fortis Bank
› Dexia
› ING
› KBC Bank
› Bank Degroof
› Petercam

Financial calendar

5 March 2004	Press release and final figures for financial year 2003
14 April 2004	General Meeting of Shareholders (financial year 2003)
28 August 2004	Press release and interim results for the first half of 2004
mid February 2005	Press release and final figures for financial year 2004
13 April 2005	General Meeting of Shareholders (financial year 2004)

Additional information

Stock

Euronext Brussels

Financial information

Institutional investors and analysts who wish to obtain additional information may apply to the Investor Relations department at the company's registered office

Contact : Isabelle Michotte
Phone : 32-2-227.71.47
E-mail : isabelle.michotte@umicore.com

Annual report

This report is also available in French and Dutch

Internet

This report can be downloaded from the Umicore Website: www.umicore.com

Registered office

Umicore - Rue du Marais 31 · B-1000 Brussels · Belgium
Phone : 32-2-227.71.11 Fax : 32-2-227.79.00
Internet : www.umicore.com E-mail : info@umicore.com
Company Number : 0401574852 VAT No : BE 401.574.852

Publisher responsible at law

Umicore
Corporate Communication
Contact : Michel Moser
Phone : 32-2-227.71.55
E-mail : michel.moser@umicore.com

Realisation

Image Plus

Photographs

Courtesy of Image Plus, NASA/JPL/Caltech, DaimlerChrysler, Paul Kozlowski

Printing

Snoeck-Ducaju & Zoon